Integra Resources Corp.

ANNUAL INFORMATION FORM

For Fiscal Year Ended December 31, 2024

March 26, 2025

FORWARD LOOKING STATEMENTS

This annual information form ("AIF" or "Annual Information Form") of Integra Resources Corp. ("Integra" or the "Company") contains "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian and United States securities legislation (collectively, "forward-looking statements").  Forward-looking statements are included to provide information about management's current expectations and plans that allows investors and others to get a better understanding of the Company's operating environment, business operations and financial performance and condition.

Forward-looking statements relate, but are not limited, to: the future financial or operating performance of the Company and the Wildcat and Mountain View deposits (the "Nevada North Project"), the Florida Mountain and DeLamar deposits (the "DeLamar Project") and the Florida Canyon mine (the "Florida Canyon Mine" and together with the Nevada North Project and the DeLamar Project, the "Projects"); benefits from the acquisition of Florida Canyon Gold Inc. ("FCGI") including, but not limited to, goals, synergies, opportunities, profile, project and production optimization, potential production of the Florida Canyon Mine and extension of mine life at the Florida Canyon Mine; expectations and timing related to the guidance on the Florida Canyon Mine, expectations with respect to future cash flows from operations, net debt and financial results benefits results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Projects, including cash flows, revenue potential,  development, capital and operating expenditures, development costs and timing thereof, extraction rates, production, life of mine projections and cost estimates; magnitude or quality of mineral deposits; anticipated advancement of permitting, optimization and the mine plans for the Projects, as applicable; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates, including prospective use of the Albion Process; anticipated advancement of the Projects and future exploration prospects; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; relationships with local communities; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the Projects; future growth potential of the Projects; and future development plans. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: expected synergies from acquisition of FCGI; the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Projects; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  See the section entitled "The Business - Risk Factors" below for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward looking-statements contained herein are made as of the date of this Annual Information Form and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Cautionary Note to United States Investors with Respect to Mineral Resources

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this AIF has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM Definition Standards).  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC"). Accordingly, Mineral Resource and Reserve information contained in this AIF may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Non-IFRS Measures and Other Financial Measures

Alternative performance measures in this document such as "EBITDA", "cash cost", "AISC", "AIC", "free cash flow" and "working capital" are furnished to provide additional information.  These non-IFRS performance measures are included in this AIF because these statistics are used as key performance measures that management uses to monitor and assess performance of the Projects, and to plan and assess the overall effectiveness and efficiency of mining operations. These non-IFRS measures are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, we use such measures to provide additional information, and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The following non-IFRS measures are furnished to provide additional information about the Company's development stage projects, the DeLamar Project and the Nevada North Project.

EBITDA

EBITDA (earnings before interest, tax, depreciation and amortization) is the net cash operating margin and is the difference between revenue and cash costs. While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing future operating performance of the Nevada North Project.

Cash Costs

Cash costs include site operating costs (mining, processing, site G&A), refinery costs and royalties, but excludes head office G&A and exploration expenses. While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing future operating performance of the DeLamar and Nevada North Projects.

All-In Sustaining Cost ("AISC")

Site level AISC includes cash costs and sustaining and expansion capital but excludes head office G&A and exploration expenses. The Company believes that this measure is useful to external users in assessing future operating performance at the DeLamar and Nevada North Projects and the Company's ability to generate free cash flow from potential operations.

All-In Cost Per Ounce AuEq ("AIC")

AIC includes AISC level costs, initial capital and equipment finance costs associated with initial capital. The Company believes that this measure is useful to external users in assessing future operating performance at the Nevada North Project and the Company's ability to generate free cash flow from potential operations.

Free Cash Flow

Free cash flows are revenues net of operating costs, royalties, capital expenditures and cash taxes.  The Company believes that this measure is useful to the external users in assessing the Company's ability to generate cash flows from the DeLamar Project and the Nevada North Project.

Working Capital

Working capital is current assets less current liabilities. The Company believes that this measure provides investors with an improved ability to evaluate the future performance of the DeLamar Project.

INTRODUCTION

Currency and Other Information

Unless otherwise indicated, all references to "US$" or "$" in this AIF are to U.S. dollars and all references to "C$" in this AIF are to Canadian dollars.

The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada daily exchange rates for 2024, 2023 and 2022.

Years Ended December 31,
	2024	2023	2022
Low for the period	C$1.3316	C$1.3128	C$1.2451
High for the period	C$1.4416	C$1.3875	C$1.3856
Rate at the end of the period	C$1.4389	C$1.3226	C$1.3544
Average	C$1.3698	C$1.3497	C$1.3011

On March 25, 2025 the Bank of Canada daily average rate of exchange was C$1.00 = US$0.6995 or US$1.00 = C$1.4296

Scientific and Technical Information

Unless otherwise indicated, the scientific and technical information contained in this AIF relating to the Projects has been reviewed and approved by Raphael Dutaut (Ph.D., P.Geo, OGQ Membership 1301), the Company's Vice President Geology and Mining, and a qualified person within the meaning of NI 43-101.

CORPORATE STRUCTURE

Name, Address and Incorporation

Integra was incorporated under the OBCA on April 15, 1997 as Berkana Digital Studios Inc.  On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on April 5, 2005, the Company completed a 2 for 1 consolidation and changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd.  The amalgamated company continued to operate as Fort Chimo Minerals Inc.  On June 14, 2011, the Company completed a 5 to 1 consolidation and changed its name to Mag Copper Limited. The Company completed a 5 to 1 consolidation on September 2, 2015. In January 2017 and August 2017, the Company completed a 5 to 1 and 2.5 to 1 consolidation, respectively.  On August 11, 2017, the Company changed its name to Integra Resources Corp.

On June 29, 2020, the Company completed the continuation (the "Continuation") of the Company from the Province of Ontario to the Province of British Columbia.  As a result of the Continuation, the Business Corporations Act (Ontario) no longer applies to the Company and the Company is subject to the Business Corporations Act (British Columbia) (the "BCBCA") as if it had been originally incorporated under the BCBCA.  In connection with the Continuation, the articles and by-laws of the Company were replaced with notice of articles and articles.  The notice of articles and articles are substantially similar to the former articles and by-laws of the Company.  Changes include alterations to permit the Board to make certain changes to the capital structure of the Company; alterations to the advance notice requirements; alterations to the quorum requirement for the transaction of business at a Board meeting; alterations to the threshold to satisfy quorum to include 25% of the common shares of the Company (the "Common Shares") entitled to be voted at the meeting; alterations to the record date for the purpose of dividend declaration; and alterations to the type of resolution required to remove a director before the expiration of his or her term. On July 9, 2020, the Company completed a 2.5 to 1 consolidation.

On May 4, 2023, the Company completed an at-market merger with Millennial Precious Metals Corp ("Millennial"). As a result of the transaction, Millennial became a wholly owned subsidiary of Integra. On May 26, 2023, the Company completed a 2.5 to 1 consolidation of the Common Shares (the "Consolidation").

On November 8, 2024, the Company completed a business combination with FCGI. As a result of the transaction, FCGI became a wholly owned subsidiary of Integra.

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 RBC Place, 885 West Georgia Street Vancouver, BC V6C 3E8.

The Company delisted from the Canadian Securities Exchange on November 6, 2017, and commenced trading on the TSX Venture Exchange (the "TSX-V") on November 7, 2017, under the trading symbol "ITR". In January 2018, the Company began trading in the United States on the OTCQB under the stock symbol "IRRZF" and subsequently graduated to the OTCQX on May 1, 2018. On July 31, 2020, the Company began trading on the NYSE American under the symbol "ITRG". The Company ceased trading on the OTCQX concurrently with the NYSE American listing. The Company continues to be listed on the TSX-V under the trading symbol "ITR". The Company's warrants trade on the TSX-V under the symbol "ITR.WT".

Unless otherwise noted or inconsistent with the context, references to Integra or the Company in this AIF are references to Integra Resources Corp. and its subsidiaries.

Intercorporate Relationships

The following diagram illustrates the intercorporate relationships among Integra and its subsidiaries, as well as the jurisdiction of incorporation of each entity.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine. The Florida Canyon Mine, located in Nevada, is a low-grade heap leach operation which Integra acquired in 2024. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada.

Three Year History

2022

Beedie Capital Credit Facility

On July 28, 2022, the Company executed a credit agreement (the "Loan Agreement") with Beedie Investment Ltd. ("Beedie Capital"), for the issuance of a non-revolving term convertible debt facility in the principal amount up to $20 million. On August 4, 2022, an initial advance of $10 million was drawn under this facility, with the Company having the option to draw "subsequent advances" in increments of at least $2.5 million, up to an additional $10 million, subject to certain conditions. The Company concurrently closed on August 4, 2022 the $11 million brokered equity financing described below.

Financing

On August 4, 2022, Integra issued 6,666,667 post-Consolidation Common Shares of the Company at a post-Consolidation price of US$1.65 per Common Share for gross proceeds of $11 million under a final prospectus supplement. Pursuant to an underwriting agreement with the underwriters, the Company agreed to pay the underwriters a cash commission equal to 4.0% of the gross proceeds of the 2022 Public Offering (other than from the issue and sale of the Common Shares to Beedie Capital, for which a 2.0% cash commission was paid).

Pre-Feasibility Study and Mineral Resource and Mineral Reserve for the DeLamar Project

On March 28, 2022, the Company filed a technical report for the DeLamar Project entitled "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA" dated March 22, 2022, with an effective date of January 24, 2022. The technical report is available on the Company's profile on SEDAR+ at www.sedarplus.ca. For further details regarding the DeLamar Project, please refer to the "Properties - DeLamar Project" subheading below.

2023

Millennial Transaction

On February 27, 2023, the Company announced that it had entered into an arm's length definitive arrangement agreement dated February 26, 2023 for an at-market merger with Millennial pursuant to which Integra would acquire all of the issued and outstanding shares of Millennial by way of a court-approved plan of arrangement under the BCBCA (the "Millennial Transaction"). The Millennial Transaction was approved by Millennial's shareholders on April 26, 2023 and subsequently closed on May 4, 2023.

In connection with closing of the Millennial Transaction, the Company reorganized its management team and board of directors (the "Board"). Jason Kosec, former Director, President and CEO of Millennial, was appointed Director, President and CEO of Integra. George Salamis, former Director, President and CEO of Integra was appointed Executive Chair, Stephen de Jong stepped down from Integra's Chair position, but remained on the Board as Lead Director. David Awram stepped down from the Board but remained an advisor to the Company. Sara Heston and Eric Tremblay were appointed to the Board. Timo Jauristo, Anna Ladd-Kruger, C.L. "Butch" Otter and Carolyn Clark Loder remained on the Board. Former Chief Geologist and Director of Millennial, Ruben Padilla, serves as a technical advisor to Integra. E. Max Baker transitioned from the role of Vice President Exploration to Chief Geologist of the Company. Raphael Dutaut, former Vice President Exploration of Millennial, joined Integra as Vice President Exploration. Jason Banducci, former Vice President Corporate Development of Millennial, joined Integra as Vice President Corporate Development.

Management

On December 20, 2023, the Company announced that Tim Arnold, the Company's Chief Operating Officer would retire from the Company at the end of 2023. The Company also announced the appointment of Scott Olsen to Vice President, Engineering - Processing and Infrastructure.

Financings

Concurrent with the announcement of the Millennial Transaction, the Company announced that it had entered into an agreement with Raymond James Ltd., BMO Capital Markets and Cormark Securities Inc., as joint bookrunners (collectively, the "2023 Underwriters"), in connection with a bought deal private placement of subscription receipts (each, a "2023 Subscription Receipt"). On March 16, 2023, the Company and the 2023 Underwriters completed the sale of 14,000,000 post-Consolidation 2023 Subscription Receipts at a price of C$1.75 per post-Consolidation 2023 Subscription Receipt (the "2023 Issue Price") for gross proceeds of C$24.5 million (the "2023 Brokered Offering"). Each 2023 Subscription Receipt represented the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Millennial Transaction other than the issuance of the Common Shares to shareholders of Millennial) (the "2023 Escrow Release Conditions"), without payment of additional consideration, one Common Share, subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement dated March 16, 2023 (the "2023 Subscription Receipt Agreement") as among the Company, TSX Trust Company as the subscription receipt agent, the 2023 Underwriters and Wheaton Precious Metals Corp. ("Wheaton"). See "2023 Non-Brokered Offering" subheading below.

The 2023 Escrow Release Conditions were met on May 4, 2023 and as a result, Integra issued 14,000,000 post-Consolidation Common Shares and received gross proceeds of C$24.5 million.

Concurrent with the announcement of the Millennial Transaction, the Company announced that it had entered into an agreement with Wheaton, and a wholly-owned subsidiary of Wheaton, pursuant to which Wheaton agreed to purchase the lesser of: (a) C$15 million of 2023 Subscription Receipts at the 2023 Issue Price; (b) such number of 2023 Subscription Receipts that would result in Wheaton owning 9.9% of the issued and outstanding Common Shares (following the completion of the proposed Millennial Transaction and the conversion of the 2023 Subscription Receipts issuable to Wheaton and pursuant to the 2023 Brokered Offering); and (c) 30% of the combined 2023 Subscription Receipts to be issued to Wheaton and investors in the 2023 Brokered Offering (the "2023 Non-Brokered Offering"). On March 16, 2023, the Company and Wheaton completed the 2023 Non-Brokered Offering, resulting in the issuance and sale to Wheaton of 6,000,000 post-Consolidation 2023 Subscription Receipts for aggregate gross proceeds of C$10.5 million.

The 2023 Escrow Release Conditions were met on May 4, 2023 and as a result, Integra issued 6,000,000 post-Consolidation Common Shares and received gross proceeds of C$10.5 million.

In connection with the 2023 Non-Brokered Offering, the Company entered into an investor rights agreement dated March 16, 2023 (the "Wheaton IRA") and a right of first refusal agreement dated May 4, 2023 (the "ROFR Agreement") with Wheaton entities providing Wheaton with certain participation rights in future equity offerings by Integra and a right of first refusal on precious metals royalties, streams or pre-pays pertaining to any properties of Integra or its affiliates, including the Millennial properties acquired in the Millennial Transaction, and any properties Integra acquires in the future within a five kilometer radius of the outer perimeter of the foregoing properties or is otherwise acquired in connection with or for the use of the projects held by Integra (including the Millennial properties acquired in the Millennial Transaction).

Maiden Preliminary Economic Assessment for the Nevada North Project

On August 14, 2023 the Company filed a technical report for the Nevada North Project entitled "NI 43-101 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, USA" dated July 30, 2023, with an effective date of June 28, 2023. The technical report is available on the Company's profile on SEDAR+ at www.sedarplus.ca. For further details regarding the Nevada North Project, please refer to the "Nevada North Project" section below.

Updated Mineral Resource Estimate for the DeLamar Project

On November 8, 2023 the Company filed a technical report for the DeLamar Project entitled "Technical Report for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA" dated October 31, 2023 with an effective date of August 25, 2023. The technical report is available on the Company's profile on SEDAR+ at www.sedarplus.ca. For further details regarding the DeLamar Project, please refer to the "DeLamar Project" section below.

2024

Wheaton Royalty Transaction

On February 21, 2024, Integra announced that through its wholly-owned subsidiary, DeLamar Mining Company, it has entered into a binding agreement with Wheaton Precious Metals (Cayman) Co., a wholly-owned subsidiary of Wheaton Precious Metals (the "Wheaton Royalty Transaction"), pursuant to which Wheaton Precious Metals (Cayman) Co. acquired a 1.5% net smelter returns royalty on metal production from all claims of the DeLamar Project for an aggregate cash purchase price of US$9.75 million, to be paid in two installments. The first instalment of US$4.875 million was received by Integra on March 8, 2024. The second installment of US$4.875 million was received on July 12, 2024.

Rich Gulch LLC Land Acquisition

On March 8, 2024, Integra completed the acquisition of 17 patented claims in the Rich Gulch area of the DeLamar Project. Under the terms of the purchase agreement, Integra acquired all of the interests in such claims in exchange for US$2.1 million, which was satisfied through the issuance of 2,959,769 Common Shares.

Unit Offering

On March 13, 2024, Integra announced the completion of a bought deal public offering, pursuant to which Integra issued a total of 16,611,750 units (the "Units"), including the full exercise of the over-allotment option by a syndicate of underwriters led by Cormark Securities Inc., and including BMO Nesbitt Burns Inc., Desjardins Securities Inc., Eight Capital, Ventum Financial Corp., Raymond James Ltd. and Stifel Nicolaus Canada Inc. (collectively, the "Underwriters"), at a price of C$0.90 per Unit for aggregate gross proceeds of C$14,950,575 (the "Unit Offering"). The Units were issued pursuant to a definitive underwriting agreement dated March 7, 2024 (the "Underwriting Agreement") as among the Company and the Underwriters. Each Unit was comprised of one Common Share and one-half (½) of one Common Share purchase warrant (each whole warrant, a "Warrant"). The Warrants were issued pursuant to, and are governed by, a warrant indenture between the Company and TSX Trust Company dated March 13, 2024 (the "Warrant Indenture").  Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of C$1.20 per Common Share until March 13, 2027. The Warrants issued pursuant to the Unit Offering were listed on the TSX-V on March 22, 2024 under the symbol "ITR.WT".

GreenLight Metals Option

On June 11, 2024, Millennial Silver Nevada Inc. ("MSN"), a wholly-owned subsidiary of Integra, entered into an option agreement with GreenLight Metals USA Corporation, a wholly-owned subsidiary of Green Light Metals Inc. ("GreenLight"), regarding the Cerro Colorado Property ("Cerro Colorado"), located within the Pima Mining District, 70 kilometers ("km") (~43 miles) southwest of Tucson, Arizona. MSN currently owns 100% of the membership interests (the "Interests") in Millennial Arizona LLC ("Millennial Arizona") which, pursuant to a mining lease and option to purchase agreement, holds the right to acquire Cerro Colorado. As part of the agreement, MSN has granted GreenLight an exclusive option for a period of 12 months to purchase the Interests in Millennial Arizona. GreenLight is a private company focused on critical minerals exploration in the United States. Pursuant to the terms of the agreement, MSN granted to GreenLight an exclusive option to purchase the Interests as set forth in a membership interest purchase agreement for a period of 12 months. In consideration for the grant of the option, GreenLight has agreed to deliver common shares (the "GreenLight Shares") valued at no less than C$500,000 to Integra. The GreenLight Shares will be paid in two tranches: (i) the first tranche of GreenLight Shares, valued at no less than C$250,000, was delivered on June 13, 2024; and (ii) the second tranche of GreenLight Shares, valued at no less than C$250,000, was delivered on December 30, 2024. In order to exercise the option and acquire the Interests in Millennial Arizona, GreenLight will pay Integra in cash or GreenLight Shares, an amount equal to the total 2024 Cerro Colorado holding costs (other than exploration expenditures) incurred by Integra under the preexisting option through the closing date.

FCGI Transaction

On July 29, 2024, Integra announced that it had entered into a definitive agreement dated July 28, 2024 (the "Arrangement Agreement") pursuant to which Integra agreed to acquire all of the issued and outstanding common shares (the "FCGI Shares") of FCGI by way of a court-approved plan of arrangement (the "Florida Canyon Transaction"). On September 3, 2024, Integra entered into an agreement to amend certain terms of the Arrangement Agreement (the "Amending Agreement"). The Florida Canyon Transaction was approved by FCGI's shareholders on October 25, 2024.

On November 8, 2024, Integra announced the completion of the Florida Canyon Transaction. Under the terms of the Florida Canyon Transaction, shareholders of FCGI received 0.467 of a Common Share of Integra for each FCGI Share held. Integra filed a Form 51-102F4 - Business Acquisition Report dated November 8, 2024, in respect of the acquisition of all of the issued and outstanding FCGI Shares.

In connection with the closing of the Florida Canyon Transaction, Sara Heston and Stephen de Jong resigned from the Board and Janet Yang and Ian Atkinson were appointed to the Board.

Financings

Concurrent with the announcement of the Florida Canyon Transaction, the Company announced that it had entered into an agreement with Stifel Nicolaus Canada Inc. and Eight Capital, as co-lead underwriters and joint bookrunners (collectively, the "2024 Underwriters"), in connection with a bought deal private placement of 14,900,000 subscription receipts (each, a "2024 Subscription Receipt") at a price of C$1.35 per 2024 Subscription Receipt (the "2024 Issue Price") for aggregate gross process of C$20,115,000. On August 20, 2024, Integra and the 2024 Underwriters entered into a definitive underwriting agreement and completed the sale of 14,900,000 2024 Subscription Receipts at the 2024 Issue Price. Each 2024 Subscription Receipt represented the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Florida Canyon Transaction other than the issuance of the Common Shares to shareholders of FCGI) (the "2024 Escrow Release Conditions"), without payment of additional consideration, one Common Share, subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement dated August 21, 2024 (the "2024 Subscription Receipt Agreement") as among the Company, TSX Trust Company as the subscription receipt agent, the 2024 Underwriters.

The 2024 Escrow Release Conditions were met on November 8, 2024 and as a result, Integra issued 14,900,000 Common Shares and received gross proceeds of C$20,115,000.

Beedie Capital Credit Facility

On February 21, 2024, Integra announced that it had entered into third supplemental agreement dated February 20, 2024 (the "Third Supplemental Agreement"), to amend the Loan Agreement with Beedie Capital, pursuant to which, among other items, Beedie Capital consented to the Wheaton Royalty Transaction and the parties agreed to amend the participation rights afforded to Beedie Capital with respect to future equity financings under the Loan Agreement.

On July 28, 2024, Integra entered into a fourth supplemental agreement to the Loan Agreement (the "Fourth Supplemental Agreement") pursuant to which, among other items: (i) Beedie Capital consented to the Florida Canyon Transaction; (ii) Integra agreed that upon completion of the Florida Canyon Transaction, FCGI and its subsidiaries will become loan parties and provide guarantees and security for Integra's obligations under the Loan Agreement; and (iii) Beedie Capital agreed to a second advance in the amount of $5,000,000 subject to satisfaction of certain conditions set out in the Fourth Supplemental Agreement (the "Second Advance").

Pursuant to the Fourth Supplemental Agreement, Beedie Capital and Integra further agreed to, conditional upon closing of the Florida Canyon Transaction, amend the terms of the Loan Agreement to provide for the following: (i) modification of the conversion price on the initial advance of $10 million (the "Initial Advance") under the Loan Agreement from C$2.3625 per Common Share (on a post-Consolidation basis) to a 25% premium to the 2024 Issue Price, being C$1.6875; (ii) extension of the maturity date of the Loan Agreement from July 28, 2025 to July 31, 2027; (iii) extension of the period during which scheduled interest payments will be capitalized as principal from the current expiry date of July 31, 2024 to December 31, 2024; (iv) modification of the make-whole fee from the amount of interest Integra would have paid had the full facility available under the Loan Agreement continued for 30 months from the Initial Advance to 48 months from the Initial Advance; and (v) modification of the covenant requiring Integra to maintain a balance of unrestricted cash no less than $2 million to $5 million. The Company announced on November 8, 2024 that it had drawn a Second Advance in the principal amount of $5 million, with a conversion price equal to C$1.6875 per Common Share.

On November 8, 2024, Integra entered into a fifth supplemental agreement to the Loan Agreement (the "Fifth Supplemental Agreement") pursuant to which Beedie Capital agreed to amend the definition of permitted funded debt to facilitate the Florida Canyon Transaction.

Events Subsequent to December 31, 2024

On January 9, 2025, the Board appointed George Salamis as President, Chief Executive Officer ("CEO") & Director and Anna Ladd-Kruger as Chair of the Board, effective immediately. Mr. Salamis succeeded Jason Kosec as Integra's President and CEO. Mr. Kosec also resigned as a director of the Company.

On February 20, 2025, the Company announced that the Board had appointed Dale Kerner as Vice President of Permitting.

On March 11, 2025, Integra entered into a sixth supplemental agreement to the Loan Agreement (the "Sixth Supplemental Agreement") pursuant to which Beedie Capital agreed to consent to certain agreements related to the Company's hedging transaction facility.

On March 25, 2025, the Company announced that the Board had appointed Clifford Lafleur as Chief Operating Officer ("COO"). Mr. Lafleur will oversee mining operations in an executive capacity at the Florida Canyon Mine and will play a crucial role in determining operating and cost guidance for the Florida Canyon Mine in 2025 and beyond. Mr. Lafleur will also take the lead on the ongoing and future mining and production optimization studies at the Florida Canyon Mine.

2025 Outlook

Florida Canyon Mine

The Company intends to provide formal 2025 operating and cost guidance in the second quarter of 2025.

The Florida Canyon Mine is continuing to ramp up solution flow through its new Carbon-in-Column ("CIC") facility, which was constructed in 2024.

Several optimization studies are underway at the Florida Canyon Mine, a few of which are expected to be completed in the first half of 2025, while others will continue throughout 2025 and beyond. One of the optimization studies is the review of the mobile equipment fleet.

2025 sustaining capital expenditures include expansion of the South Heap Leach Pad Phase III-b heap leach pad, which is expected to amount to ~$12 million.

The Company established a price protection program for 2025 production with the purchase of gold put options. Utilizing put options effectively secures downside price protection while maintaining full exposure to gold price upside.

DeLamar Project

One of the Company's strategic goals is to advance and de-risk the DeLamar Project at a crucial time when  accelerated regulatory permitting and development initiatives are being established in the U.S. at the federal and state levels.

The Company expects to submit its revised Mine Plan of Operations (the "MPO") by March 31, 2025 and anticipates advancing to the National Environmental Policy Act ("NEPA") process before the end of the year.

The Company expects to publish the results of a feasibility study for the DeLamar Project in mid-2025. The feasibility study contemplates an open-pit heap leach operation and will incorporate stockpile material that was included in the 2023 updated mineral reserves and resources at the DeLamar Project.

Nevada North Project

The Environmental Assessment for the Wildcat Exploration Plan of Operations was completed in 2024. The subsequent Finding of No Significant Impact and the Decision Record are still pending but are anticipated to be received in mid-2025.

The Company anticipates completing a metallurgical testing program at the Nevada North Project in the second half of 2025 and commencing a geochemistry program in the second quarter of 2025, both of which are designed to advance and de-risk the project, moving it closer to pre-feasibility and mine permitting.

THE BUSINESS

General Overview

Integra is a growing precious metals producer in the Great Basin of the Western United States engaged in the exploration, development and production of gold and silver projects. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine. The Florida Canyon Mine, located in Nevada, is a low-grade heap leach operation which Integra acquired in 2024. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada.

Previous to the acquisition of the Florida Canyon Mine on November 8, 2024, Integra owned no producing properties and, consequently, had no operating income or cash flow from its properties, nor had it had any income from operations in the financial years ended December 31, 2022 and December 31, 2023. As a consequence, operations of Integra were primarily funded by equity financings until the acquisition of the Florida Canyon Mine.

As of November 8, 2024, Integra transitioned from a development stage company to a gold producing company with 100% of Integra's 2024 gold production generated at the Florida Canyon Mine.

Please see "General Development of the Business - Three Year History" and "General Development of the Business - Trends and Outlook" sections above and "Florida Canyon Mine", "DeLamar Project" and "Nevada North Project" sections below for further details on the Projects.

Specialized Skills

Integra's business requires specialized skills and knowledge in the areas of mining operations, geology, drilling, planning, implementation of exploration programs, compliance, engineering, metallurgy, economic studies, project development, permitting. To date, Integra has been able to locate and retain such professionals in Canada and the United States and believes it will continue to do so.

Competitive Conditions

Integra operates in a very competitive industry and competes with other companies, many of which have greater technical and financial facilities for the recruitment and retention of qualified employees, as well as  for the acquisition and development of mineral properties

Business Cycles

The precious metals sector is very volatile and cyclical.  Despite the gold price being at an all-time high, appetite for gold and silver mining equities remain volatile. In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by seasonal and irregular weather conditions in Idaho and Nevada.

Environmental Protection Requirements

Integra's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, and the use of cyanide which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. Certain types of operations may also require the submission and approval of environmental impact assessments.

Environmental legislation is evolving in a manner that means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies including its directors, officers and employees.

The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Employees

As of December 31, 2024, Integra had three hundred and five (305) employees which includes employees located in Nevada, United States (277), Idaho, United States (15), British Columbia, Canada (8), Ontario, Canada (2), Quebec, Canada (1), Utah, United States (1) and the Bahamas (1).

Foreign Operations

The DeLamar Project is located in Idaho and the Florida Canyon Mine and the Nevada North Project are located in Nevada.  Mineral operations, exploration and development activities in the United States may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect Integra's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on permitting, production, price controls, income taxes, expropriation of property, environmental legislation and mine safety.

Social and Environmental Policies

Integra believes that responsible resource development is fundamental to creating long-term value for all stakeholders. Integra's core values of integrity, care, and innovation guide the Company in every aspect of its business. Integra is dedicated to achieving high standards of environmental stewardship, social responsibility, and economic performance.

The Board has established an Environment, Social, Governance Committee which is responsible for oversight with respect to environment, social, and governance matters to ensure the Company conducts operations at its Projects in an environmentally and socially responsible manner and in compliance with all applicable laws and regulations.

Integra publishes an annual Sustainability Report that highlights the Company's approach and performance on environment, social and governance initiatives. Integra's annual Sustainability Reports are available on the Company's website at www.integraresources.com.

The Board has adopted a Code of Business Conduct and Ethics (the "Code") that is intended to document the principles of conduct and ethics to be followed by directors, executives, employees and consultants of the Company. Its purpose is to (i) promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict; (iii) promote full, fair, accurate, timely and understandable disclosure in reports and documents that Integra files with, or submits to, the securities regulators and in other public communications made by the Company; (iv) promote compliance with applicable governmental laws, rules and regulations; (v) promote the prompt internal reporting to an appropriate person of violations of the Code; (vi) promote accountability for adherence to the Code; (vii) provide guidance to employees, officers and directors to help them recognize and deal with ethical issues; (viii) provide mechanisms to report unethical conduct; and (ix) help foster culture of honesty and accountability.

The Board also adopted a Safety, Environmental and Social Responsibility Policy to be followed by employees, consultants, officers and directors of Integra. Its purpose is to outline how Integra, together with its directors, officers, employees, consultants and contractors, will conduct its business in a safe and environmentally friendly manner and to the highest standards of corporate social responsibility.

Principal Markets and Distribution

The Company currently sells its refined gold to customers located in the United States. The Company evaluates the counterparties to which it sells its product. The Company is not economically dependent on a limited number of customers for the sale of its gold as its products can be sold through numerous world-wide commodity markets, traders, and financial institutions.

Risk Factors

The Company is subject to a number of risks and uncertainties due to the nature of its business. Readers are advised to study and consider risk factors stressed below.  While the Company considers the risks set out below to be the most significant to potential investors, they are not the only ones facing the Company.  Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially adversely affect the Company's business, financial condition, results of operations, cash flows or prospects.  If any of these risks materialize into actual events or circumstances, the Company's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Common Shares could decline and investors may lose all or part of their investment. Accordingly, potential investors should carefully consider the risks set out below and elsewhere in the Company's public disclosure record before purchasing Common Shares.

Limitations on the mineral resource and reserve estimates

The Company's mineral resources and mineral reserves are estimates only and are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods and require judgmental interpretations of geology, structure, grade distributions and trends and other factors. The Company's mineral resource and mineral reserve estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing and other factors. There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond the Company's control. Estimation is a subjective process, and the accuracy of the Company's mineral resource and mineral reserve estimate is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation of that data and the level of congruence with the actual size and characteristics of the Company's deposits. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or geological formations may be different from those predicted. Further, it may take many years before production is possible, and during that time the economic feasibility of exploiting a discovery may change. These estimates may, therefore, require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of the Company's mineral resource and mineral reserve estimates.  Prolonged declines in the market price of gold or silver may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Mineral resource estimates are based on drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Mineral resources and mineral reserves should not be interpreted as assurances of LOM or of the profitability of future operations. There is a degree of uncertainty in estimating mineral resources and mineral reserves and of the grades and tonnages that are forecast to be mined and, as a result, the grade and volume of gold or silver that the Company mines, processes and recovers may not be the same as currently anticipated. Any material reductions in estimates of mineral resources and mineral reserves, or of the Company's ability to economically extract these mineral reserves, could have a material adverse effect on the Projects and the Company's business, financial condition, results of operations, cash flows or prospects.

Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves. Inferred mineral resources have a substantial degree of uncertainty as to their existence, and economic and legal feasibility.  Accordingly, there is no assurance that inferred mineral resources reported herein will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an inferred mineral resource exists or is economically or legally mineable.

Dependence on the Florida Canyon Mine

The Florida Canyon Mine accounts for all of the Company's current production and is expected to continue to account for all of its production in the near term. Any adverse condition affecting mining, processing conditions, or ongoing work at the Florida Canyon Mine could have a material adverse effect on the Company's financial performance and results of operations. Even though the Company has established mining operations and estimates of future production, various factors, including costs, actual mineralization, consistency and reliability of ore grades, processing rates, and commodity prices can affect cash flow and profitability, and there can be no assurance that current or future estimates of these factors will reflect actual results and performance. The cost and availability of suitable machinery, supplies, mining equipment, and skilled labour, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants, can also affect successful project operations. The activities of the Company at the Florida Canyon Mine may also be subject to prolonged disruption from a variety of risks normally encountered in production of precious metals as further described below. The failure of the Company to achieve its production estimates could have a material and adverse effect on its future cash flows, profitability, results of operations, and financial condition.

Infrastructure

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's business, financial condition, and results of operations.

Operational risks

Mining operations generally involve a high degree of risk. The Company's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of metals including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, insufficient water, pit wall failure and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other production facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, operations are subject to hazards such as fire, equipment failure or failure of retaining mechanisms, conditions which may result in environmental pollution and consequent liability. The Company's operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties are added. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against which it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on the Company's results of operations and financial condition.

The Company may not achieve its production estimates

The Company anticipates preparing estimates of future gold production for its operating mine. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

The Company's actual production may vary from its estimates for a variety of reasons, including: interruptions of the Company's supply chain; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses, and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. Depending on the price of gold or other minerals, the Company may determine that it is impractical to continue commercial production.

Cost estimates

Capital and operating cost estimates discussed herein may not prove accurate. Capital and operating cost estimates are based on the interpretation of geological data, feasibility studies, anticipated climatic conditions, market conditions for required products and services, and other factors and assumptions regarding foreign exchange currency rates. Any of the following events could affect the ultimate accuracy of such estimate: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules, unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; labour negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting, and restrictions on production quotas on exportation of minerals); and title claims. Changes in the Company's anticipated production costs could have a major impact on any future profitability. Changes in costs of the Company's anticipated mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel, and diesel) and scarcity of labour, and could result in changes in profitability or mineral reserve and mineral resource estimates. Many of these factors may be beyond the Company's control. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Company's future results of operations or financial condition.

Increases in production and development costs

Changes in the Company's production and development costs could have a major impact on its profitability. Its main production and development expenses are contractor costs, materials including diesel fuel, personnel costs and energy. Changes in costs of the Company's mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, (including the continuance or escalating military tensions between Russia and Ukraine, and economic sanctions in relation thereto), increased costs and scarcity of labour, and could result in changes in profitability or mineral reserve estimates. Many of these factors may be beyond the Company's control. The Company also relies on third party suppliers for a number of raw materials. Any material increases in the cost of raw materials, or the inability by the Company to source third party suppliers for the supply of its raw materials (including as a result of the continuance or escalation of military tensions between Russia and Ukraine and economic sanctions in relation thereto, or otherwise) could have a material adverse effect on the Company's future results of operations or financial condition.

Resource exploration and development is a speculative business and involves a high degree of risk, which may result in the Company not receiving adequate return on invested capital

Resource exploration and development is a speculative business and involves a high degree of risk.  There is no certainty that the expenditures to be made by Integra in the exploration of the Company's mineral properties or otherwise will result in discoveries of commercial quantities of minerals.  The marketability of natural resources which may be acquired or discovered by Integra will be affected by numerous factors beyond the control of Integra. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Integra not receiving an adequate return on invested capital.

Financing risks

Integra may require additional funding to conduct future exploration programs on the Company's mineral properties and to conduct other exploration programs. If Integra's current exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it into commercial production.  In addition, Integra has fixed payment obligations but no source of revenue.  The Company's mineral properties require reclamation work of approximately $1,500,000 per year for the foreseeable future, though this number is expected to decrease over time, all of which will need to be funded by Integra from available cash.  The Company has limited financial resources and there is no assurance that any such funds will be sufficient to advance the Company's Projects or cover the Company's fixed payment obligations.  In the event Integra needs to raise capital through the sale of equity capital, or the offering by Integra of an interest in its properties there is no assurance that funds will be available to Integra on acceptable terms, on a timely basis or at all.  Failure to obtain additional financing on a timely basis could cause Integra to reduce or terminate its proposed operations and otherwise could have a material adverse effect on its business.

Volatility of commodity prices

The development and profitability of the Company's mineral properties is dependent on the future prices of gold and silver.  The Company's profitability will be significantly affected by changes in the market prices of gold and silver. Precious metals prices are subject to volatile price movements, which can be material and occur over short periods of time and which are affected by numerous factors, all of which are beyond the Company's control. Such factors include, but are not limited to, interest and exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, speculative trading, the costs of and levels of precious metals production, and political and economic conditions. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, the strength of and confidence in the U.S. dollar (the currency in which the prices of precious metals are generally quoted) and political developments. The effect of these factors on the prices of precious metals, and therefore the economic profitability and viability of the Company's mineral properties, cannot be accurately determined. The prices of gold and silver have historically fluctuated widely, and future price declines could cause the operation and development of (and any future commercial production from) the Company's mineral properties to be impracticable or uneconomic. As such, the Company may determine that it is not economically feasible to operate or commence commercial production, which could have a material adverse impact on the Company's financial performance and results of operations. In such a circumstance, the Company may also curtail or suspend some or all of its exploration activities.

Reliance on management

The success of the Company depends to a large extent upon its abilities to retain the services of its senior management and key personnel. The loss of the services of any of these persons could have a materially adverse effect on the Company's business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business.

Completion of subsequent advances

The obligation of Beedie Capital to fund advances to the Company under the Loan Agreement is subject to prior satisfaction of conditions by the Company. The Company must satisfy certain conditions in order to draw down on subsequent advances. A failure to obtain subsequent advances in a timely manner as contemplated by the Company, whether in terms of its ability to meet relevant conditions or otherwise, may also be highly disruptive to the Company and the execution of its business plans.

Indebtedness

Integra is indebted to Beedie Capital and is required to use a portion of its cash flow to service principal and interest on the loan, which will limit the cash flow available for other business opportunities. The Company's ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive, and other factors beyond its control. The Company may not generate cash flow from operations in the future sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company's ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default.

The terms of the loan require the Company to satisfy various positive and negative covenants. These covenants require the Company to, among other things, maintain certain levels of cash or cash equivalents, obtain approvals from Beedie Capital of annual operating budgets, and obtain prior approval from Beedie Capital of certain deviations from approved budgets. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants would likely result in an event of default under the loan and would allow Beedie Capital to accelerate the debt, which could materially and adversely affect the Company's business, financial condition and results of operations.

Limited operating history

The Company has a limited history of generating operating revenues and profits and the development of the Company's other properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, some of which are beyond the Company's control, including the progress of ongoing exploration, studies, and development, the results of consultant analysis and recommendations, and the execution of any joint venture agreements with strategic parties, if any. There can be no assurance that the Company will continue to generate profits in the future.

Liquidity and capital resources

Previous to the acquisition of the Florida Canyon Mine, Integra owned no producing properties and, consequently, had no operating income or cash flow from its properties, nor had it had any income from operations in the financial years ended December 31, 2022 and December 31, 2023. As a consequence, operations of Integra were primarily funded by equity financings until the acquisition of the Florida Canyon Mine. As of November 8, 2024, Integra transitioned from a development stage company to a producer with 100% of Integra's 2024 production generated at the Florida Canyon Mine.

Historically, capital requirements have been primarily funded through the sale of Common Shares or other securities of the Company. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Company's mineral properties, the state of debt and equity markets, and investor perceptions and expectations of the global minerals markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company. Based on the amount of funding raised, the Company's planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

Environmental risks and other regulatory requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  In addition, certain types of operations, including any proposed development of the Company's mineral properties, will require the submission and approval of environmental impact assessments.  Environmental legislation is evolving to stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has potential to reduce the profitability of operations.

There is the potential for substances or conditions existing on the DeLamar Project that would impose obligations on the Company under environment law arising from prior mining activities.  The mine on the property has been in closure for approximately 20 years with only modest ongoing reclamation obligations remaining and Integra has no indication of any latent environmental damage.  Nevertheless, the DeLamar Project was the source of historical mining activity going back over 100 years and any undiscovered issue existing on the property from those activities would likely be the responsibility of Integra.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current environmental laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities, or more stringent implementation thereof, could have a material adverse impact on Integra and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

The Company cannot give any assurances that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially or adversely affect its financial condition. There is no assurance that future changes to environmental regulation, if any, will not adversely affect the Company.

Permitting

Integra's mineral property interests are subject to receiving and maintaining permits from appropriate governmental authorities.  In particular, Integra will need to receive numerous permits from appropriate governmental authorities including those relating to mining operations, occupational health, toxic substances, waste disposal, safety, environmental protection, land use and others.  There is no assurance that the Company will be able to obtain all necessary renewals of existing permits, additional permits for any possible future developments or changes to operations or additional permits associated with new legislation.  Further, failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing activities to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions.

Title

The acquisition of title to resource properties in the part of western United States where the Company's mineral properties are located is a very detailed and time-consuming process. No assurances can be given that there are no title defects affecting the properties in which Integra has an interest. The Company's mineral properties include areas with prospective exploration potential that lie on unpatented mining claims with a lengthy history of prior ownership and operations. The Company's mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Other parties may dispute title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by indigenous people. Title may also be affected by undetected encumbrances or defects or governmental actions. Integra has not conducted surveys of the Company's mineral properties and the precise area and location of claims and other mineral rights may be challenged. Integra may not be able to register rights and interests it acquires against title to applicable mineral properties. An inability to register such rights and interests may limit or severely restrict Integra's ability to enforce such acquired rights and interests against third parties or may render certain agreements entered into by Integra invalid, unenforceable, uneconomic, unsatisfied or ambiguous, the effect of which may cause financial results yielded to differ materially from those anticipated. Although Integra believes it has taken reasonable measures to ensure proper title to the Company's mineral properties, there is no guarantee that such title will not be challenged or impaired.

The Company's mineral properties are also subject to annual compliance with assessment work and/or fee requirements, property taxes, lease payments and other contractual payments and obligations. Any failure to make such payments or comply with such requirements or obligations could result in the loss of all or a portion of the Company's interest in their mineral properties.

The use of certain derivative products may increase credit risk, market liquidity risk, and unrealized market-to-market risk for Integra.

From time-to-time Integra may use certain derivative products as hedging instruments and to manage the risks associated with changes in gold prices, silver prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk - the risk of default on amounts owing to Integra by the counterparties with which Integra has entered into transactions; (ii) market liquidity risk - risk that Integra has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk - the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Integra incurring an unrealized mark-to-market loss in respect of such derivative products. There is no assurance that any such hedging transactions designed to reduce the risk associated with fluctuations will be successful. Hedging may not adequately protect against volatility in the hedge transaction. Furthermore, although hedging may protect Integra from downside risk, it may also prevent Integra from benefiting in the upside opportunity.

Foreign country risk

The Company's principal mineral properties are located in the United States. The Company is subject to certain risks as a result of conducting foreign operations, including, but not limited to: currency fluctuations; possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights; opposition from environmental or other non-governmental organizations; government regulations relating to the mining industry; renegotiation, cancellation, or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies, and practices; uncertain political and economic environments; war, terrorism, or activities, sabotage, and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental or similar permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business.

The introduction of new tax laws, regulations, or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations, or rules in any of the countries in which the Company currently conducts business or in the future may conduct business, could result in an increase in taxes, or other governmental charges, duties, or impositions. No assurance can be given that new tax laws, rules, or regulations will not be enacted or that existing tax laws will not be changed, interpreted, or applied in a manner that could result in the Company being subject to additional taxation or that could otherwise have a material adverse effect on the Company.

Although the Company believes that its exploration and production activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted, and existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company's properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company's business, financial condition, and results of operations.

The Company does not carry political risk insurance.

Compliance with anti-corruption laws

The Company is subject to various anti-corruption laws and regulations including, but not limited to, the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, and similar laws in any country in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect the Company's business, financial condition, and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian, American, or foreign authorities could also have an adverse impact on the Company's business, financial condition, and results of operations.

As a consequence of these legal and regulatory requirements, the Company has instituted policies with regard to anti-corruption and anti-bribery, as well as business ethics, which have been designed to ensure that Orla and its employees comply with applicable anti-corruption laws and regulations. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company's compliance, and the compliance of its employees, consultants, contractors, and other agents, with all applicable anti-corruption laws and regulations.

Influence of third-party stakeholders

The mineral properties in which Integra holds an interest, or the production and exploration equipment and road or other means of access which Integra intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies.  In the event that such third parties assert any claims, Integra's work programs may be delayed even if such claims are not meritorious.  Such claims may result in significant financial loss and loss of opportunity for Integra.

Unknown liabilities in connection with acquisitions

As part of the Company's acquisitions, the Company has assumed certain liabilities and risks. While the Company conducted thorough due diligence in connection with such acquisitions, there may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing the due diligence investigations or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company's financial position and results of operations.

Insurance

Exploration, development and production operations on mineral properties involve numerous risks, including, but not limited to, unexpected or unusual geological operating conditions, ground or slope failures, fires, environmental occurrences and natural phenomena such as prolonged periods of inclement weather conditions, floods and earthquakes.  It is not always possible to obtain insurance against all such risks and Integra may decide not to insure against certain risks because of high premiums or other reasons.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to Integra's properties or the properties of others, delays in exploration, development or mining operations, monetary losses and possible legal liability.  Integra expects to maintain insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development.  Integra expects to carry liability insurance with respect to its operations, but is not expected to cover any form of political risk insurance or certain forms of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration, development or production activities is prohibitively expensive.  Should such liabilities arise, they could reduce or eliminate future profitability and result in increasing costs and a decline in the value of the securities of Integra.  If Integra is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.  The lack of, or insufficiency of, insurance coverage could adversely affect Integra's future cash flow and overall profitability.

Climate change

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial, and local levels. Regulation relating to emission levels (such as carbon taxes), energy efficiency, and reporting of climate-change related risks is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company's operations. In addition, the physical risks of climate change may also have an adverse effect on the Company's operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can also have significant impacts, directly and indirectly, on the Company's operations and could result in damage to facilities, disruptions in accessing its sites with labour and essential materials or in shipping products from its mines, risks to the safety and security of its personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply its development and operations, and the temporary or permanent cessation of one or more of the Company's operations.

There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company's business, financial condition, and results of operations.

Litigation risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could take away from management time and efforts and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company's financial position, results of operations, or the Company's property development or operations.

Significant competition for attractive mineral properties

Significant and increasing competition exists for the limited number of mineral acquisition opportunities available.  Integra expects to selectively seek strategic acquisitions in the future, however, there can be no assurance that suitable acquisition opportunities will be identified.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than Integra, Integra may be unable to acquire additional attractive mineral properties on terms it considers acceptable.  In addition, Integra's ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to Integra may be limited by the number of attractive acquisition targets, internal demands on resources, competition from other mining companies and, to the extent necessary, Integra's ability to obtain financing on satisfactory terms, if at all.

Acquisitions and integration

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company's business and operations, and may expose the Company to new geographic, political, operating, financial, and geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material property may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company's ongoing business and its relationships with employees, customers, suppliers, and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company's leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources.

There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Community relationships

The Company's relationships with the community in which it operates are critical to ensure the future success of its existing operations and the construction, development and operation of the Company's mineral properties. While the Company is committed to operating in a socially responsible manner, there is no guarantee that its efforts will be successful, in which case interventions by third parties could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects.

Non-governmental organization intervention

In recent years, certain communities of both indigenous people and others, as well as non-governmental organizations, have been vocal and negative with respect to mining activities. The Company's relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. Community groups or non-governmental organizations may create or inflame public unrest and anti-mining sentiment among the inhabitants in areas of mineral development. These communities and organizations have taken such actions as protests, road closures, work stoppages, and initiating lawsuits for damages. Such organizations can be involved, with financial assistance from various groups, in mobilizing sufficient local antimining sentiment to prevent the issuance of required permits for the development of mineral projects of other companies. While the Company is committed to operating in a socially responsible manner and obtain and increase its social acceptance to operate, there is no guarantee that the Company's efforts in this respect will mitigate this potential risk. Any actions by communities and non-governmental organizations may have a material adverse effect on the Company's development activities, financial position, cash flow, and results of operations.

Securities of Integra are subject to price volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Integra including macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes, can impact the price of Integra's Common Shares. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of Integra at any given time may not accurately reflect the long-term value of Integra.

In the past, following periods of volatility in the market price of a company's securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Integra.

Tax matters

The Company is subject to income taxes and other taxes in a variety of jurisdictions and the Company's tax structure is subject to review by both Canadian and foreign taxation authorities. The Company's taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company's filing position were to be challenged for whatever reason, this could have a material adverse effect on the Company's business, results of operations, and financial condition.

The Company's growth, profitability and ability to obtain financing may be impacted by global financial conditions

In recent years, global financial markets have been characterized by extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises.  A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's growth and profitability. Future economic shocks may be precipitated by a number of causes, including, but not limited to, material changes in the price of oil and other commodities, the volatility of metal prices, governmental policies, geopolitical instability, war, terrorism, the devaluation and volatility of global stock markets, and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company's operations and financial condition could be materially adversely affected.

In particular, the imposition of protectionist or retaliatory trade tariffs by countries may impact the Company's ability to import materials needed to conduct its operations, construct its projects, or to export its products at prices that are economically feasible. On February 1, 2025, the President of the United States signed an executive order which introduced tariffs on imports from countries including Canada and Mexico. In response, the Canadian and Mexican governments announced retaliatory tariffs on imports from the United States. Subsequently, certain of these tariffs have been delayed, lifted, adjusted, or reimposed, creating substantial uncertainty as to whether tariffs will be applied and, if so, the rates that will apply.

The Company believes its revenues will be largely unaffected by the tariffs as it has flexibility where its gold production is refined. Labour, contractors, and energy are locally sourced and are not expected to be directly affected by the tariffs, if implemented. The Company continues to monitor developments and will take steps to limit the impact of such tariffs as appropriate.

Outside contractor risks

Certain aspects of the Company's mining operations, such as drilling, blasting, development, transportation, and other day-to-day operations, are conducted by outside contractors. As a result, the Company is subject to a number of risks, including: reduced control over the aspects of the tasks that are the responsibility of the contractors; failure of the contractors to perform under their agreements with the Company; inability to replace the contractors if their contracts are terminated; interruption of services in the event that the contractors cease operations due to insolvency or other unforeseen events; failure of the contractors to comply with applicable legal and regulatory requirements; and failure of the contractors to properly manage their workforce resulting in labour unrest or other employment issues.

A cyber security incident could adversely affect the Company's ability to operate its business

Information systems and other technologies, including those related to the Company's financial and operational management, and its technical and environmental data, are an integral part of the Company's business activities.  Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, or other malicious activities or any combination of the foregoing or power outages, natural disasters, terrorist attacks, or other similar events could result in damages to the Company's property, equipment and data. These events also could result in significant expenditures to repair or replace damaged property or information systems and/or to protect them from similar events in the future. Furthermore, any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Company's information technology systems including personnel and other data that could damage its reputation and require the Company to expend significant capital and other resources to remedy any such security breach. Insurance held by the Company may mitigate losses however in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Company for any disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the business of the Company. There can be no assurance that these events and/or security breaches will not occur in the future or not have an adverse effect of the business of the Company.

Integra's operations are subject to human error

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage Integra's interests, and even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to Integra.  These could include loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort Integra might undertake and legal claims for errors or mistakes by Integra personnel.

Conflicts of interest

Certain directors and officers of Integra are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of Integra.  Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of Integra.  Directors and officers of Integra with conflicts of interest will be subject to the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions about public disclosure. The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized, and reported within the applicable time periods and that required information is accumulated and communicated to the Company's management, so that decisions can be made about the timely disclosure of that information.

Management has evaluated the effectiveness of the design and operation of the Company's disclosure controls as of December 31, 2024 and concluded that the disclosure controls and procedures were effective.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109") and Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

Based on the criteria set forth in Internal Control - Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission, the Company's internal control over financial reporting include:

  Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
  Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
  Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
  Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

Management has evaluated the effectiveness of the internal control over financial reporting as of December 31, 2024 and concluded that those controls were effective.

An independent consultant was engaged to assist management in assessing the effectiveness of internal control over financial reporting. The independent consultant reported his opinion to management and to the Audit Committee and concluded that the Company's internal controls are effective.

Though the Company believes its internal safeguards over financial reporting are effective, the Company cannot provide absolute assurance.

Limitation of controls and procedures

Management believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, have their inherited limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond the entity's control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

There were no changes in internal control of the Company during the year-ended December 31, 2024 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

Compliance with ESTMA

The Extractive Sector Transparency Measures Act (Canada) (the "ESTMA"), which came into force on June 1, 2015, requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments. The ESTMA requires reporting on the payment of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments and any other prescribed payment over C$100,000. Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to C$250,000 (which may be concurrent). If Integra becomes subject to an enforcement action or is in violation of the ESTMA, this may result in significant penalties, fines and/or sanctions, which may have a material adverse effect on Integra's reputation.

Risks relating to the Company's status as a "Foreign Private Issuer" under U.S. Securities Laws

The Company is a "foreign private issuer", under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC.  Under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws.  In addition, the Company's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act.  Therefore, the Company's shareholders may not know on as timely a basis when the Company's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements.  The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information.  While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies.  In addition, the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead.  The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters.  As a result, the Company's shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

The Company may lose its status as a "Foreign Private Issuer" under U.S. Securities Laws

The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system ("MJDS").  If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, the Company may lose the ability to rely upon exemptions from NYSE American, LLC ("NYSE American") corporate governance requirements that are available to foreign private issuers.

While the Company may qualify as a foreign private issuer, it may still not otherwise qualify to use the MJDS if the aggregate market value of its outstanding Common Shares held by non-affiliates is not at least $75,000,000.

Risks relating to the Company's status as an "Emerging Growth Company" under U.S. Securities Laws

The Company is an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of $1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the Securities Act; (c) the date on which the Company has, during the previous three year period, issued more than $1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the Exchange Act.  The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be $700,000,000 or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies.  These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.  The Company takes advantage of some, but not all, of the available exemptions available to emerging growth companies.  The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions.  If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile.  On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company's business, financial condition, results of operations, cash flows or prospects. The Company will no longer qualify as an "emerging growth company" as of December 31, 2025 which is the last day of the fiscal year of the Company following the fifth anniversary date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the Securities Act.

The SEC's adoption of the "Modernization of Property Disclosures for Mining Registrants," as codified in Subpart 1300 of Regulation S-K, has created new disclosure requirements for Mineral Reserves and Mineral Resources for certain SEC reporting companies that may result in increased compliance costs for the Company and could create ambiguity for issuers required to comply with both the requirements of Subpart 1300 of Regulation S-K and NI 43-101

Subpart 1300 of Regulation S-K requires SEC reporting companies that are not eligible to use the MJDS to disclose specific information related to its material mining operations, including with particularity its mineral resources and mineral reserves. While Subpart 1300 of Regulation S-K is substantively the same as NI 43-101(with the primary difference being NI 43-101's required format, a matter on which Subpart 1300 of Regulation S-K is silent), the regulatory changes nonetheless would require the Company to update its existing technical reports to disclose mineral reserves and mineral resources, which would result in the Company incurring substantial costs if the Company undertook such updates. The Company has not prepared a technical summary in compliance with Subpart 1300 of Regulation S-K and there has been little guidance as to the acceptability of such an approach by the SEC with respect to issuers required to comply with both the requirements of Subpart 1300 of Regulation S-K and NI 43-101. The Company cannot predict the nature of any future enforcement, interpretation, application or potential costs of Subpart 1300 of Regulation S-K. Any further revisions to, or interpretations of, Subpart 1300 of Regulation S-K or NI 43-101 could result in the Company incurring unforeseen costs associated with compliance, including in relation to its NI 43-101 disclosure.

International conflict

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Russia's invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chains, and global economies more broadly. Volatility in commodity prices and supply chain disruptions may adversely affect the Company's business, financial condition, and results of operations. The extent and duration of the current Russia-Ukraine conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this Annual Information Form, the consolidated financial statements of the Company or MD&A, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing and unforeseeable impacts, including on shareholders of the Company, and third parties with which the Company relies on or transacts, may materialize and may have an adverse effect on the Company's business, results of operation, and financial condition.

Proposed legislation in the U.S. Congress, including changes in U.S. tax law, may adversely impact the Company and the value of the Common Shares

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or holders of the Common Shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company's financial performance and the value of the Common Shares. Additionally, states in which the Company operates or owns assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on the Company and holders of the Common Shares is uncertain.

MINERAL RESERVES AND MINERAL RESOURCES

Mineral Reserves

The following table shows mineral reserves as at December 31, 2024 for the Florida Canyon Mine.

Mineral Reserves		Proven			Probable			Proven & Probable
GOLD (Au)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
Florida Canyon Mine	Oxide	-	-	-	70,385	0.35	785	70,385	0.35	785
TOTAL	Mixed	-	-	-	70,385	0.35	785	70,385	0.35	785

Notes:

1. Mineral reserves estimate has been converted into metric tonnes from short tons using a factor of 0.9072.

2. Mineral reserves are reported at the point of delivery to the process plant, using the 2014 CIM Definition Standards, with an effective date of December 31, 2024. The qualified person as defined under NI 43-101 for the estimate is Ms. Terre Lane, MMSA QP, a Global Resource Engineering, Ltd. employee.

3. Mineral reserves are constrained within an open pit design that uses the following assumptions: gold price of US$1,800/oz considering only oxide material; gold recoveries varied by deposit and ore type, ranging from 45% to 64%; reference mining cost of $2.74/t mined in-situ and $2.08/t mined fill; processing cost of $4.97/t processed for oxide crushed material and $2.67/t for oxide run-of-mine (“ROM”) material; G&A costs of $1.20/t ore processed; treatment and refining costs of $6.57/oz gold recoverable; royalty costs of $88.00/oz gold recoverable; and pit slope inter-ramp angles ranged from 38–42° for rock and 30° for alluvium / fill.

4. Mineral reserves are reported at a cut-off grade ranging from 0.13 g/t to 0.20 g/t.

5. Mineral Reserves include a stockpile of 1,934 kt at an average grade of 0.19 g/t and total contained gold of 11.57 koz.
Mineral Reserves include Heap Leach Inventory of 3,548 kt at an average grade of 0.29 g/t and total contained gold of 32.58 koz.

6. Numbers have been rounded and may not sum.

The following tables show mineral reserves for the DeLamar Project effective January 24, 2022

Mineral Reserves		Proven			Probable			Proven & Probable
GOLD (Au)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
DeLamar Project	Oxide	11,036	0.46	163	81,204	0.39	1,012	92,240	0.40	1,175
	Sulphide	7,321	0.65	153	23,921	0.60	459	31,242	0.61	612
TOTAL	Mixed	18,357	0.54	316	105,125	0.44	1,471	123,482	0.45	1,787

Mineral Reserves		Proven			Probable			Proven & Probable
SILVER (Ag)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
DeLamar Project	Oxide	11,036	23.25	8,251	81,204	16.49	43,058	92,240	17.30	51,309
	Sulphide	7,321	53.15	12,511	23,921	37.16	28,582	31,242	40.91	41,093
TOTAL	Mixed	18,357	35.18	20,762	105,125	21.20	71,640	123,482	23.27	92,402

Notes:

1. All estimates of mineral reserves have been prepared in accordance with NI 43-101 and are included within the current measured and indicated mineral resources.

2. Thomas L. Dyer, P.E. for RESPEC, in Reno, Nevada, is a qualified person as defined in NI 43-101, and is responsible for reporting proven and probable mineral reserves for the DeLamar Project. Mr. Dyer is independent of Integra.

3. Mineral reserves are based on prices of $1,650 per ounce Au and $21.00 per ounce Ag. The reserves were defined based on pit designs that were created to follow optimized pit shells created in Whittle. Pit designs followed pit slope recommendations provided by RESPEC.

4. Reserves are reported using block value cutoff grades representing the cost of processing:

i. Florida Mountain oxide leach cutoff grade value of $3.55/t.

ii. Florida Mountain mixed leach cutoff grade value of $4.20/t.

iii. Florida Mountain non-oxide mill cutoff grade value of $10.35/t.

iv. DeLamar oxide leach cutoff grade value of $3.65/t

v. DeLamar mixed leach cutoff grade value of $4.65/t.

vi. DeLamar non-oxide mill cutoff grade value of $15.00/t.

vii. The mineral reserves point of reference is the point where is material is fed into the crusher.

5. The effective date of the mineral reserves estimate is January 24, 2022.

6. All ounces reported herein represent troy ounces, "g/t Au" represents grams per gold tonne and "g/t Ag" represents grams per silver tonne.

7. Columns may not sum due to rounding.

8. The estimate of mineral reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

9. Energy prices of US$2.50 per gallon of diesel and $0.065 per kWh were used.

10. See NI 43-101 technical report titled: "Technical Report for the DeLamar and Florida Mountain Gold-Silver Project, Owyhee County, Idaho, USA", dated October 31, 2023 with an effective date of August 25, 2023, available under Integra's SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.

Mineral Resources

The following table shows mineral resources as at December 31, 2024 for the Florida Canyon Mine.

Mineral Resources		Measured			Indicated			Measured & Indicated			Inferred
GOLD (Au)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
Florida Canyon Mine	Oxide	-	-	-	76,992	0.35	854	76,992	0.35	854	35,876	0.31	361
	Sulphide	-	-	-	-	-	-	-	-	-	59,936	0.96	1,854
TOTAL	Mixed	-	-	-	76,992	0.35	854	76,992	0.35	854	95,811	0.72	2,215

Notes:

1. Mineral reserves estimate has been converted into metric tonnes from short tons using a factor of 0.9072.

2. Mineral resources are reported, using the 2014 CIM Definition Standards, with an effective date of December 31, 2024. The qualified person as defined under NI 43-101 for the estimate is Ms. Terre Lane, MMSA QP, a Global Resource Engineering, Ltd. employee.

3. Mineral resources are reported inclusive of those mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

4. Mineral resources are constrained within a conceptual open pit shell that uses the following assumptions: gold price of US$1,800/oz; gold recoveries ranging from 45% to 64% for oxides and 80% for sulfides; reference mining cost of $2.74/t mined in-situ and $2.08/t mined fill; processing cost of $4.97/t processed for oxide crushed material and $2.67/t processed for oxide ROM material; processing cost of $23.15/t processed for sulfide material; general and administrative costs of $1.20/t processed; treatment and refining costs of $6.57/oz Au recoverable; royalty of $88.00/oz Au recoverable, and pit slope overall angles ranging from 30–36°.

5. Mineral resources are reported at a cut-off grade ranging from 0.13 g/t to 0.20 g/t for oxides and is 0.56 g/t for sulfides.

6. Mineral resources include a stockpile of 1,934 kt at an average grade of 0.19 g/t and total contained gold of 11.57 koz.

7. Mineral resources include Heap Leach Inventory of 3,548 kt at an average grade of 0.29 g/t and total contained gold of 32.58 koz.

8. Numbers have been rounded and may not sum.

Mineral Resources		Measured			Indicated			Measured & Indicated			Inferred
GOLD (Au)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
DeLamar Project	Oxide	16,356	0.40	210	144,937	0.31	1,439	161,293	0.32	1,649	24,542	0.25	199
	Sulphide	21,056	0.51	345	65,486	0.45	943	86,542	0.46	1,288	18,561	0.38	229
TOTAL	Mixed	37,412	0.46	555	210,423	0.35	2,382	247,835	0.37	2,937	43,103	0.31	428

Mineral Resources		Measured			Indicated			Measured & Indicated			Inferred
SILVER (Ag)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
DeLamar Project	Oxide	16,356	19.89	10,459	144,937	13.62	63,450	161,293	14.25	73,909	24,542	8.41	6,632
	Sulphide	21,056	32.79	22,198	65,486	22.15	46,640	86,542	24.74	68,838	18,561	14.03	8,371
TOTAL	Mixed	37,412	27.15	32,657	210,423	16.27	110,090	247,835	17.91	142,747	43,103	10.83	15,003

The following tables show mineral resources for the DeLamar Project effective August 25, 2023.

Notes:

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. Michael M. Gustin, C.P.G. and Principal Consultant for RESPEC, is a qualified person as defined in NI 43-101, and is responsible for reporting mineral resources for the DeLamar Project. Mr. Gustin is independent of Integra.

3. In-situ oxide and mixed and all stockpile mineral resources are reported at a 0.17 and 0.1 g AuEq/t cut-off, respectively, in consideration of potential open-pit mining and heap-leach processing.

4. Non-oxide mineral resources are reported at a 0.3 g AuEq/t cut-off at DeLamar and 0.2 g AuEq/t at Florida Mountain in consideration of potential open pit mining and grinding, flotation, ultra-fine regrind of concentrates, and either Albion or agitated cyanide-leaching of the reground concentrates.

5. The mineral resources are constrained by pit optimizations.

6. Gold equivalent grades were calculated using the metal prices and recoveries presented in Table 14.18 and Table 14.19 from the DeLamar Report.

7. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

8. The effective date of the mineral resources is August 25, 2023.

9. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

10. See NI 43-101 technical report titled: "Technical Report for the DeLamar and Florida Mountain Gold-Silver Project, Owyhee County, Idaho, USA", dated October 31, 2023 with an effective date of August 25, 2023, available under Integra's SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.

Mineral Resources		Measured			Indicated			Measured & Indicated			Inferred
GOLD (Au)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
Nevada North Project	Oxide	-	-	-	84,686	0.44	1,207	84,686	0.44	1,207	26,251	0.31	264
	Sulphide	-	-	-	3,938	0.92	117	3,938	0.92	117	360	0.60	7
TOTAL	Mixed	-	-	-	88,624	0.46	1,324	88,624	0.46	1,324	26,611	0.32	271

Mineral Resources		Measured			Indicated			Measured & Indicated			Inferred
SILVER (Ag)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
Nevada North Project	Oxide	-	-	-	84,686	3.22	8,768	84,686	3.22	8,768	26,251	2.57	2,171
	Sulphide	-	-	-	3,938	8.47	1,072	3,938	8.47	1,072	360	4.58	53
TOTAL	Mixed	-	-	-	88,624	3.45	9,840	88,624	3.45	9,840	26,611	2.60	2,224

The following tables show mineral resources for the Nevada North Project effective June 28, 2023.

Notes:

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. William Lewis, P.Geo, and Alan S J San Martin, AusIMM(CP), of Micon International Limited have reviewed and validated the mineral resource estimate for Wildcat & Mountain View, respectively. Both are independent qualified persons as defined in NI 43-101.

3. The Wildcat Deposit estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$2.4/t, processing cost of US$3.7/t, G&A costs of US$0.5/t, and metallurgical gold recoveries varying from 73.0% to 52.0% and silver recoveries of 18%. An average bulk density of 2.6 g/cm3 was assigned to all mineralized rock types. The Inverse Distance cubed interpolation was used with a parent block size of 15.24 m x 15.24 m x 9.144 m.

4. The Mountain View Deposit estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$1.67/t to US$2.27/t, processing cost of US$3.1/t, G&A costs of US$0.4/t, and metallurgical gold recoveries varying from 30.0% to 86.0% with a silver recovery of 20%. An average bulk density of 2.6 g/cm³ was assigned to all mineralized rock types. Inverse Distance cubed interpolation was used with a parent block size of 7.62 m x 7.62 m x 6.10 m.

5. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content. Gold equivalent in the Resource Estimate is calculated using the formula (g/t Au + (g/t Ag ÷ 77.7)).

6. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

7. Neither Integra nor Micon's QP is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing, or other relevant issue that could materially affect the mineral resource estimate other than any information already disclosed in this report.

8. See NI 43-101 technical report titled: "Technical Report Preliminary Economic Assessment for the Wildcat & Mountain View Projects, Pershing and Washoe Counties, Nevada, USA", dated July 30, 2023, with an effective date of June 28, 2023, available under Integra's SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.

FLORIDA CANYON MINE

The scientific and technical information contained in this AIF relating to the Florida Canyon Mine is supported by the technical report regarding the Florida Canyon Mine ("FCM") prepared for FCGI and entitled "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA" dated July 11, 2024 (with an effective date of June 28, 2024) (the "Florida Canyon Report") prepared by Todd Harvey, PhD, PE, Terre Lane, MMSA, Hamid Samari, PhD, MMSA, and Larry Breckenridge, PE, who are each a "qualified person" and independent" of the Company within the meaning of NI 43-101. Reference should be made to the full text of the Florida Canyon Report, which is available under Integra's SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.

Where appropriate, certain information contained in this AIF updates information derived from the Florida Canyon Report. Any updates to the technical information derived from the Florida Canyon Report and any other technical information contained in this AIF was prepared by or under the supervision of Raphael Dutaut (Ph.D., P.Geo, OGQ Membership 1301), the Company's Vice President Geology and Mining, and a qualified person within the meaning of NI 43-101. Terre Lane, MMSA is responsible for the mineral reserve and resource estimate for the Florida Canyon Mine effective as at December 31, 2024.

The Florida Canyon Report is not and shall not be deemed to be incorporated by reference in this AIF.

Project Description, Location and Access

The Florida Canyon mine is owned by Florida Canyon Mining Inc. ("FCMI") and is located 125 miles east of Reno Nevada, and immediately south and east of Interstate 80. The nearest towns are Winnemucca, 40 miles northeast with a population of 8,388 (2022) and Lovelock, 33 miles southwest, with a population of 1,854 (2022). The highway exit for the Florida Canyon mine from I-80 is at Imlay, Nevada. Access is reliable via the Interstate year around.

The mine currently produces gold by conventional hard rock open pit mining with processing by 2 stage crushing and ROM heap leaching. The mine was in continuous operation from 1986 through 2011 and then intermittently until 2015. It was reopened in mid-2016 and has been in operation since that time.

The land package owned or leased by FCMI covers a total of 18,804.28 acres. Fee lands total 5,520.4 acres and 656 unpatented claims total 13,283.88 acres. Contained within the fee lands are 19 patented claims totaling 359.9 acres.

History

Gold was discovered in 1860 in Humboldt Canyon, which led to the organization of the Imlay Mining District. Numerous claims were filed in the area and the population of Humboldt City grew to 500 by 1863. Mining in the district was limited until 1906 when the Imlay Gold mine and the Black Jack Mercury mine were discovered. The most productive mine in the district was the Standard mine, which produced more than $1 million in gold and silver between 1939 and 1949.

In 1969, Homestake Mining Company (Homestake) obtained a lease on property in the Florida Canyon area. Seven widely spaced rotary holes were drilled with marginal results, and the property was dropped. Cordilleran Explorations (Cordex) next leased the property between 1972 and 1978. A comprehensive program of geologic mapping, geochemical sampling, and trenching was completed. A total of 25 of 37 drill holes completed were in a mineralized zone referred to as the West Trend, on the site of present-day Florida Canyon Mine. When Cordex dropped their lease in 1978, Flying J Mines carried out a limited heap-leach operation in the West Trend material.

Between 1969 and 1982, three major mining companies explored the property and chose not to proceed with development of the deposit.

In 1982, Montoro Gold Company ("Montoro"), a subsidiary of Pegasus Gold Corporation, ("Pegasus") acquired the property. Montoro began an aggressive program to expand mineral reserves and enlarge the property position. Detailed geologic mapping and geochemical sampling led to the discovery of other anomalous gold occurrences throughout the property. By the end of 1985, 241 drill holes were completed totaling 87,569 ft in the West Trend and adjacent deposits. In addition, 46 holes were completed in other exploration targets to the south and east.

In November 1985, a decision was made by Pegasus to put the property into production. Permitting and project development followed with startup of a new mine in 1986. Pegasus operated the Florida Canyon Mine until January 1998. Pegasus began having financial problems in 1997 when the price of gold decreased from $370/oz in January to $283/oz in December. In January 1998, Pegasus filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code.

Under two separate plans of reorganization approved by major creditors and confirmed by the court, certain former Pegasus affiliates emerged from bankruptcy protection during February 1999. The first involved the reorganization of Pegasus Gold International, Inc. (the international exploration affiliate of Pegasus) which was reincorporated as Apollo Gold Inc. Apollo Gold Inc. became the holding company for three former Pegasus subsidiaries, including FCMI.

Apollo Gold Inc. was acquired during the second quarter of 2002 by Nevoro Gold Inc. ("Nevoro"). Nevoro became a publicly traded company on the Toronto Stock Exchange and subsequently changed its name to Apollo Gold Corporation ("Apollo"). Apollo operated the Florida Canyon Mine and the nearby Standard mine through its FCMI and Standard Gold Mine, Inc. ("SGMI") subsidiaries until Jipangu International, the U.S. Subsidiary of Jipangu Inc., acquired the Florida Canyon and Standard properties on November 18, 2005. Jipangu operated the properties until 2015. Jipangu defaulted on debt and the property became majority owned by Admiral Financial Group ("Admiral"). Rye Patch Gold Corp. ("Rye Patch"), agreed to acquire the Florida Canyon property and related assets from Admiral and Jipangu International, Inc. through acquisition of their three subsidiary companies, FCMI, SGMI, and Jipangu Exploration. Rye Patch operated the property until the second quarter of 2015 and shut down for about a year.

In mid-2016, Rye Patch resumed open pit mining and heap leaching operations and declared commercial production in December 2017. In May 2018, Alio acquired Rye Patch by way of a Plan of Arrangement transaction and as a result held 100% of the Florida Canyon and Standard mine properties.

Argonaut Gold Inc. ("Argonaut") acquired the Florida Canyon property through its arrangement agreement with Alio Gold Inc. ("Alio"), which closed on July 1, 2020.

Alamos Gold Inc. acquired Argonaut in 2024 and the Florida Canyon Mine and other Argonaut properties located in Mexico were "spun out" as an independent company, Florida Canyon Gold Inc.

The Florida Canyon Mine was subsequently acquired by Integra through a business combination with FCGI, which closed on November 8, 2024.

Geology and Mineralization

The Florida Canyon and Standard mine deposits are located in the Humboldt Range, which is a major north- trending anticlinal structure likely formed during the Sevier Orogeny.

The Florida Canyon area is dominated by a major regional structural zone, termed the Humboldt Structural Zone, a 200-km long northeasterly-trending left-lateral strike slip fault zone. One of the principal structural features within the Humboldt Structural Zone is the Midas Trench lineament, which abruptly terminates at the north end of the Humboldt Range. Mineralization and alteration in the Florida Canyon and Standard mine deposit areas are localized where the Midas Trench lineament intersects the Humboldt Structural Zone.

The Florida Canyon gold deposits are hosted by the Triassic Grass Valley Formation and Natchez Pass Limestone and in places within Prida Formation.

Three types of mineralization are present at Florida Canyon. The primary type is disseminated gold mineralization within siltstone and silty sandstone. In addition, gold mineralization occurs along brecciated contacts and karsted areas of the Natchez Pass limestone. The third type of gold mineralization occurs as epithermal hot springs type vein mineralization.

Status of Exploration, Development and Operations

The vast majority of the exploration and infill drilling at Florida Canyon took place between 1969 through 2017. The current database contains 4,392 RC holes and 83 core holes for a total of 4,475 drill holes amounting to 1,954,712 feet of drilling. Of this, 81% of the drilling was completed by the operators Pegasus and/or Apollo. After acquiring the Florida Canyon property on July 1, 2020, Argonaut completed 126,933 feet of RC drilling in 493 holes, and 12,149 feet of core drilling in 25 holes through the end of 2023, primarily focusing on infill, development, exploration drilling and model improvement. At Standard mine, Argonaut completed 14,105 feet of RC drilling in 54 holes through the end of 2023 primarily focusing on exploration drilling.

In 2023 the Argonaut drilled 12 core holes for a total of 9,818 feet and 108 RC holes for 34,820 feet. The purpose of this program was to better understand the controls of mineralization and to define additional resources in both the oxide and sulfide zones of the deposit.

In 2024, Integra drilled 28 Reverse Circulation holes for a total of 7,950 feet of drilling focusing in the North Pit area.

2025 plans for exploration and development are to infill areas between current pit designs to enhance and potentially convert resources to reserves status. Further step out drilling and grass roots soil sampling is also planned to find future targets for resource development.

Sampling, Analysis and Data Verification

Limited information is available regarding the procedures applied to the legacy database at the Florida Canyon Mine.

Prior to 2017, there are historical reports that recovery from RC drilling was generally good, but that recovery decreased when strongly fractured or broken ground was encountered. In these instances, tri-cone drilling was often implemented to improve sample recovery. Character samples (RC chips from the drill cuttings) were collected and logged but have since been lost or discarded. Similarly, all cores taken prior to 2017 have been lost. Since acquiring the Florida Canyon property on July 1, 2020, Argonaut has stored all RC chips and core drilled.

Information in historical reports shows preparation of RC samples consisted of drying the entire sample at approximately 110 degrees Celsius, then jaw crushing the entire sample to 100% passing 6-mesh. A riffle splitter is used to split out approximately 500 grams which is pulverized with a ring and puck pulverizer to a nominal - 150 mesh. The pulp was then roll mixed and transferred to a sample envelope.

The same general preparation procedures used for RC samples are also used for core samples. After drying, the entire core sample is jaw-crushed to -0.75 inch, and a 3 to 4 lb sub-sample is collected using a riffle splitter. The smaller split is then crushed, split, and pulverized following the same procedures as applied to RC samples.

Gold was analyzed by fire assay using a 30 gram aliquot. After fusion, the gold content is determined by atomic absorption ("AA") spectrometry. All samples that return gold values greater than 0.30 oz/ton are re-assayed, with gravimetric finish. American Assay Labs ("AAL"), an ISO 17025 accredited lab, has been the primary lab used and accounts for 67% of the assays of the entire database. AAL includes quality control standards and blanks with each sample batch and routinely performs duplicate analyses on about 10% of all sample pulps.

AAL's analytical QA/QC program reportedly consisted of the insertion of 1 standard, one blank and at least four duplicate pulps for every batch of 50 samples assayed. AAL also continually monitored their lab performance by participating in the CANMET round robin surveys.

In 2020, work at the Florida Canyon Mine assay laboratory identified a situation with 30 gm fire assays that has very likely been ongoing for some time. Head grade samples from the crusher sampler at the Florida Canyon Mine are routinely collected on a daily basis. The output from the 2nd stage crush is sampled from the S4 belt every hour with a sample cutter. There are 24 samples per day which are combined and blended into a single sample per shift.

The 30 gm fire assays at the Florida Canyon Mine lab have suffered from repeatability issues when routine duplicates are rerun as an internal QAQC check. The issue has been identified with screen fire assays as free gold particles that range in size from 80 to 150 mesh. If a free gold particle occurs in a 30 gm charge, the grade is unstable compared to another 30 gm charge without a free particle.

Head assay procedures at the Florida Canyon Mine lab have been modified to address this issue as follows:

1) 1,000 gm if the sample is pulped and subjected to bottle roll cyanide testing for 16 hours with sufficient cyanide to assure dissolution of the free particles.

2) The bottle roll cyanide solution is assayed.

3) The residue is rinsed and fire assayed with a 30 gm charge.

4) The residue assay and the solution assay are combined to determine the gold content.

This method has been implemented for roughly two years at site and the results are highly reproducible. This method has not been applied to any of the assay data used to establish the mineral resource or mineral reserve.

In 2017 the Florida Canyon Mine implemented industry-approved QA/QC protocols utilizing certified reference materials ("CRMs"), blanks, and duplicate samples to validate drill hole samples to be included in the estimation of mineral resources and mineral reserve. All drilling since 2017 includes ~10% control samples to ensure reliable assay results. Check assays are also completed at a secondary laboratory to provide a control on the primary laboratory (American Assay Lab).

In addition to the current QA/QC protocols used to validate the drillhole database a re-examination of limited historical duplicate data, and a review of data validation reports prior to 2017 have been done to determine the efficacy of the historical drilling. This coupled with the reconciliation of the exploration data used for mineral resource and mineral reserve estimation to the ore control data and production data show the assay database is reliable for resource and reserve estimation.

Mineral Processing and Metallurgical Testing

Florida Canyon Mine has been in operation since 1986. Currently, ore from all operating pits is placed on the South Heap Leach Pad, which was started in 2017. Most recently, Phase III-a was constructed in 2024. There have been 55.1M crushed tonnes and 17.4M ROM tonnes placed on Phases I, II and III through December 2024. Current pad-to-date recovery is 55.1% with a final recovery of 62.7% expected. Based on metallurgical test work conducted on-site, final gold recovery is expected to achieve 64% from crushed ore and 53% from ROM ore from the Central, Main and Jasperoid pits. Ore from the Radio Towers pit is estimated to be 58% and 45% for crushed and ROM ore, respectively.

Results of metallurgical column tests on monthly crusher composite samples in 2022 and 2023 indicate high variability in recovery estimates, ranging from 49% - 77% with an average of 61%. In-pad solution samples, other field sampling, and spillway flow measurements indicate the current ore is performing in line with expected results. Recently, actual pad recovery has been impacted by short cycling of primary leach cycles due to ore deliveries exceeding solution application capability. The Phase III pad expansion and CIC upgrade completed in 2024 will allow for the time and solution needed to recover those inventoried ounces in Phases I and II over the next three years.

Mineral Resource and Mineral Reserve Estimates

The Florida Canyon Mine mineral reserves and mineral resources, effective as at December 31, 2024, are summarized in the "Mineral Reserves and Mineral Resources" table contained in this AIF.

Florida Canyon Mine mineral reserves decreased from 2023 to 2024 due only to depletion as a result of mining. In total, 76,000 model ounces were removed from the mineral reserve estimate as a function of mining. Florida Canyon mineral resources have also decreased from 2023 to 2024 due to depletion as a result of mining. In total, 84,000 model ounces have been removed from the mineral resource estimate.

Mining Methods

The Florida Canyon Mine is a conventional open pit hard rock mining operation. Bench heights are 20 ft and the loading and haulage fleet are 13 to 14 cu yd front loaders matched to 100-ton rigid frame haul trucks. Most of the loading and hauling equipment has been leased from Caterpillar and includes maintenance and repair contracts on the leased units.

Recovery Methods

The Florida Canyon Mine is a conventional gold/silver heap leach operation where ore passes through two stages of open circuit crushing. The crushed ore is agglomerated with a polymer binding agent and stacked in 20 - 40 foot lifts. Solution is applied through drip tubes. Discharge (pregnant solution) from the bottom of the pad is sent to carbon columns. There is no intermediate or recycled solution. Loaded carbon is pressure stripped, gold is recovered by electrowinning and precipitate is melted into doré bars.

Project Infrastructure

All of the infrastructure that is required to sustain production at the Florida Canyon Mine is in place. The mine is located adjacent to Interstate 80 which provides easy access to Reno, Salt Lake City, and the nearby mine support communities of Winnemucca and Elko, Nevada. Spare parts, process consumables, blasting agents, and fuel are readily available.

Power is supplied to the mine by a 60-kV overhead transmission line owned and operated by NV Energy, the major power supplier in the state of Nevada. The power is delivered to an onsite substation. FCMI owns, operates, and maintains the substation. Mine site 25-kV power lines feed distribution transformers at the crusher, process plant, refining, and other facilities on site.

Water requirements are met with underground wells on site. The Florida Canyon Mine has 2,415 acre-feet of water rights, which are adequate to meet operational requirements.

Environmental Studies and Permitting

The Florida Canyon Mine has undergone numerous environmental studies over the years, as is normal of mature properties. All permits are in place to continue mine operations.

The Florida Canyon Mine is partially located on public lands administered by the U.S. Department of the Interior, Bureau of Land Management (the "BLM"). Any amendment of the Plan of Operations requires an assessment and disclosure of potential environmental and limited social impacts as part of the BLM's obligations under NEPA.

Additional permits will be required from time to time to extend the mine life. At present, all required permits to support the capital investment into South Heap Leach Pad Phase III expansion, which is expected to extend the continuity of mine operation.

The 2024 estimate for total closure and reclamation of the Florida Canyon Mine was $32.3 million on a discounted basis.

Capital and Operating Costs

The remaining LOM capital expenditures estimate for the Florida Canyon Mine as at December 31, 2024 is as follows:

Description	LOM ($000s)
Phase 3-b Leach Pad	12,000
Phase 4 Leach Pad	8,000
Radio Towers Move	3,000

Equipment Lease and Maintenance	7,800
Other	47,600
Total Capex	78,400

Exploration, Development and Production

Please see "2025 Outlook" above for discussion of the Company's current and contemplated exploration, development and production for the Florida Canyon Mine.

DELAMAR PROJECT

The scientific and technical information contained in this AIF relating to the DeLamar Project is supported by the technical report regarding the DeLamar Project prepared for the Company and entitled "Technical Report for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA" dated October 31, 2023 (with an effective date of August 25, 2023) (the "DeLamar Report") prepared by Thomas L. Dyer, P.E., Michael M. Gustin, C.P.G., Jay Nopola, P.E., Jack McPartland, Qualified Professional Member MMSA, Matthew Sletten, P.E., Benjamin Bermudez, P.E., John D. Welsh, P.E., John F. Gardner, P.E. and Michael Botz, P.E., who are each a "qualified person" and independent" of the Company within the meaning of NI 43-101. Reference should be made to the full text of the DeLamar Report, which is available under Integra's SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.

Where appropriate, certain information contained in this AIF updates information derived from the DeLamar Report. Any updates to the technical information derived from the DeLamar Report and any other technical information contained in this AIF was prepared by or under the supervision of Raphael Dutaut (Ph.D., P.Geo, OGQ Membership 1301), the Company's Vice President Geology and Mining, and a qualified person within the meaning of NI 43-101.

The DeLamar Report also includes the results of a pre-feasibility (the "PFS") and mineral reserve statement on the DeLamar Project included in the NI 43-101 technical report titled "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA" dated March 22, 2022 with an effective date of January 24, 2022. The results of the PFS and the mineral reserve statement included therein and reproduced in the DeLamar Report remain unaffected by the updated mineral resource included in the DeLamar Report. The PFS and mineral reserve statement have an effective date of January 24, 2022. Sections 15, 16, 17, 18, 19, 21, 22, 23, and 24 of the PFS report have been reproduced in the DeLamar Report and have an effective date of January 24, 2022.

The DeLamar Report is not and shall not be deemed to be incorporated by reference in this AIF.

Project Description, Location and Access

The DeLamar project encompasses the DeLamar and Florida Mountain deposit areas. The DeLamar Project area, as described in the DeLamar Report, includes 790 unpatented lode, placer, and millsite claims, and 16 tax parcels comprised of patented mining claims, as well as certain leasehold and easement interests, that cover approximately 8,673 hectares (21,431 acres) in southwestern Idaho, about 80 km (50 miles) southwest of Boise. The DeLamar Project is approximately centered at 43°00′48″N, 116°47′35″W, within portions of the historical Carson (Silver City) mining district, and it includes the formerly producing DeLamar mine last operated by Kinross Gold Corporation ("Kinross"). The total annual land-holding costs are estimated to be US$651,354. All mineral titles and permits are held by the DeLamar Mining Company ("DMC"), an indirect, 100% wholly owned subsidiary of Integra that was acquired from Kinross through a stock purchase agreement in 2017. DMC maintains the mineral rights of the unpatented mineral claims by duly filing with the BLM on an annual basis: (i) a notice of intent to hold affidavit; and (ii) payment of the claim maintenance fees. DMC holds surface rights to the areas it has under lease in accordance with the terms of each lease. These surface rights are considered sufficient for the exploration and mining activities proposed in the DeLamar Report, subject to regulation by the BLM and State of Idaho.

The principal access is from U.S. Highway 95 and the town of Jordan Valley, Oregon, proceeding east on Yturri Blvd. from Jordan Valley for 7.6 kilometers (4.7 miles) to the Trout Creek Road (Figure 1). It is then another 39.4 kilometers (24.5 miles) travelling east on the gravel Trout Creek Road to reach the DeLamar mine tailing facility and nearby site office building. Travel time by automobile via this route is approximately 35 minutes. Secondary access is from the town of Murphy, Idaho and State Highway 78 (Figure 1), via the Old Stage Road and the Silver City Road. Travel time by this secondary route is estimated to be about 1.5 hours.

Figure 1 Access Map for the DeLamar Project (2022 property outline in green)

A total of 284 of the unpatented claims were acquired from Kinross, 101 of which are subject to a 2.0% net smelter returns royalty ("NSR") payable to a predecessor owner. This royalty is not applicable to the current project resources and reserves.

There are also nine lease agreements covering 40 patented claims and five unpatented claims that require NSR payments ranging from 2.0% to 5.0%. One of these leases covers a small portion of the DeLamar deposit area resources and one covers a small portion of the Florida Mountain deposit area resources and reserves, with 5.0% and 2.5% NSRs applicable to maximums of US$50,000 and US$650,000 in royalty payments, respectively.

The DeLamar Project includes 1,561 hectares (3,857.2 acres) under 19 leases from the State of Idaho, which are subject to a 5.0% NSR production royalty plus annual payments of US$44,000. The State of Idaho leases include very small portions of both the DeLamar and Florida Mountain deposit resources and reserves.

Kinross had retained a 2.5% NSR that applies to those portions of the DeLamar deposit area claims that are unencumbered by the royalties outlined above. The royalty was subsequently sold to Triple Flag Precious Metals Corp. ("Triple Flag"). The Triple Flag royalty applies to more than 90% of the current DeLamar deposit area resources and reserves, but this royalty will be reduced to 1.0% upon Triple Flag receiving total royalty payments of C$10,000,000.

Wheaton Precious Metals (Cayman) Co., a wholly-owned subsidiary of Wheaton, acquired a 1.5% NSR on metal production from all claims of the DeLamar Project, pursuant to a royalty agreement dated February 20, 2024, for an aggregate cash purchase price of US$9.75 million, settled in two installments: the first instalment of US$4.875 million was received by Integra on March 8, 2024; and the second installment of US$4.875 million was received on July 8, 2024.

The Loan Agreement with Beedie Capital is secured by Integra's material assets, including the DeLamar Project. Pursuant to a right of first refusal agreement dated May 4, 2023 with Wheaton Precious Metals International Ltd., a subsidiary of Wheaton, Wheaton Precious Metals International Ltd. acquired from Integra a right of first refusal on all future precious metals royalties, streams and pre-pays transactions on all properties owned by Integra.

DMC also owns mining claims and leased lands peripheral to the DeLamar Project. These landholdings are not part of the DeLamar Project, although some of the lands are contiguous with those of the DeLamar and Florida Mountain deposit claims and state leases. The DMC lands peripheral to the DeLamar Project have no mineral resources or mineral reserves.

The DeLamar Project historical open-pit mine areas have been in closure since 2003. While a substantial amount of reclamation and closure work has been completed to date at the site, there remain ongoing water-management activities, monitoring, and reporting. A reclamation bond of US$3,431,978 remains with the Idaho Department of Lands ("IDL") and a reclamation bond of US$100,000 remains with the Idaho Department of Environmental Quality. Additional reclamation bonds in the total amount of US$714,400 have been placed with the BLM for exploration activities and groundwater well installation on public lands. There are also reclamation bonds with the IDL in the total amount of US$155,900 for exploration activities on IDL leased lands.

History

Total production of gold and silver from the DeLamar Project area is estimated to be approximately 1.3 million ounces ("oz") of gold and 70 million ounces of silver from 1891 through 1998, with an additional but unknown quantity produced at the DeLamar mill in 1999. From 1876 to 1891, an estimated 1.025 million ounces of gold and 51 million ounces of silver were produced from the original De Lamar (as it was historically called) underground mine and the later DeLamar open-pit operations. At Florida Mountain, nearly 260,000 ounces of gold and 18 million ounces of silver were produced from the historical underground mines and late 1990s open-pit mining.

Mining activity began in the area of the DeLamar Project when placer gold deposits were discovered in early 1863 in Jordan Creek, a short distance upstream from what later became the town site of De Lamar. During the summer of 1863, the first silver-gold lodes were discovered in quartz veins at War Eagle Mountain, to the east of Florida Mountain, resulting in the initial settlement of Silver City. Between 1876 and 1888, significant silver-gold veins were discovered and developed in the district, including underground mines at De Lamar Mountain and Florida Mountain. A total of 553,000 ounces of gold and 21.3 million ounces of silver were reportedly produced from the De Lamar and Florida Mountain underground mines from the late 1800s to early 1900s.

The mines in the district were closed in 1914, following which very little production took place until gold and silver prices increased in the 1930s. Placer gold was again recovered from Jordan Creek from 1934 to 1940, and in 1938 a 181 tonne-per-day flotation mill was constructed to process waste dumps from the De Lamar underground mine. The flotation mill reportedly operated until the end of 1942. Including Florida Mountain, the De Lamar - Silver City area is believed to have produced about 1 million ounces of gold and 25 million ounces of silver from 1863 through 1942.

During the late 1960s, the district began to undergo exploration for near-surface bulk-mineable gold-silver deposits, and in 1977 a joint venture operated by Earth Resources Corporation ("Earth Resources") began production from an open-pit, milling and cyanide tank-leach operation at De Lamar Mountain, known as the DeLamar mine. In 1981, Earth Resources was acquired by the Mid Atlantic Petroleum Company ("MAPCO"), and in 1984 and 1985 the NERCO Mineral Company ("NERCO") successively acquired the MAPCO interest and the entire joint venture to operate the DeLamar mine with 100% ownership. NERCO was purchased by the Kennecott Copper Corporation ("Kennecott") in 1993. Two months later in 1993, Kennecott sold its 100% interest in the DeLamar mine and property to Kinross, and Kinross operated the mine, which expanded to the Florida Mountain area in 1994. Mining ceased in 1998, milling ceased in 1999, and mine closure activities commenced in 2003. Closure and reclamation were nearly completed by 2014, as the mill and other mine buildings were removed, and drainage and cover of the tailing facility were developed.

Total open-pit production from the DeLamar Project from 1977 through 1998, including the Florida Mountain operation, is estimated at approximately 750,000 ounces of gold and 47.6 million ounces of silver, with an unknown quantity produced at the DeLamar mill in 1999. From start-up in 1977 through to the end of 1998, open-pit production in the DeLamar area totaled 625,000 ounces of gold and about 45 million ounces of silver. This production came from pits developed at the Glen Silver, Sommercamp - Regan (including North and South Wahl), and North DeLamar areas. In 1993, the DeLamar mine was operating at a mining rate of 27,216 tonnes (30,000 tons) per day, with a milling capacity of about 3,629 tonnes (4,000 tons) per day. In 1994, Kinross commenced open-pit mining at Florida Mountain while continuing production from the DeLamar mine. The ore from Florida Mountain, which was mined through 1998, was processed at the DeLamar facilities. Florida Mountain production in 1994 through 1998 totaled 124,500 ounces of gold and 2.6 million ounces of silver.

Exploration of the DeLamar Project by Integra commenced in 2017. Since then, Integra has carried out geophysical and geochemical exploration programs, geologic mapping, and exploration, infill, metallurgical, and geotechnical drilling programs.

Geological Setting, Mineralization and Deposit Types

The DeLamar Project is situated in the Owyhee Mountains near the east margin of the mid-Miocene Columbia River - Steens flood-basalt province and the west margin of the Snake River Plain. The Owyhee Mountains comprise a major mid-Miocene eruptive center, generally composed of mid-Miocene basalt flows intruded and overlain by mid-Miocene rhyolite dikes, domes, flows and tuffs, developed on an eroded surface of Late Cretaceous granitic rocks. The DeLamar deposit mine area and mineralized zones are situated within an arcuate, nearly circular array of overlapping porphyritic and flow-banded rhyolite flows and domes that overlie cogenetic, precursor pyroclastic deposits erupted as local tuff rings. Integra interprets the porphyritic and banded rhyolite flows and latites as composite flow domes and dikes emplaced along regional-scale northwest-trending structures. At Florida Mountain, flow-banded rhyolite flows and domes cut through and overlie a tuff breccia unit that overlies basaltic lava flows and Late Cretaceous granitic rocks.

Gold-silver mineralization occurred as two distinct but related types: (i) relatively continuous, quartz-filled fissure veins that were the focus of late 19th and early 20th century underground mining, hosted mainly in the basalt and granodiorite and to a lesser degree in the overlying felsic volcanic units; and (ii) broader, bulk-mineable zones of closely-spaced quartz veinlets and quartz-cemented hydrothermal breccia veins that are individually continuous for only a few meters/feet laterally and vertically, and of mainly less than 1.3 centimeters ("cm") (0.5 inches) in width - predominantly hosted in the rhyolites and latites peripheral to and above the quartz-filled fissures. This second style of mineralization was mined in the open pits of the late 20th century DeLamar and Florida Mountain operations, hosted primarily by the felsic volcanic units.

The fissure veins mainly strike north to northwest and are filled with quartz accompanied by variable amounts of adularia, sericite or clay, ± minor calcite. Vein widths vary from a few centimeters to several meters, but the veins persist laterally and vertically for as much as several hundreds of meters. The primary silver and gold minerals are naumannite, aguilarite, argentite, ruby silver, native gold and electrum, native silver, cerargyrite, and acanthite. Variable amounts of pyrite and marcasite with very minor chalcopyrite, sphalerite, and galena occur in some veins. Gold- and silver-bearing minerals are generally very fine grained.

The gold and silver mineralization at the DeLamar Project is best interpreted in the context of the volcanic-hosted, low-sulfidation type of epithermal model. Various vein textures, mineralization, alteration features, and the low contents of base metals in the district are typical of shallow low-sulfidation epithermal deposits worldwide.

Exploration

Integra commissioned a Light Detection and Ranging topographic survey of the DeLamar and Florida Mountain deposit areas and an Induced Polarization and Resistivity survey of six lines using the Volterra-2DIP distributed array system in the DeLamar deposit area in 2017. In 2018, Integra conducted rock-chip and soil geochemical sampling at the DeLamar deposit area. During 2019 through 2023, Integra and contractor personnel collected 449 rock samples in the DeLamar, Milestone and Florida Mountain areas. Contractor personnel from Rangefront Geological of Elko, Nevada collected 298 soil samples in the DeLamar/Milestone area in 2019. A total of 2,332 soil samples were collected from the Florida Mountain area by Rangefront Geological in 2019. In 2019, Integra commissioned a helicopter high-resolution magnetic survey of the DeLamar - Florida Mountain area. In 2020, Integra commissioned a further Induced Polarization and Resistivity survey at DeLamar. Integra geologists also carried out geologic mapping at a scale of 1:5,000 in 2020 and 2021. The results of this exploration work has, in part, served to better interpret structure at the DeLamar Project and applied to the estimation of mineral resources in the DeLamar Report.

Drilling

As of the effective date of the DeLamar Report, the resource database includes data from 3,185 holes, for a total of 372,888 meters (1,223,386 feet), that were drilled by Integra and various historical operators at the DeLamar and Florida Mountain areas. The historical drilling was completed from 1966 to 1998 and includes 2,625 holes for a total of 275,790 meters (904,821 feet) of drilling. Most of the historical drilling was done using reverse-circulation ("RC") and conventional rotary methods; a total of 106 historical holes were drilled using diamond-core ("core") methods for a total of 10,845 meters (35,581 feet). Approximately 74% of the historical drilling was vertical, including all conventional rotary holes. At DeLamar, a significant portion of the total meterage drilled historically was subsequently mined during the open-pit operations.

Integra commenced drilling in 2018 and has drilled a total of 560 holes (RC, core, and Sonic holes) for a total of 97,098 meters (318,414 feet) in the DeLamar and Florida Mountain areas combined. All but one of the Integra holes were drilled at angles. Integra's drilling continued into 2023, but only the stockpile-related 2023 drilling is included in the resource database used to estimate the current mineral resources. The 2023 drilling campaign consisted primarily of geotechnical and metallurgical drilling that will be incorporated into ongoing work for a feasibility study.

The historical portions of the current resource drill-hole databases for the DeLamar and Florida Mountain deposit areas were created by RESPEC Company LLC ("RESPEC"), supervisors of the DeLamar Report, using original DeLamar mine digital database files, and this information was subjected to extensive verification measures by both RESPEC and Integra. The Integra portions of the drill-hole databases were directly created by RESPEC using original digital analytical certificates in the case of the assay tables and checking against original digital records in the case of the collar and down-hole deviation tables.

No drilling activities happened at DeLamar in 2024.

Sampling, Analysis and Data Verification

Integra's RC, sonic and core samples were transported by the drilling contractor or Integra personnel from the drill sites to Integra's logging and core cutting facility at the DeLamar mine daily. The RC samples were allowed to dry for a few days at the drill sites prior to delivery to the secured logging and core-cutting facility.

The 2018 to 2023 core sample intervals were sawed lengthwise mainly into halves after logging and photography by Integra geologists and technicians in the logging and sample storage area. In some cases, the core was sawed into quarters. Sample intervals of either ½ or ¼ core were placed in numbered sample bags, and the remainder of the core was returned to the core box and stored in a secure area on site. Core sample bags were closed and placed in a secure holding area awaiting dispatch to the analytical laboratory.

All of Integra's rock, soil and drilling samples were prepared and analyzed at American Assay Laboratories in Sparks, Nevada. AAL is an independent commercial laboratory accredited effective December 1, 2020, to the ISO/IEC Standard 17025:2017 for testing and calibration laboratories.

The drilling samples were transported from the DeLamar mine logging and sample storage area to AAL by Integra's third-party trucking contractor.

The soil samples were screened to -80 mesh for multi-element analysis at AAL. RESPEC has no other information on the methods and procedures used for the preparation of Integra's soil and rock samples.

Coarse blank material commercially produced CRMs, RC field duplicates, and coarse-reject (or preparation) duplicates were inserted into the drill-sample streams as part of Integra's quality assurance/ quality control procedures. The blank material consisted of coarse fragments of basalt, and a blank was inserted approximately every 10th sample. Commercial CRMs were inserted as pulps at a frequency of approximately every 10th sample. The lab was requested to prepare and analyze a coarse-reject duplicate for every 22nd primary sample analyzed during the sonic drilling program of 2022 and 2023.

Mineral Processing and Metallurgical Testing

Metallurgical testing by Integra, generally conducted at McClelland Laboratories ("McClelland") during 2018 through 2023, has been used to select preferred processing methods and estimate recoveries for oxide, mixed and non-oxide mineralization from both the DeLamar and Florida Mountain deposits. Samples used for this testing, primarily drill hole composites from 2018 through 2020 Integra drilling, were selected to represent the various material types contained in the current resources from both the DeLamar and Florida Mountain deposits. Composites were selected to evaluate effects of area, depth, grade, oxidation, lithology, and alteration on metallurgical response. In 2024, Forte Dynamic was awarded the metallurgical and infrastructure contract for the ongoing feasibility study. Metallurgical testing performed in 2024 includes, but is not limited to, bottle-rolls, column tests, permeability tests and geotechnical studies. The results of this testing will be incorporated into the feasibility study for the DeLamar Project.

Bottle-roll and column-leach cyanidation testing on drill core composites from both the DeLamar and Florida Mountain deposits as well as the historical stockpiles drilled in late 2022 early 2023 and on bulk samples from the DeLamar deposit have shown that the oxide and mixed material types from both deposits can be processed by heap-leach cyanidation. These materials generally benefit from relatively fine crushing to maximize heap-leach recoveries and a feed size of 80% -12.7 millimeters ("mm") (0.5 inches) was selected as optimum. Expected heap-leach gold recoveries for the oxide mineralization from both deposits (DeLamar and Florida Mountain) are consistently high (70% to 89%). Heap leach gold recoveries for the mixed mineralization are expected to range from 65% to 88% for Florida Mountain and to range from 37% to 88% for the DeLamar deposit. A significant portion of the DeLamar oxide and mixed mineralization will require agglomeration pre-treatment using cement, because of elevated clay content. None of the Florida Mountain heap-leach material is expected to require agglomeration.

Preliminary bottle-roll testing on reverse-circulation and sonic drill intervals from the historic backfill and waste dump materials at DeLamar and Florida Mountain have shown that the materials can be processed by heap-leach cyanidation. Variability bottle-roll testing and column-leach testing were completed on the materials to determine ultimate gold and silver recovery estimates.

For the mill option, not pursued in the ongoing feasibility study, metallurgical testing (primarily flotation and agitated cyanidation) has shown that the DeLamar non-oxide materials respond well to flotation at a moderate grind size (150 microns) for recovery of gold and silver to a flotation concentrate. The resulting flotation concentrate responds well to cyanide leaching after very fine regrinding (20 microns) for recovery of contained silver. Some gold is also recovered by cyanide leaching of the reground flotation concentrate, but those recoveries generally are low. Mineralogical examination and metallurgical testing have shown that these materials contain significant amounts of gold that are locked in sulfide mineral particles, which require oxidative pre-treatment of sulfide minerals for liberation of gold before high cyanidation gold recoveries can be obtained. Expected recoveries from the DeLamar non-oxide mineralization in the planned mill circuit, consisting of grinding, flotation concentrate regrinding and cyanide leach, range from 28% to 39% for gold and from 64% to 87% for silver.

Metallurgical testing has shown that the non-oxide mineralization from the Florida Mountain deposit responds well to upgrading by flotation at a moderate grind size (150 microns) and cyanidation gold and silver recoveries from the resulting concentrates can be maximized by very fine regrinding (20 microns). In contrast to the DeLamar non-oxide materials, oxidative pre-treatment of contained sulfide minerals is not required to achieve high cyanidation gold recoveries from the Florida Mountain non-oxide feeds. Recoveries expected from the Florida Mountain non-oxide mineralization in the planned mill circuit vary with feed grade, but generally are high, with maximum recoveries of 87% gold and 77% silver.

Mineral Resources

Mineral resources have been estimated for both the Florida Mountain and DeLamar areas of the DeLamar Project. These in situ gold and silver resources were modeled and estimated by:

  evaluating the drill data statistically and spatially to determine natural gold and silver populations;
  creating low-, medium-, and high-grade mineral-domain polygons for both gold and silver on sets of cross sections spaced at 30-meter (98.4-foot) intervals;
  projecting the sectional mineral-domain polygons horizontally to the drill data within each sectional window;
  slicing the three-dimensionally projected mineral-domain polygons along 6-meter-spaced (19.7-foot) horizontal planes at the DeLamar area and 8-meter-spaced (26.3-foot) planes at Florida Mountain and using these slices to rectify the gold and silver mineral-domain polygons on a set of level plans for each resource area;
  coding a block model to the gold and silver mineral domains for each of the two deposit areas using the level-plan mineral-domain polygons;
  analyzing the modeled mineralization geostatistically to aid in the establishment of estimation and classification parameters; and
  interpolating gold and silver grades by inverse-distance to the third power into 6 x 6 x 6-meter (19.7 x 19.7 x 19.7-foot) blocks for the DeLamar area and 6 x 8 x 8-meter (19.7 x 26.3 x 26.3-foot) blocks at Florida Mountain, using the coded gold and silver mineral-domain percentages to explicitly constrain the grade estimations.

The first-time estimate of stockpile resources, which are comprised of historically mined but not processed materials, were modeled similarly to the in-situ resources, but solids or closely spaced long sections were used instead of level plans.

The DeLamar Project mineral resources were estimated to reflect potential open-pit extraction and processing by: crushing and heap leaching of oxide, mixed, and all stockpile materials at both the DeLamar and Florida Mountain areas; grinding, flotation, ultra-fine regrind of concentrates, and Albion cyanide-leach processing of the reground concentrates for the non-oxide materials at the DeLamar area; and grinding, flotation, ultra-fine regrind of concentrates, and agitated cyanide-leaching of non-oxide materials at Florida Mountain. To meet the requirement of having reasonable prospects for eventual economic extraction by open-pit methods, pit optimizations for the DeLamar and Florida Mountain areas were run using the parameters summarized in Table 1.1 and 1.2 and the resulting pits were used to constrain the project resources.

Table 1.1 Resource Pit Optimization Cost Parameters

Table 1.2 Resource Pit-Optimization Metal Recoveries by Deposit and Oxidation State

The pit shells created using these optimization parameters were applied to constrain the DeLamar Project resources. The in-pit resources were further constrained by the application of a gold-equivalent cutoff of 0.17 g/t to all in-situ model blocks lying within the optimized pits that are coded as oxide or mixed, a 0.1 g/t gold-equivalent cutoff to all stockpile material, a 0.3 grams per tonne ("g/t") gold-equivalent cutoff for in-situ blocks coded as non-oxide at DeLamar, and a 0.2 g/t cutoff for in-situ blocks coded as non-oxide at Florida Mountain. Gold-equivalent grades were used solely for the purpose of applying the resource cutoffs, are a function of metal prices (Table 1.1) and metal recoveries, with the recoveries varying by deposit and oxidation state (Table 1.2).

The total DeLamar Project resources are summarized in Table 1.3.

Table 1.3 Total DeLamar Project Gold and Silver Resources

Notes:

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. Michael M. Gustin, C.P.G. and Principal Consultant for RESPEC, is a "qualified person" as defined in NI 43-101, and is responsible for reporting mineral resources in the DeLamar Report. Mr. Gustin is independent of Integra.

3. In-Situ Oxide and Mixed and all Stockpile mineral resources are reported at a 0.17 and 0.1 g/t AuEq cut-off, respectively, in consideration of potential open-pit mining and heap-leach processing.

4. Non-Oxide mineral resources are reported at a 0.3 g/t AuEq cut-off at DeLamar and 0.2 g/t AuEq at Florida Mountain in consideration of potential open pit mining and grinding, flotation, ultra-fine regrind of concentrates, and either Albion or agitated cyanide-leaching of the reground concentrates.

5. The mineral resources are constrained by pit optimizations.

6. Gold equivalent grades were calculated using the metal prices and recoveries presented in Table 14.18 and Table 14.19 of the DeLamar Report.

7. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

8. The effective date of the mineral resources is August 25, 2023.

9. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

The DeLamar Project mineral resources are inclusive of the mineral reserves discussed herein. The mineral reserve statement included herein has an effective date of January 24, 2022 and is unaffected by the mineral resource update included herein. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral Reserves

The DeLamar Report also includes the results of a PFS and mineral reserve statement on the DeLamar Project included in the NI 43-101 technical report titled "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA" dated March 22, 2022 with an effective date of January 24, 2022.

Mr. Dyer, P.E., the responsible qualified person for the mineral reserve estimate in the aforementioned technical report and included in the DeLamar Report, reviewed the updated mineral resource model and determined that the updated mineral resource model did not materially change the mineral reserve statement included in the aforementioned technical report. Accordingly, the results of the PFS and the mineral reserve statement have been reproduced in the DeLamar Report and remain unaffected by the updated mineral resource. The PFS and mineral reserve statement have an effective date of January 24, 2022.

Mr. Dyer has used Measured Mineral Resources and Indicated Mineral Resources as the basis to define mineral reserves for both the DeLamar and Florida Mountain deposits. Mineral reserve definition was done by first identifying ultimate pit limits using economic parameters and pit optimization techniques. The resulting optimized pit shells were then used for guidance in pit design to allow access for equipment and personnel. Mr. Dyer then considered mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors for defining the estimated mineral reserves.

The economic parameters and cut-off grades used in the estimation of the mineral reserves are shown in Table 1.4 The overall leaching process rate is planned to be 35,000 tonnes (38,581 tons) per day or 12,600,000 tonnes (13,889,123 tons) per year for both Florida Mountain and DeLamar oxide and mixed material. DeLamar leach processing will also include agglomeration. Initially only the oxide and mixed material will be processed, then starting in year 3, non-oxide will be processed through a plant constructed to operate at a rate of 6,000 tonnes (6,614 tons) per day or 2,160,000 tonnes (2,380,992 tons) per year.

The cut-off grades applied reflect the cost to process material along with G&A and incremental haulage costs. Note that royalties are built into the block values and are considered in determining whether to process the material. While the DeLamar non-oxide breakeven cut-off grade would be $11.44/t according to the applicable costs, a cutoff of $15.00 was assigned to enhance the project's economic performance.

Table 1.4 DeLamar and Florida Mountain Economic Parameters

Total proven and probable reserves for the DeLamar Project from all pit phases are 123,483,000 tonnes at an average grade of 0.45 g Au/t and 23.27 g Ag/t, for 1,787,000 ounces of gold and 92,403,000 ounces of silver (Table 1.5). The mineral reserves point of reference is the point where material is fed into the crusher.

Table 1.5 Total Proven and Probable Reserves, DeLamar and Florida Mountain

Notes:

1. All estimates of mineral reserves have been prepared in accordance with NI 43-101 and are included within the current measured mineral resources and indicated mineral resources.

2. Thomas L. Dyer, P.E. for RESPEC, in Reno, Nevada, is a "qualified person" as defined in NI 43-101, and is responsible for reporting proven and probable mineral reserves for the DeLamar Project. Mr. Dyer is independent of Integra.

3. Mineral reserves are based on prices of US$1,650 per ounce Au and US$21.00 per ounce Ag. The reserves were defined based on pit designs that were created to follow optimized pit shells created in Whittle. Pit designs followed pit slope recommendations provided by RESPEC.

4. Reserves are reported using block value cut-off grades representing the cost of processing:

i. Florida Mountain oxide leach cut-off grade value of $3.55/t.

ii. Florida Mountain mixed leach cut-off grade value of $4.20/t.

iii. Florida Mountain non-oxide mill cut-off grade value of $10.35/t.

iv. DeLamar oxide leach cut-off grade value of $3.65/t

v. DeLamar mixed leach cut-off grade value of $4.65/t.

vi. DeLamar non-oxide mill cut-off grade value of $15.00/t.

vii. The mineral reserves point of reference is the point where is material is fed into the crusher.

5. The effective date of the mineral reserves estimate is January 24, 2022.

6. All ounces reported herein represent troy ounces, "g/t Au" represents grams per gold tonne and "g/t Ag" represents grams per silver tonne.

7. Columns may not sum due to rounding.

8. The estimate of mineral reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

9. Energy prices of US$2.50 per gallon of diesel and $0.065 per kilowatt hour ("kWh") were used.

Mining Operations

The PFS reproduced and presented in the DeLamar Report considers open-pit mining of the DeLamar and Florida Mountain gold-silver deposits. Mining will utilize 23-cubic meter (30-cubic yard) hydraulic shovels along with 13-cubic meter (16.7-cubic yard) loaders to load 136-tonne capacity haul trucks. The haul trucks will haul waste and ore out of the pit and to dumping locations. Due to the length of ore hauls, the ore will be stockpiled near the pits followed by loading into a Railveyor system which will convey the ore into a crusher. The Railveyor system will be supplemented with haul trucks on an as needed basis.

Waste material will be stored in waste-rock storage facilities ("WRSFs") located near each of the Florida Mountain and DeLamar deposits, as well as backfilled into pits where available. The exception is the Milestone pit, from which waste material will be fully utilized for construction material for the tailing storage facility ("TSF").

Production scheduling was completed using Geovia's MineSched™ (version 2021) software. Proven and probable reserves along with waste material inside pit designs previously discussed were used to schedule mine production. The production schedule considers the processing of DeLamar and Florida Mountain oxide and mixed material by crushing and heap leaching, with some of the DeLamar material requiring agglomeration prior to leaching. DeLamar and Florida Mountain non-oxide material would be processed using flotation followed by cyanide leaching of the flotation concentrate.

An autonomous Railveyor light-rail haulage system will be used to transport ore from the open pits to the crusher facility. Utilizing the Railveyor system allows the opportunity to realize cost savings compared to typical truck haulage. This system, in conjunction with the planned solar and liquid natural gas electrical microgrid will reduce the overall fuel consumption and carbon footprint of the DeLamar Project.

The PFS has assumed owner mining instead of the more expensive contract mining. The production schedule was used along with additional efficiency factors, performance curves, and productivity rates to develop the first-principal hours required for primary mining equipment to achieve the production schedule. Primary mining equipment includes drills, loaders, hydraulic shovels, and haul trucks. Support, blasting, and mine maintenance equipment will be required in addition to the primary mining equipment.

Processing and Recovery Operations

The PFS envisions the use of two process methods for the recovery of gold and silver:

  Lower-grade oxide and mixed materials will be processed by crushed-ore cyanide heap leaching; and

  Non-oxide material will be processed using grinding followed by flotation, and very fine grinding of flotation concentrate for agitated cyanide leaching.

Heap-leach and milling ores will be coming from both the Florida Mountain and DeLamar deposits. Pregnant solutions from the heap-leach operation and from the milling operation will be processed by the same Merrill-Crowe zinc cementation plant. Processing will start with heap leaching in the first two years of operation. Milling of higher-grade non-oxide ore will start in the third year of operation.

Both Florida Mountain and DeLamar oxide and mixed ore types have been shown to be amenable to heap-leach processing following crushing. Material will be crushed in three stages to a nominal size of 80% finer than (P80) 12.7-millimeter (0.5 inches), at a rate of 35,000 tonnes per day. About 45% of DeLamar ore is expected to require agglomeration.

Crushed and prepared ore will be transferred to the heap-leach pad using overland conveyors and stacked on the heap using portable or grasshopper conveyors and a radial stacking system. Pregnant leach solution will be collected at the base on the heap leach and transferred to the Merrill-Crowe processing plant for recovery of precious metals by zinc precipitation. The precipitate will be filtered, dried, and smelted to produce gold and silver doré bullion for shipment off site.

The milling process will start with primary crushing of the ore to a nominal P80 of 120 millimeter (4.72 inches), followed by grinding in a SAG mill-ball mill circuit to a P80 of 150 microns. The ball mill discharge will be pumped to hydrocyclones, with the hydrocyclone overflow advancing to flotation and the underflow returning to the ball mill.

The flotation circuit will produce a sulfide concentrate that will recover gold and silver from the ore. This flotation concentrate will be reground to a nominal P80 of 20 microns before being leached in agitated leach tanks. Pregnant solution will be separated using a charge-coupled device circuit that employs dewatering cyclones and thickeners. The pregnant solution is then sent to the Merrill-Crowe plant and gold smelting facility to produce gold and silver doré bullion.

The flotation tailing stream will be thickened and pumped to the tailing storage facility. The concentrate leach residue will be sent to cyanide destruction, then stored in a separate concentrate leach tailing storage facility.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

The infrastructure for the DeLamar Project has been developed to support mining and processing operations. This includes the access road to the facilities, power supply, Railveyor, communication, heap-leach pads, process plant, and ancillary buildings. This also includes haul roads within the mining area as well as the mine waste storage facilities.

The main access to the DeLamar Project is via gravel roads from Jordan Valley, Oregon, as used for previous mining at DeLamar. The existing DeLamar Project site access road is located on the east side of Henrietta Ridge extending from the DeLamar Road across Jordan Creek to the western side of the existing reclaimed Kinross tailing impoundment. This existing site access road is expected to become unusable due to its proximity to the proposed Milestone pit haul road and DeLamar West WRSF. Therefore, the PFS proposes relocating the site access road to the west side of Henrietta Ridge.

Haul road access between the DeLamar Area mine and Florida Mountain Area will need to be improved for use with the proposed mining equipment. This access will be utilized for delivery of all consumables, as well as any required construction materials and equipment. This will also be the primary access for all personnel working at the Florida Mountain Area.

The electrical power demand at the DeLamar Project facilities is currently estimated at 13.5 megawatts ("MW") for initial heap-leach process operations, with an additional load of 9.8 MW for the mill circuit. The demand will vary according to the quantity of each ore type to be processed. The average load for the mine is forecast to be 11.6 MW (Table 18.1 in the DeLamar Report) with a peak demand of 23.4 MW. Lifetime electricity consumption is estimated to be 1.8 million megawatt hours.

Existing electrical infrastructure on the DeLamar Project site consists of a 69 kilovolt ("kV") transmission line operated by Idaho Power Company. Significant upgrades to existing electrical infrastructure would be required to meet the anticipated load increase associated with the DeLamar Project, including construction of new 138 kV transmission lines, substations and tap station upgrades. To reduce capital expenditures of energy infrastructure, ensure power supply resilience and reduce emissions, Integra plans to power the project through an on-site microgrid with a solar electrical generation system and an LNG plant.

The DeLamar Project will utilize a Railveyor light rail haulage system to transport ore from the open pits to the crusher facility. The Railveyor system is an autonomous materials haulage system consisting of transport trains, light-rails, electrical drive stations, and materials loading and discharge stations. The system functions similar to a conveyor, but is designed to be modular and relocatable, allowing improved operational flexibility and lower cost. By leveraging the Railveyor system, the DeLamar Project has a unique opportunity to realize cost savings compared to typical truck haulage, while reducing its overall fuel consumption and carbon footprint and automating many essential functions that typically would require on-site personnel.

The heap-leach pads ("HLP" or "HLPs") will be located immediately north of the crushing facility in portions of Sections 3, 4, 9 and 10, Township 5 South, Range 4 West. The site slopes northerly toward Jordan Creek at an average gradient of 12.5 percent. The HLPs will be constructed in two phases. The phase 1 portion will be constructed on a feature locally identified as Jacobs Ridge and into an adjacent valley to the west (herein referred to as the "unnamed gulch" or the "valley"). The site is generally underlain with a basalt which is overlain with a thin veneer of colluvium derived from weathering of the basalt and interbeds of tuff. Upper portions of the HLPs are underlain with porphyritic latite lava flows. The northern extent of the Jacobs Ridge pad area is underlain by a Miocene age rhyolite dike or plug. Geotechnical drilling in the Jacobs Ridge portion of the site in 1988 identified discontinuous layers of weathered tuff that had low shear strength. An initial auger drilling program on the western side of the site did not encounter the tuffaceous material encountered on Jacobs Ridge.

Phase 2 portion of the HLP will consist of a westerly extension of the pad and tying in the area between the west side of the Jacobs Ridge pad and the east side of the phase 1 valley pad. Construction of phase 2 will begin two years ahead of when the extended pad is needed, assumed in year 3 of operation. Phase 2 construction will be performed in the same sequence of activities and will add approximately 30% to the pad footprint. The total volume of ore to be placed on the HLP is between 95 million tonnes and 100 million tonnes which may include up to 2 million tonnes placed at the southern end of the Jacobs Ridge portion of the phase 1 pad to minimize recovery time from the final ore placed on the pad.

The primary flotation TSF for the DeLamar Project will be located in Sections 30 and 31, Township 4 South, Range 4 West, and Sections 25 and 36, Township 4 South, Range 5 West, in Slaughterhouse Gulch, approximately 6.0 kilometers (3.7 miles) west of the new mill site. Slaughterhouse Gulch is a natural drainage that descends to the south primarily on State and BLM lands. The TSF will be a zoned earth and rockfill embankment that will be located where the valley narrows approximately 1 km (0.6 miles) north of its confluence with Jordan Creek. The Slaughterhouse Gulch TSF will impound flotation tailing that have not been processed by cyanidation and therefore will not be lined in accordance with IDEQ Rules 58.01.013. The earth dam will be designed in accordance with Idaho dam safety regulation IDAPA 37 - DEPARTMENT OF WATER RESOURCES Water Allocations Bureau 37.03.05 - Mine Tailings Impoundment Structures.

The concentrate leach tailing storage facility ("CLTSF") will be a smaller, 26 hectare (64.2 acre) impoundment for containment of flotation concentrates from the milling process after they have been leached with cyanide to remove precious metals. To aid in settling, this fine material (P80 of 20 microns) will be blended with a small stream of coarser flotation tailing in roughly a 1:1 blend. The location of this CLTSF is immediately south of the HLP at the head of the unnamed drainage. The construction of the CLTSF in this location will involve placing fill from the Jacobs Ridge pad area to provide initial stormwater storage and then installing a liner system in year 2 that will meet the lining requirements of the IDEQ Rules 58.01.13 - Rules for Ore Processing by Cyanidation. In accordance with the regulation, the lining system will consist of 61 centimeters (24 inches) of compacted clay overlain with an 80-mil thick High-Density Polyethylene liner - or approved equivalent. The downstream side of the TSF will be constrained by crushed ore placed in the south end of the HLPs. A geotextile will be placed on the ore to allow drainage from the CLTSF into the ore to enhance consolidation of the tailing during operation and following closure. Excess fluids will be decanted from the surface of the impoundment and pumped back to a tank for re-introduction into the process water stream. Since this impoundment will be constructed in accordance with the IDEQ Cyanide Rules, in may also be used for temporary storage of excess fluids containing cyanide due to precipitation events on the HLP.

The proposed heap-leach facility will be located between the DeLamar and Florida Mountain Area pits. The primary crusher and process facilities will be located just south of the HLPs. Ore will be conveyed from the primary crusher to oxide or non-oxide coarse ore stockpiles accordingly.

WRSFs, along with backfill areas, have been designed for the PFS to contain the waste material mined from the different pit phases. A single WRSF design is planned for the Florida Mountain Area along with a two backfill dumps into the Florida Mountain Area phase 1 and 2 pits. Material from Florida Mountain Area phase 1 will be placed into the primary WRSF. Phase 2 waste material will also be placed into the primary WRSF except for some upper areas of the pit where some waste will be backfilled. Phase 3 waste material is planned to be placed into the backfill dump as available while the remaining waste material will be placed into the Florida Mountain Area WRSF. The total capacity of the WRSF is 32.2 million cubic meters (42.1 million cubic yards). The remaining 23.4 million cubic meters (30.6 million cubic yards) of waste material will be placed into backfill.

Three WRSF designs were created for the DeLamar Area which includes a West WRSF, East WRSF, and a North WRSF. The West and East WRSFs are intended for storage of material from the DeLamar Main phase 1 pit. Both dump designs include a roadway that will be built into the WRSFs to allow haulage through the main pit exits for both DeLamar Main and Sullivan Gulch pits. The East WRSF creates its haulage road through a valley to the south of the deeper Sullivan Gulch phase 2 pit. This road is anticipated to be in place well before the mining of Sullivan Gulch phase 2. The total West DeLamar WRSF total capacity is 5.9 million cubic meters (7.7 million cubic yards). After the roadway is completed, the East WRSF is to be expanded to the south. The total East DeLamar WRSF total capacity will be 50.0 million cubic meters (65.4 million cubic yards).

The North WRSF will be located in a valley to the north of the Main and Sullivan Gulch pits. This will be used for the Main pit phase 2 waste along with Sullivan Gulch pit waste. The designed capacity of the North WRSF is 26.4 million cubic meters (34.5 million cubic yards). As available, additional waste will be placed into the Main phase 1 pit and from the Main phase 2 pit as backfill. Additional backfill material will be placed into the Main phase 2 pit from Sullivan Gulch phase 1 mining.

Other buildings located on or near the process facilities pad include the administration/change building, a substation, assay lab, Merrill-Crowe plant, and water treatment plant.

It is anticipated that there will be several freshwater wells on-site that will provide the requirements of the DeLamar Project. Fresh water will be stored in a fresh/fire water tank that will have reserve storage dedicated for fire protection. The balance of the fresh/fire water volume will be utilized to supply the demands of the process as well as mine dust suppression.

Stormwater from the site will be managed as contact and non-contact stormwater. Non-contact stormwaters are the flows that do not come in contact with ore or mine processing facilities. Non-contact flows will be diverted and conveyed around the sites and directly discharged to existing stream channels. Contact stormwater will be utilized within the process to the greatest extent that allows the process to maintain a neutral balance. If there is excess contact water within the process, the excess will be routed to a water treatment plant. There is an existing water treatment plant at the project site. An allowance has been included for additional water treatment capacity consisting of a plant with solids separation and treatment, as required, to allow for discharge to existing stream channels or re-use in the process system.

Mine site personnel requirements are shown in the table below. This includes administrative, mining, and processing. In addition, there would be approximately 80 additional personnel working on-site during construction.Table 1.6 Mine, Process and Administrative Personnel

	Units	Pre-Prod	Yr_1	Yr_2	Yr_3	Yr_4	Yr_5	Yr_6	Yr_7	Yr_8	Yr_9	Yr_10	Yr_11	Yr_12	Yr_13	Yr_14	Yr_15	Yr_16	Yr_17	Yr_18	Max
Administration	#	24	27	24	24	24	24	24	24	24	24	24	24	17	14	14	14	14	14	-	27
Mining Personnel
Mine General Personnel	#	22	22	22	22	22	22	22	22	22	22	22	22	15	15	15	15	15	11	-	22
Operators	#	60	97	113	117	117	117	117	97	91	91	91	91	60	44	36	32	32	28	-	117
Mechanics	#	30	49	59	59	59	59	59	51	47	47	47	47	31	23	19	15	15	13	-	59
Maintenance	#	25	25	25	25	25	25	25	25	25	25	25	25	15	15	15	15	15	14	-	25
Total Mine Personnel	#	137	193	219	223	223	223	223	195	185	185	185	185	121	97	85	77	77	66	-	223
Process Personnel
Process General Personnel	#	7	7	7	14	14	14	14	14	14	14	14	14	14	14	14	14	14	14	-	14
Operators	#	10	21	21	46	46	46	46	46	46	46	46	46	46	46	46	46	46	46	-	46
Assay Lab	#	6	6	6	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	-	12
Maintenance	#	7	7	7	7	7	7	7	7	7	7	7	7	7	7	7	7	7	7	-	7
Total Process Personnel	#	30	41	41	79	79	79	79	79	79	79	79	79	79	79	79	79	79	79	-	79
Total Project Personnel	#	191	261	284	326	326	326	326	298	288	288	288	288	217	190	178	170	170	159	-	326

Environmental Studies

The review and approval process for the Plan of Operations ("PoO") by the BLM constitutes a federal action under NEPA and BLM regulations. Thus, for the BLM to process the PoO, the BLM is required to comply with the NEPA and prepare either an Environmental Assessment ("EA"), or an Environmental Impact Statement ("EIS"). Based on discussions with the BLM, Integra anticipates an EIS will be required to comply with NEPA.

Integra has contracted qualified third parties to perform environmental adequacy reviews of all available existing environmental baseline reports and data compiled from 1979 through present. Additionally, an EA was approved in 1987 for the DeLamar Silver Mine and an EIS was approved in 1995 for the Stone Cabin Mine by previous operators for the site.

In 2020, Integra conducted a technical adequacy audit of all existing environmental information, and began the collection of surface water hydrology and quality, ground water hydrology and quality, geochemistry, water rights and geotechnical/engineering.

Baseline studies for surface and underground water were initiated in spring of 2020 and ground water studies were initiated in the spring of 2020. Geotechnical investigations for site features commenced in 2021 and geochemical fieldwork and kinetic testing commenced in 2020 and are still in progress.

In 2021, Integra, working closely with the BLM and state agencies, completed the review and approval of the initial environmental baseline work plans. In conjunction with MPO proposed action, baseline studies were updated in 2022 and 2023 to account for revised and new proposed site features. Baseline surveys initiated in accordance with the 2021 plans of study and continued in 2023 with the updated 2023 plans of study where all baseline studies were completed by the end of the 2023 field season in preparation for filing of the MPO. Integra will continue to conduct baseline and additional surveys as required by the BLM and state agencies in 2025.

The entire DeLamar mining district has been studied extensively, both historically and currently; therefore, ensuring scientific integrity of the methodologies and analysis used to collect the data and ultimately a meaningful analysis would be conducted allowing for a reasonable comparative assessment of the alternatives.

Permitting

The MPO is submitted to the BLM for any surface disturbance in excess of five acres (2.02 hectares). The MPO describes the operational procedures for the construction, operation, and closure of the project. As required by the BLM, the MPO includes a waste-rock management plan, quality assurance plan, a storm water plan, a spill prevention plan, reclamation plan, a monitoring plan, and an interim management plan. In addition, a reclamation report with a Reclamation Cost Estimate ("RCE") for the closure of the project is required. The content of the MPO is based on the mine plan design and the data gathered as part of the environmental baseline studies. The MPO includes all mine and processing design information and mining methods. The BLM determines the completeness of the MPO and, when the completeness letter is submitted to the proponent, the NEPA process begins. The RCE is reviewed by BLM and the bond is determined prior to the BLM issuing a decision on the MPO.

In December 2023, the operational and baseline surveys for the DeLamar Project were completed and operations and design for the project were at a level where an MPO could be developed to the necessary level of detail. On December 20, 2023, Integra announced that it had submitted the draft MPO to the BLM. On June 5, 2024, Integra announced that the MPO met the content requirement of the of the United States Code of Federal Regulations Title 43 Subpart 3809 by the BLM and that Integra had been notified by the BLM that it may proceed with the NEPA process.

Capital and Operating Costs

Table 1.7 summarizes the estimated capital costs for the DeLamar Project. The life of mine ("LOM") total capital cost is estimated as $589.5 million, including $307.6 million in preproduction capital (including working capital and reclamation bond) and $281.8 million for expansion and sustaining capital. Sustaining capital includes $30.8 million in reclamation costs. The estimated capital costs are inclusive of sales tax, engineering, procurement, and construction management ("EPCM") and contingency.

Table 1.8 shows the estimated LOM operating costs for the project. Operating costs are estimated to be $12.93 per tonne processed for the LOM. This includes mining costs, which are estimated to be $1.90 per tonne mined. The total cash cost is estimated to be $923 per ounce of gold equivalent and site level all-in sustaining costs are estimated to be $955 per ounce of gold equivalent.

Table 1.7 Capital Cost Summary

Notes:

1. Capital costs include contingency and EPCM costs.

2. Mining equipment includes cost of Railveyor.

3. Major mining equipment assumes financing by equipment vendor with 10% down; principal payments included under sustaining capital column and interest payments included in operating costs.

4. Sustaining capital shown in this table includes expansion capital (non-oxide plant) and principal payment of mining equipment leases (see note 3 above).

5. Working capital is returned in year 17.

6. Cash deposit = 20% of bonding requirement. Released once reclamation is completed.

7. Salvage value for mining equipment and plant.

Table 1.8 Operating and Total Cost Summary

Notes:

1. By-Product costs are shown as US dollars per gold ounces sold with silver as a credit; and

2. Co-Product costs are shown as US dollars per gold equivalent ounce.

Economic Analysis

Economic highlights of the PFS for the DeLamar Project include:

  Initial construction period is anticipated to be 18 months;

  After-tax net present value ("NPV") (5%) of $407.8 million with a 27% after-tax internal rate of return ("IRR") using $1,700 and $21.50 per ounce gold and silver prices, respectively;

  After-tax payback period of 3.34 years;

  Year 1 to 8 gold equivalent average production of 163,000 ounces (average 121,000 oz Au/year and 3,312,000 oz Ag/year);

  Year 1 to 16 gold equivalent average production of 110,000 ounces (average 71,000 oz Au/year and 3,085,000 oz Ag/year).

  After-tax LOM cumulative cash flow of $689.3 million; and

  Average annual after-tax free cash flow of $59.8 million during production.

Exploration, Development and Production

One of the Company's strategic goals is to advance and de-risk the DeLamar Project at a crucial time when  accelerated regulatory permitting and development initiatives are being established in the U.S. at the federal and state levels.

The Company expects to submit its revised MPO by March 31, 2025 and anticipates advancing to the NEPA process before the end of the year.

The Company expects to publish the results of a feasibility study for the DeLamar Project in mid-2025. The feasibility study contemplates an open-pit heap leach operation and will incorporate stockpile material that was included in the 2023 update to mineral reserves and resources at DeLamar Project.

NEVADA NORTH PROJECT

The scientific and technical information contained in this AIF relating to the Nevada North Project is supported by the technical report regarding the Nevada North Project prepared for the Company and entitled "NI 43-101 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, USA" dated July 30, 2023 (with an effective date of June 28, 2023) (the "Nevada North Report") prepared by William J. Lewis, P.Geo., Richard Gowans, P.Eng., Christopher Jacobs, CEng, MIMMM, Andrew Hanson, P.E., Deepak Malhotra, Ph.D. and Ralston Pedersen, P.E., who are each a "qualified person" and independent" of the Company within the meaning of NI 43-101. Reference should be made to the full text of the Nevada North Report, which is available under Integra's SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.

Where appropriate, certain information contained in this AIF updates information derived from the Nevada North Report. Any updates to the technical information derived from the Nevada North Report and any other technical information contained in this AIF was prepared by or under the supervision of Raphael Dutaut (Ph.D., P.Geo, OGQ Membership 1301), the Company's Vice President Geology and Mining, and a qualified person within the meaning of NI 43-101.

The Nevada North Report is not and shall not be deemed to be incorporated by reference in this AIF.

Project Description, Location and Access

The Wildcat and Mountain View deposits (collectively, the "Nevada North Project") comprise certain patented and unpatented lode claims located in northern Nevada, United States of America. Both deposits are northeast of Reno, which is the nearest large city. The Wildcat deposit is located in Pershing County and the Mountain View deposit is located in Washoe County. The two deposits are located approximately 40 miles (65 km) from one another and Integra plans to combine the two deposits and operate them sequentially as one continuous project.

Wildcat

The Wildcat deposit is located on the northeastern portion of the Seven Troughs Range, about 35 miles northwest of the town of Lovelock in Pershing County, Nevada. The Wildcat deposit is accessible from the city of Reno, Nevada, via both paved and dirt roads. Access is primarily via Intestate 80 to the town of Lovelock, at approximately 91 miles from Reno. State Route 398 from Lovelock is followed (1 mile) to the intersection with State Route 399. After 12 miles, Route 399 reaches the intersection with a good-condition dirt road, which runs to the northwest. After approximately 15.6 miles, there is an intersection with a dirt road, in regular driving condition. The Wildcat deposit is located 4.7 miles after the intersection of this dirt road.

The deposit is located in all or portions of: sections 32-36, T32N, R29E; sections 1 and 12 of T31N, R28E; sections 1-36 of T31N, R29E; and sections 4 and 5 of T30N, R29E, Mount Diablo Baseline and Meridian. The latitude and longitude of the Wildcat deposit are 40.5425° N, 118.7550° W and the Wildcat deposit is at an elevation of approximately 6,299 ft.

The Wildcat deposit consists of 4 patented (the "Fee Tracts") and 916 unpatented lode claims. The total area is 17,612 acres. The claims are on publicly owned lands administered by the BLM. All of the claims are located in Pershing County in northwest-north-central Nevada. Micon International Limited ("Micon"), who was retained by Integra to assist with and prepare the Nevada North Report, noted that the maintenance fee of US$183,200 has been paid, and the federal fee requirements were met for each of the claims for the assessment year ending on August 31, 2025.

According to federal and state regulations, the lode claims are renewed annually. In order to keep the claims current, a 'Notice of Intent to Hold' and payments are filed with the BLM and the counties. Tenure is unlimited, as long as filing payments are made each year.

The mineral claims comprising the Nevada North Project were originally purchased from Clover Nevada Limited Liability Company ("Clover Nevada") a subsidiary of Waterton Precious Metals Fund II Cayman, LP ("Waterton"). On April 29, 2021 all rights were assigned to Millennial NV Limited Liability Company ("Millennial NV").

The Wildcat mineral claims are currently owned 100% by Millennial NV, which is a subsidiary of Integra.

According to certain title opinions, the following royalties apply to the Wildcat deposit:

  Clover Nevada reserved a NSR (the "Clover Royalty"), payable by Millennial NV and its successors, applicable to any sale of gold (and only gold) from the Original Properties (see Nevada North Report). The amount of the Clover Royalty is 0.5%. The Clover Royalty runs with the Original Properties (which includes the Mountain View deposit) and covers any amendments, relocations, replacements, modifications or conversions of the Original Properties.
  1.0% NSR on the SS claims. This royalty is held of record by RG Royalties, LLC.
  Scaled royalty (0.0% to 2.0%) on the Fee Tracts. The royalty is held of record by RG Royalties, LLC.
  0.4% NSR on Tag #15 through Tag #18 claims. This royalty is held by Raymond Wittkopp.
  US$500,000 production payment on the SS claims and the Tag and Easter claims (as defined in the Nevada North Report). This royalty is held by Monex Explorations.

On June 21, 2023, Integra announced that it had received notice from Royalty Consolidation Company, Limited Liability Company, a private company controlled by Waterton of the sale of 100% of its existing royalty interests in the Nevada projects (including the Nevada North Project) to a wholly owned subsidiary of Franco-Nevada Corporation ("Franco-Nevada"). The transaction closed on June 15, 2023. No new royalties on the Nevada projects (including the Nevada North Project) were granted as part of the transaction between Waterton and Franco-Nevada and no net proceeds from the sale will be recognized by Integra.

Mountain View

The Mountain View deposit is located in northwest Nevada, United States of America, near the Granite Range, at a latitude and longitude of 40.8314° N and 119.5027° W and at an approximate elevation of 5,000 ft. The Mountain View deposit is easily accessed from Reno, via 124 miles of paved routes and 2.8 miles of good condition dirt roads. Access is primarily via Intestate Highway 80 up to the intersection with paved state route 447, located 33 miles east of Reno. State route 477 runs north for 75 miles, to the town of Gerlach. At Gerlach, State Route 447 turns to the northeast and at 17.6 miles, once the Granite Mountain Reservoir (formerly the Squaw Valley Reservoir) is reached, there is a junction with a dirt road that runs to the northwest. This dirt road is generally in good driving condition up to the Mountain View deposit, which is located at 2.8 miles from the intersection with the paved route.

The Mountain View deposit lies approximately 15 miles northwest of Gerlach, Nevada in Washoe County. The Mountain View deposit straddles the boundary between the Squaw Valley and Banjo topographic quadrangles.

The Mountain View deposit currently consists of 284 unpatented lode claims with a total area of approximately 5,476 acres. Millennial NV has provided Micon with copies of the mining claim maintenance fee filings, affidavits and notices of intent to hold mining claims, as filed with the BLM. The applicable author of the Nevada North Report noted that the maintenance fee of US$56,800 was paid, and that the federal fee requirements were met for each of the claims for the assessment year ending on August 31, 2025.

According to federal and state regulations, the lode claims are renewed annually. In order to keep the claims current, a 'Notice of Intent to Hold' and payments are filed with the BLM and the counties. Tenure is unlimited as long as filing payments are made each year. The land on which the claims are located is administered by the BLM.

The mineral claims were originally purchased from Clover Nevada a subsidiary of Waterton. On April 29, 2021, all rights were assigned to Millennial NV, a subsidiary of Integra.

The ownership of the claims listed in the fee filings is in the name of Millennial NV and Leslie Wittkopp. Currently Millennial NV owns 100% interest in the Mountain View deposit.

In a lease/option agreement dated June 30, 2000 (the "Wittkopp Lease"), the vendor leased all interest in the Mountain View, Jack (except Jack 67A and Jack 77R) and the Harlan claims to Franco-Nevada. The initial term was for 10 years, with five additional 10-year terms, expiring on June 30, 2060. The Wittkopp Lease requires that the lessee pay a NSR of 1.0% on minerals produced from the Harlan and the Jack claims and an NSR of 0.1% on minerals produced from the Mountain View claims. The Wittkopp Lease grants the lessee a preferential purchase right if the Wittkopp's wish to sell or otherwise transfer the Wittkopp Lease royalty (except in the case of the death of Mr. or Mrs. Wittkopp).

The Wittkopp Lease contains an area of interest provision, such that any new mining claims staked by the lessee or lessor within one-half mile of the initial leased claims are subject to the lease agreement, including the NSR at a rate of 1.0.%. However, there is no specific provision for a claim partly inside and partly outside the specified area.

In addition to any royalties noted above, according to certain title opinions, the following royalties apply to the Mountain View deposit:

  1.0% NSR on the Jack Claims. This royalty is held of record by Franco-Nevada.
  1.5% NSR held by Triple Flag.
  Clover Nevada reserved an NSR, payable by Millennial NV and its successors, applicable to any sale of gold (and only gold) from the Original Claims (see Nevada North Report). The amount of the Clover Nevada royalty is 0.05%, not subject to proportionate reduction as to production from the Mountain View Claims and 0.5%, not subject to proportionate reduction, as to production from the Jack Claims, the Harlan Claims and the Rich Claims held of record by RG Royalties, LLC.

History

Wildcat

The history of the property and district has been taken directly from internal documents belonging to a prior property-holder, Lac Minerals (USA) Limited Liability Company ("Lac Minerals"). Mining began in the early 1900's and concentrated on epithermal quartz veins hosted within Cretaceous granodiorite. Production was small but high-grade, at less than 100,000 short tons with a grade in excess of one ounce per short ton (oz/st) gold. The patented claims on the Wildcat deposit were located in 1906 and 1907 and patented in May, 1912 by the Seven Troughs Monarch Mines Company. Surface cuts were taken on three main surface veins: Hero, Hillside and Wildcat. An 1,800 foot ("ft") tunnel was completed in 1912 to intersect these veins at the 300 ft to 400 ft level. The veins were reported barren, but were wider than projected (Tullar, 1992).

Monex Explorations ("Monex") purchased five unpatented lode claims around 1980 and worked the Tag mine intermittently. Homestake Mining Company ("Homestake") took an interest in the hydrothermally altered volcanic cap northwest of the Wildcat mine area in 1982 and drilled three core holes in 1983. Based on these holes Homestake retained an interest in the property between 1984 and 1990.

Touchstone Resources Company Inc. ("Touchstone"), an exploration subsidiary of Cornucopia Resources Ltd., leased the property from Homestake in 1983. Touchstone completed a 30-hole, 6,260 ft program of reverse circulation drilling in 1984. Although Touchstone reportedly developed an "inferred reserve" of 21 million short tons grading 0.021 oz/st gold at a 1.1:1 stripping ratio (Tullar, 1992), Touchstone dropped the property in 1985. Homestake drilled one 400 ft core hole to cover the 1986/1987 assessment requirement. Kincaid Exploration and Mining Co. II ("Kemco") optioned the claims in 1987 and completed a 35-hole, 6,150 ft reverse circulation drilling program in the same year. Kemco dropped the property in 1988, when the Star Valley Resources/Pactolus Corporation optioned the Homestake ground, along with the Monex ground. During 1989, the Star Valley Resource/Pactolus Corporation partnership completed 12 reverse circulation drill holes totalling 3,280 ft. The partnership dropped its interest in 1989. Homestake sold its interest in the property to Monex in 1990 but retained an underlying NSR interest. Amax optioned the property in 1991 and completed a single 500 ft reverse circulation drill hole.

Lac Minerals acquired the Wildcat deposit in 1992 and conducted a significant amount of exploration mapping, sampling, geophysics and the majority of the drilling on the property. In the process, it identified a large, low-grade gold resource. Sagebrush Exploration worked on the property during the period of 1996-1998 and completed some reverse circulation drilling on the property.

Mountain View

The Mountain View deposit is located in the Deephole mining district and includes the old Mountain View mine, located approximately 8,000 ft north of the Severance zone. The Mountain View vein zone averaged about 15 ft in width and cut PermoTriassic metasediments near the contact with the Granite Range batholith. The mine was originally explored from underground by the Anaconda Company in 1938, under option from the original claimants. However, no commercial mineralization was defined.

From 1939 to 1941, the Burm-Ball Co. optioned the property and produced some gold ore from a winze sunk from the main (lower) adit level. Production was said to be 1,480 ounces of gold, 6,668 oz of silver, 11,000 pounds (lbs) of copper and 6,400 lbs of lead, mostly prior to 1940 (WGM, 1997). This production was followed by intermittent unsuccessful attempts to rework the mine, most recently in 1961 and 1962.

There was little exploration or mining activity from 1940 until 1984, when the Mountain View area became the focus of a significant amount of exploration effort. The property was staked or re-staked in 1979 and there was visible activity at the time of a field examination in 1984 by NBMG staff geologists.

Rejuvenated exploration began with St. Joe in 1984 in the vicinity of the Mountain View mine and was followed by programs from US Borax in 1986, N.A. Degerstrom Inc. from 1988 to 1990, Westgold in 1989, Canyon Resources Corp. ("Canyon") from 1992 to 1994, Homestake from 1995 to 1996 and, finally, Franco-Nevada in 2000 and 2001.

In 1992, the Severance zone was discovered by Canyon in drill hole MV92-6, which intersected 400 ft of 0.017 oz/t gold. Canyon was in a joint venture with Independence Mining at that time and went on to acquire 100% ownership in 1995. Subsequently, Homestake entered into a joint venture agreement with Canyon, with Homestake as operator.

Geological Setting, Mineralization and Deposit Types

The Wildcat and Mountain View deposits both lie within the Great Basin, a region and geologic province within the North American Cordillera. The Great Basin is bounded by the Colorado Plateau on the east, Sierra Nevada on the west, Snake River Plain on the north, Garlock fault and Mojave block on the south, and is approximately 600 km by 600 km in size. The majority of the Great Basin is occupied by the state of Nevada (Dickinson, 2006). The evolution of geology in the Great Basin spans from the Archean to present and is detailed by Dickinson (2006).

The present-day surface geology of northwest Nevada, where both the Wildcat and Mountain View deposits are located, is at the intersection of two geologic domains, defined by John (2001) as, 1) the Western andesite assemblage, commonly referred to as the Walker Lane, and 2) the Bimodal basalt-rhyolite assemblage. Underlying these Western andesite assemblage and Bimodal basalt-rhyolite assemblage are Cretaceous granodiorites, Triassic sedimentary rocks, and Paleozoic metavolcanic rocks.

Rocks within the Western andesite assemblage are interpreted to have a tectonic setting related to subduction along the continental margin arc, have a high magmatic oxidation state, and are typified by andesite-dacite, minor rhyolite, and rare basalt. Gold deposits found in the Western andesite assemblage include the Comstock Lode, Goldfield and Tonopah.

The Bimodal basalt-rhyolite assemblage, the host assemblage of the Wildcat and Mountain View deposits, differs from the Western andesite assemblage in that these rocks are tectonically related to continental rifting, have a low magmatic oxidation state, and the most common rock types are basalt-mafic andesite and rhyolite with minor trachydacite. Aside from Wildcat and Mountain View, other gold deposits found within the Bimodal basalt-rhyolite assemblage are Fire Creek, Sleeper, Midas, Florida Canyon, and Hog Ranch. Located in northwestern Nevada, where the Walker Lane (Western andesite assemblage) and Bimodal basalt-rhyolite assemblages intersect, the project areas around Wildcat and Mountain View are clearly in a favourable geologic terrain for the formation of economic gold deposits.

The Wildcat and Mountain View deposits are both low-sulphidation (quartz-calcite-adularia-illite) epithermal gold deposits within the Biomodal basalt-rhyolite assemblage in the northwestern Great Basin.

Wildcat

The Wildcat deposit lies in the Seven Troughs Range, which is underlain by Triassic and Jurassic sedimentary rocks and has been intruded by Cretaceous granodiorite. Cenozoic igneous activity emplaced andesite, diorite, trachyte, trachyandesite, rhyolite and basalt domes and plugs. Cenozoic flows, pyroclastic debris, and vitrophyres of rhyolitic, trachytic and andesitic composition blanket much of the area, and these are broadly related to at least four intrusive events that are mappable on the surface at the Wildcat deposit. Post-mineral and Late Cenozoic conglomerates, basalt plugs and flows, tuffs, and Quaternary alluvium mask much of the area.

Deformation in the property area is varied and locally intense. Previous workers interpreted the presence of low-angle normal faults. High-angle normal faults at the deposit and along the range front are interpreted to be related to Basin and Range faulting and regional extension. The relationship between these is uncertain, though the low angle faults have both controlled mineralization and post-dated mineralization.

Cataclastic deformation has been described in the granodiorite and probably played a role in controlling the mineralization.

Precious metal mineralization at the Wildcat deposit occurs with low-temperature silica, chalcedony and pyrite and can be best-described as epithermal precious metal mineralization. The entire known deposit has a footprint approximately 1,500 meters ("m") long, 1,500 m wide and 150 m deep, with some areas containing significantly higher gold mineralization than others. Principal controls on the mineralization are lithologic, high-angle faults, and the contact between the granodiorite and lapilli tuff breccia.

Precious metal mineralization is identified in two lithologies at Wildcat, the granodiorite and lapilli tuff breccia. Mineralization in the granodiorite is typically limited to discontinuous quartz veins that strike north-northeast, dip steeply (70° to 80°), display localized and intense acid-bleaching (kaolinization) in the adjacent host rock, and appear to occupy a set of faults shown to predate the bulk of magmatic-hydrothermal activity in the district. Typically, these veins range in thickness from 10 cm to 2.5 m.

Mountain View

The geology around the Mountain View deposit consists of Miocene volcanic and volcaniclastic sedimentary rocks, greenschist facies, Jurassic rocks, and a large granodiorite (99.9 Ma) intrusion just to the east of the deposit.

Mapping shows that the western portion of the property area consists of Quaternary alluvium and Miocene rocks, including mafic tuffs, rhyolite tuffs and flows, volcaniclastic sediments and basalts. At the range front, Miocene rocks are in the hanging wall of a structural contact with Cretaceous and Jurassic rocks. The normal range front fault on the western edge of the Granite range runs northwest-southeast, dips steeply southwest, and is has geometry consistent with broader Basin and Range faulting in northwestern Nevada.

Since the late 1980s two mineralized zones, Severance and Buffalo Hills, have been the target of exploration at Mountain View. The Nevada North Report focuses on the Severance area, as that is where drilling during 2021 and 2022 was completed. The Buffalo Hills mineralized zone is not the subject of the Nevada North Report.

The Severance zone is hosted in the Severance Rhyolite (15.4 Ma). The deposit is located in the hanging wall of the northwest-striking southwest-dipping range-bounding fault on the western side of the Granite range. Juxtaposed to the zone, in the footwall side of this fault, is Cretaceous granodiorite. In only a couple of instances, the Severance rhyolite outcrops along the range front and drilling evidence suggests it occupies an area approximately 3,200 ft long and 1,000 ft wide. Much of the Severance zone is overlain by 500 ft to 700 ft of Quaternary alluvial cover.

A second body of rhyolite (Cañon Rhyolite) crops out near the Squaw Valley reservoir and is interpreted to extend to the northeast toward the Buffalo Hills zone, located approximately 5,000 ft to the west-northwest of Severance. The Cañon and Severance rhyolites are likely the same unit.

Structure on the property is dominated by northwest and northeast trending faults and fracture sets, though a number of north-south lineaments have been identified from aerial photographs. Major dip-slip offsets occur along the range-front fault system and these are, in turn, offset by the northeast trending structures. The latest movement on the range front fault system is interpreted to offset recent alluvium (Homestake, 1996).

The mineralized zone at the Mountain View deposit has a roughly tabular shape, striking towards the northwest and dipping steeply to the southwest. The mineralization occurs beneath unconsolidated alluvium, between approximately 400 ft and 1,000 ft below surface. Two different styles of epithermal gold mineralization are recognized as occurring on the deposit:

  Sheeted quartz veins within Permo-Triassic units at the old Mountain View mine.

  Multi-stage hydrothermal breccias and veins cutting Cenozoic rhyolites at the Severance zone area.

Both styles of mineralization are interpreted to be the same age and are products of the same mineralizing event. Potassium-argon dating indicates that the age of mineralization is approximately 14 Ma to 15 Ma.

Both types of mineralization are geochemically similar, with high arsenic, mercury and antimony levels, low base metal levels, and high silver to gold ratios of approximately 7:1. Petrographic and microprobe work by Homestake on high-grade gold samples from the Severance deposit has identified abundant silver selenides and coarse grains of electrum.

The high-grade zones at the Severance zone occur along northwest and east-northeast trending structures.

Low sulphidation epithermal mineralization at the Severance zone has been interpreted as a somewhat planar zone of low to moderate grade gold mineralization, hosted primarily by the Severance Rhyolite. The zone has a roughly tabular shape striking toward the northwest and dipping steeply toward the southwest, roughly parallel with the interpreted orientation of the range-front fault. The mineralization occurs beneath the unconsolidated alluvium at the top of bedrock. Several small high-grade zones are interpreted as being strongly structurally controlled and are completely encompassed by lower grade mineralization. They are interpreted to have generally northwest trending and northeast trending cross-cutting orientations.

Exploration

Millennial, prior to the acquisition by Integra, undertook a mapping and surface sampling program at Wildcat during the 2021 and 2022 field seasons. The aim of this program was to identify areas of interest for additional exploration drilling and to gain a broader understanding of the mineral potential of Wildcat. In addition to trying to collect high-grade samples, Millennial sampled each mapped lithology on the property, thus gaining a comprehensive and representative understanding of which lithologies and areas have the best potential for hosting potentially economic gold mineralization.

A field mapping program of the lithology, alteration and geological structures was carried out by Millennial at Wildcat. Field mapping covered the entire Wildcat deposit area, but particular attention was given to the main Wildcat deposit area. Results of the mapping and exploration campaigns indicated that there is good potential for additional mineralization beyond of the areas covered by the PEA discussed in the Nevada North Report.

Neither Millennial nor Integra has undertaken any surface exploration at Mountain View.

Drilling

Wildcat

In May 2024, Integra initiated a drilling program (10 holes for ~1,940m). This program consists of exploration, development, and metallurgical drill holes. The program was completed at the end of August 2024 and the results were announced in a news release dated December 12,2024. Drilling results will strategically inform the next phase of studies refining project development and supporting future mine permitting efforts. Integra issued an exploration update news release dated December 12, 2024 with key findings:

  Infill drilling within the 2023 PEA pit shell confirmed oxide gold continuity. Piezometer installations in key drill holes confirmed that the pit is expected to remain dry, simplifying permitting and operational.

  The exploration drilling outside of the PEA pit shell confirmed intense alteration and brecciation, reinforcing the potential for a high-grade breccia feeder system. Hole WCCD-0016 intercepted 213.8m of 0.25 g/t non-oxide Au, with strong hydrothermal brecciation and quartz veining, while WCCD-0015 intersected lake sediments beneath post-mineralization basalts, suggesting proximity to a targeted diatreme and hits 12.2m of 0.22 g/t non-oxide Au.

Drill hole material was shipped to both metallurgical and geotechnical laboratories for further testing.

Thorough QA/QC protocols were followed including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples were submitted directly to AAL for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

In 2022, Millennial completed a 12-hole drill program on the Wildcat deposit, totaling 1,297.99 m.

Historical drilling provided ample evidence for a gold deposit at Wildcat and, thus the 2022 drill holes were designed to primarily collect metallurgical and geotechnical information. Each hole drilled in 2022 intersected mineralization within the planned oxide open pit. Holes WCCD-0005, WCCD-0010 and WCCD-0012, intersected mineralization outside the previous 2020 mineral resource pit shell, suggesting there is additional mineralization that can be added to the resource at Wildcat and that further exploration is warranted.

Mountain View

Drilling at Mountain View was last completed in 2021-2022 and consisted of 32 drill holes, totaling 8,107.6 m. Two of the holes, MVRC-0001 and MVRC-0002 were drilled using reverse circulation. These holes were drilled with an RC685 drill rig. Twenty-five of the holes drilled at Mountain View were diamond bit core holes that were all collared using a PQ hole diameter. One hole, MVCD-0015 had to be reduced twice in size while drilling, from PQ to HQ and from HQ to NQ, due to difficult drilling conditions. Five holes (MVCD-0001A, 0011, 0012, 0013 and 0014) were collared with reverse circulation drilling and then transitioned to PQ diamond core drilling closer to the interpreted location of the mineralization. Core holes were drilled with CT14 and CT20 drill rigs.

Throughout the program, drilling conditions were difficult, and nine holes were lost.

Historical drilling provided ample evidence for a gold deposit at Mountain View, and holes for the Millennial drilling campaign were designed primarily to collect metallurgical and geotechnical information, while focusing on minimal environmental disturbance. The program was designed to confirm continuity of the mineralization in a number of areas within the deposit.

Over 50% of the holes drilled at Mountain View in 2021 and 2022 intersected mineralization, suggesting that the mineralization is fairly continuous. Some drill holes intersected economic gold grades outside the area of the pit designed for the PEA and this tends to reinforce the hypothesis that there are areas with the potential to host additional economic mineralization at Mountain View.

Sampling, Analysis and Data Verification

Sample handling and security procedures were managed by Millennial personnel. These procedures are described below:

Following extraction from the core tube, diamond drill core is placed in wax-impregnated core boxes with depths marked by wooden marking blocks. The boxes were labelled with the drill hole number, the box number, and the depth interval, then lidded and stacked. Boxes were picked up on a regular basis and delivered to the core logging facilities. Wildcat samples were delivered to the core logging facility in Lovelock (Nevada) and Mountain View samples were delivered to a core logging facility in Gerlach (Nevada).

At the core logging facility, drill core is marked with footage depths and recovery and rock quality are measured and recorded using MX Deposit database. Geological logs (Lithology, Alteration, Oxidations, Structures) and sample intervals are marked with aluminum tags and unique sample identification numbers, and input into MX Deposit as well. Drill core was then photographed and sent to the core cutting facility. Millennial core cutters half cut the drill core using a Corewise Automatic Core Saw. Half the core is placed back in the core box and the other half is placed in a sample bag, labelled with the corresponding sample identification number. Boxes of half cut core are palleted and moved to core storage. Sample bags are moved to a staging area for dispatch to AAL.

During staging for dispatch, standard and blank samples are inserted into the sample sequence for quality assurance and quality control ("QA/QC"). Bagged samples are then placed in rice bags in groups of five to ten samples, depending on weight. Rice bags are labelled with a unique shipment ID and sequential numbering. A sample list and sample submittal form are inserted into the first bag for each shipment. All samples were delivered to AAL by Millennial staff. Chain of custody forms are signed by Millennial and AAL staff.

Samples are dried and crushed to a size of -6 mesh and then roll-crushed to -10 mesh. Two-kilogram ("kg") splits of the mesh materials are pulverized to 95% passing -150 mesh. 30-gram aliquots are then analyzed for gold by fire-assay fusion with an inductivity coupled plasma analytical method ("ICP") finish. Silver and 38 major, minor and trace elements are determined by ICP and inductively coupled plasma mass spectrometry ("ICP-MS"), following a 5-acid digestion of 0.50-gram aliquots. Samples that assay greater than 10 g Au/t are re-analyzed by fire-assay fusion of 30-gm aliquots with a gravimetric finish. Samples with greater than 100 g Ag/t are also re-analyzed by fire-assay fusion with a gravimetric finish.

The following summarizes the 2022 QA/QC program for samples from Wildcat and Mountain View:

Calibration and repeatability of measurements are monitored by the use of CRMs. This part of the QA/QC program allows for verification of the proper calibration of the laboratory analytical equipment (AA, ICP or ICP-MS), the possible analytical drift of equipment, and the accuracy and precision of the measurements. It assists in the detection of any potential systematic errors and identifies the need for implementation of corrective actions.

Contamination during preparation is monitored by the routine insertion of coarse barren material (a "blank"), that goes through the same sample preparation and analytical procedures as the core samples. Elevated values for blanks may indicate sources of contamination in the fire assay procedure or sample solution carry-over during instrumental finish. The blank samples used at both Wildcat and Mountain View were white pebbles or coarse marble chips purchased from a hardware store.

Sample variability and representativeness of the sampling is assessed using duplicate samples. The duplicate samples are prepared by the laboratory after the crushing of original samples. The duplicates assay informs on the repeatability of the grade, providing useful information on the nugget effect and sampling error related to the homogeneity present in the samples.

During applicable site visits, Mr. Lewis focused his inspection on the verification of drilling methodology and procedures, drill logging and sampling procedures and the QA/QC procedures. Logging procedures and sampling of the core were discussed along with the insertion of standards, blanks and duplicate samples. A number of samples from the Nevada North Project were chosen for independent re-assaying, under Micon's control.

Mineral Processing and Metallurgical Testing

Historical metallurgical testwork has been undertaken on both the Wildcat and Mountain View deposits and Millennial, prior to its acquisition by Integra, undertook further testwork, summarized below.

Wildcat

The composite samples selected by Millennial to represent typical oxide mineralization within the Wildcat mineral resources were amenable to heap leaching. Column leach tests suggest that gold extractions of around 60% to 80% could be achieved for the predominant mineralization-type (oxide rhyolite volcaniclastic) under typical design conditions. Gold recoveries of about 50% from oxide granodiorite were achieved from column leach tests. Corresponding silver extractions of between 20% to 30% would be expected from oxide mineralization. Column test results using sulphide mineralization suggested that this material was not amenable to heap leaching.

Bottle roll tests with both coarse and fine material indicated a significant negative relationship between gold recovery and sulphur content, with a steep drop off of gold extraction with sulphide sulphur assays higher than 0.3%. Silver recoveries also tended to reduce with higher sulphur.

Bottle roll cyanide and lime requirements for oxide rhyolite volcaniclastic samples tested were reasonable, typically about 0.2 kg NaCN /t and 1.4 kg lime /t. However, reagent requirements for the oxide granodiorite samples were significantly higher. Corresponding cyanide consumptions for the column tests were 3 to 5 times higher, primarily due to long extended leaching times.

Hydraulic conductivity testing showed that permeability was high for the P80 9.5 mm oxidized rhyolitic vocaniclastic samples (4832-002 and 003), although it was lower for 4832-001, the oxidized granodiorite composite. This result suggests that oxidized granodiorite may require cement agglomeration or blending with high permeability material.

During the column tests there was very little slumping (typically less than 1%) and there were no issues with solution channelling or fines migration during leaching.

Wildcat samples were classified as "very soft" in terms of crusher work index and "moderate to very abrasive" based on the Bond abrasion index tests.

Mountain View

The Mountain View composite samples selected by Millennial to represent typical oxide mineralization within the mineral resources were amenable to heap leaching. Column leach tests suggest that high gold extractions (>90%) could be achieved under typical design conditions. Corresponding silver extractions of around 20% would be expected.

Bottle roll and column leach tests on transition mineralization, which would be found at the deposit oxide-sulphide boundaries, suggest that gold extraction from this material will be about 30% lower than gold extraction from oxide mineralization.

Bottle roll cyanide and lime requirements for all samples tested were reasonable, averaging 0.2 kg NaCN/t and 1.82 kg lime/t for the P80 75 µm tests. Cyanide consumptions for the column tests were relatively high (up to 2.14 kg NaCN/t), primarily due to long extended leaching times.

Hydraulic conductivity testing showed that permeability was high for all the P80 19 mm oxide samples.

During the column tests, there was very little slumping (typically less than 1%) and there were no issues with solution channeling or fines migration during leaching.

Mountain View samples were classified as "very soft" in terms of crusher work index and "moderately abrasive to abrasive" based on the Bond abrasion index tests.

Preliminary flotation tests on four transition and sulphide variability samples gave gold recoveries between 59% and 78%.

Mineral Resource Estimate

Wildcat

William Lewis P. Geo, of Micon has classified the Wildcat deposit mineral resource estimate as Indicated and Inferred Mineral Resources, based on data density, search ellipse criteria and interpolation parameters. The resource estimate is considered to be a reasonable representation of the mineral resources of the Wildcat deposit, based on the currently available data and geological knowledge. The effective date of the mineral resource estimate is June 28, 2023. Table 1.8 displays the results of the mineral resource estimate at a 0.15 g/t Au cut-off grade for the Wildcat deposit.

Table 1.8 Wildcat Deposit June 28, 2023, Mineral Resource Estimate Statement

Notes:

1. Effective date of the mineral resource estimate is June 28, 2023.

2. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3. William J. Lewis, P.Geo., of Micon has reviewed and verified the mineral resource estimate for the Wildcat deposit. Mr. Lewis is an independent "qualified person", as defined in NI 43-101.

4. The estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$2.4/t, processing cost of US$3.7/t, G&A costs of US$0.5/t, and metallurgical gold recoveries varying from 73.0% to 52.0% and silver recoveries of 18%. The gold equivalent figures in the resource estimate are calculated using the formula (g/t Au + (g/t Ag ÷ 77.7)).

5. An average bulk density of 2.6 g/cm3 was assigned to all mineralized rock types.

6. The inverse distance cubed interpolation was used with a parent block size of 15.24 m x 15.24 m x 9.144 m.

7. Rounding as required by reporting guidelines may result in minor apparent discrepancies between tonnes, grades, and contained metal content.

8. The estimate of mineral resources may be materially affected by geological, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

9. Neither Integra nor Mr. Lewis is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than any information already disclosed in the Nevada North Report.

 Mountain View

William Lewis P. Geo, of Micon has classified the Mountain View deposit mineral resource estimate as indicated and inferred mineral resources, based on data density, search ellipse criteria and interpolation parameters. The resource estimate is considered to be a reasonable representation of the mineral resources of the Mountain View deposit, based on the currently available data and geological knowledge. The effective date of the mineral resource estimate is June 28, 2023. Table 1.9 displays the results of the mineral resource estimate at a 0.15 g/t Au cut-off grade for the Mountain View deposit.

Table 1.9 Mountain View Deposit June 28, 2023, Mineral Resource Estimate Statement

Notes:

1. Effective date of the mineral resource estimate is June 28, 2023.

2. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3. William J. Lewis, P.Geo., of Micon has reviewed and verified the mineral resource estimate for the Mountain View deposit. Mr. Lewis is an independent "qualified person", as defined in NI 43-101.

4. The estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$1.67/t to US$2.27/t, processing cost of US$3.1/t, G&A costs of US$0.4/t, and metallurgical gold recoveries varying from 30.0% to 86.0% with a silver recovery of 20%. Gold equivalent in the Resource Estimate is calculated using the formula (g/t Au + (g/t Ag ÷ 77.7)).

5. An average bulk density of 2.6 g/cm3 was assigned to all mineralized rock types.

6. Inverse distance cubed interpolation was used with a parent block size of 7.62 m x 7.62 m x 6.10 m.

7. Rounding as required by reporting guidelines may result in minor apparent discrepancies between tonnes, grades, and contained metal content.

8. The estimate of mineral resources may be materially affected by geological, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

9. Neither Integra nor Mr. Lewis is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than any information already disclosed in the Nevada North Report.

Mining Operations

Economic pit limit analysis for the Nevada North Project was carried out using the Lerchs-Grossmann algorithm, incorporating economic and geometrical parameters provided for the Nevada North Project. Various mining and processing scenarios based on different throughput rates were examined.

Pit Optimization Parameters

Technical and economic parameters were established for each scenario, including mining costs, process costs, G&A costs, dilution and metallurgical recoveries.

All throughput scenarios assumed mine operating costs comparable to similar projects in Nevada. The mining cost was further refined using the mine schedule to reflect specific operational requirements.

For all scenarios, leaching is assumed to be conducted in a valley for the Wildcat deposit and adjacent to the pit for the Mountain View deposit. A conveyor is included in the Wildcat scenario to transport crushed ore from the crusher to the leach pad.

Process costs were initially estimated based on processing models and were further refined with the final mine plan.

G&A costs were determined based on personnel, supplies, and other expenses required to support the operation. Recoveries were based on the results of metallurgical testwork conducted.

While pit optimizations considered various metal prices, the base metal prices used in the economic analyses were US$1,700 per ounce of gold and US$21.00 per ounce of silver.

Geometrical parameters typically include property boundaries, royalty boundaries, and pit slope parameters. No royalty factors were directly applied to the optimization; instead, royalties were calculated based on the final schedule, considering all permits that overlap with the properties.

Recent pit slope stability studies conducted by Alius Mine Consulting provided recommendations for the design parameters. These recommendations were incorporated into the optimization work, ensuring that the pit slopes maintain stability and meet the necessary safety standards.

Mountain View Pit Optimization

The pit optimization for the Mountain View deposit was conducted using the same parameters as those used for the Wildcat Project, with gold prices ranging from US$500 to US$2,000 per ounce.

Like Wildcat, the ultimate pit limit for design purposes, representing the base-case pit, was selected as the optimized pit at a gold price of $1,200 per ounce.

Combined Selected Shell

The US$1,200/oz gold price shell was chosen as the optimal pit configuration to maximize the value of the Nevada North Project while minimizing the capital requirement. This selection was made based on a comprehensive evaluation of the pit optimization results, taking into account economic considerations and the need to optimize the balance between profitability and capital expenditure. By selecting the US$1,200/oz shell, the Nevada North Project generates value while maintaining an efficient capital utilization strategy.

The pit design was developed using the optimized pit shells. This pit design was created to ensure efficient access to the mineral resources for equipment and personnel involved in the mining operations.

Wildcat Pit Design

The Wildcat pit was divided into two main pits, each consisting of two phases, along with the addition of two satellite pits, resulting in a total of six phases in the design. It is planned to mine all six phases simultaneously to achieve a well-blended production.

The two main phases, Phase 1 and Phase 2, were further divided into initial pushbacks, denoted as Phase 1A and Phase 2A, as well as final phases. This subdivision allows for efficient sequencing of mining activities and facilitates the optimal utilization of equipment and personnel.

The mineral resources within the final pit designs were estimated using a volumetric report. Due to lower recovery rates in the fresh material at the Wildcat deposit, only oxide and transition material from the pit was included for processing in the production schedule. Additionally, a dilution factor of 1% was applied to the mineralized tonnes in the production schedule.

Mountain View Pit Design

The Mountain View deposit consists of a single main pit, which is divided into two phases: Phase 1 and Phase 2. Both phases are mined simultaneously. The primary objective of the pit design was to achieve a balance between material flows and the cost/revenue streams.

In addition to the determination of resources within the final pit designs, a dilution factor of 5% was applied to the mineralized tonnes during the production scheduling process.

Wildcat Waste Disposal

The site at Wildcat has varying topography with very few level areas upon which to locate a waste dump. Two waste storage areas were designed for the Wildcat deposit with the south waste dump primarily accommodating material from Phase 2A and Phase 2F, while the north dump is designated for the remaining phases.

The waste dump designs were based on a bench face angle of 35º, with 15-m lift heights. Catch benches measuring 24 m were incorporated on each lift, resulting in an inter-ramp angle of 18°. The road to the dump is 30 m wide with a gradient of 10%. This configuration allows for final reclamation at the overall slope. In-pit dumping was also included in the mine plan.

The total dump capacity at Wildcat is 22.5 million tonnes, considering a swell factor of 1.25 and a loose density of 2.2 tonnes per cubic metre (t/cm3).

Mountain View Waste Disposal

The site at Mountain View slopes to the southwest. The design for Mountain View incorporates a waste dump, based on the same parameters as at Wildcat. The dump is situated to the south of the pit, with a 100 m buffer around the pit edge and two main ramps to facilitate short hauling from the Phase 1 and Phase 2 pit exits.

The total dump capacity at Mountain View is 105.4 million tonnes, considering a swell factor of 1.25 and a loose density of 2.0 t/m3.

Mineralized Material Stockpile Facilities

Two mineralized material stockpiles have been designed, one for each deposit, utilizing the waste dump design criteria. The stockpiles were designed with a bench face angle of 35º, 15-m lift heights, and catch benches of 24 m, resulting in an inter-ramp angle of 18°.

At Wildcat, a small stockpile with a capacity of 0.5 million tonnes has been designed. This stockpile primarily serves the purpose of blending to maintain the granodiorite ratio in the feed below 15%.

At Mountain View, a larger stockpile with a capacity of 9.2 million tonnes is planned to store mineralized material during the pre-stripping period before processing commences. The stockpile capacities have been estimated using a swell factor of 1.25 and a loose density of 2.2 t/m3.

Production Scheduling

The mine production schedule was created with a cut-off grade of 0.15 g/t of gold applied to all material across both deposits.

Various scenarios were run to determine the optimal processing rate. The scenarios ranged from 10,000 t/d to 30,000 t/d, in increments of 5,000 t/d. The highest NPV for Wildcat was achieved at a processing rate of 30,000 t/d, while Mountain View showed the highest NPV at a rate of 20,000 t/d.

To minimize capital requirements and maximize NPV, the Nevada North Project has been designed to share resources. Consequently, a processing rate of 30,000 t/d was retained for the Nevada North Project. However, due to factors such as high stripping ratios, bench advance rates, and mining rate constraints, the processing capacity at Mountain View is not optimized.

The scheduling process was designed to optimize NPV and IRR. There is synergy between the Wildcat and Mountain View operations, with shared resources enhancing operational efficiency.

Production at Wildcat is scheduled to commence in Year 1, with construction of Phase 1 of the heap leach pad. The objective is to maximize the processing rate and generate cash to fund the expansion of the leach pad. Additional mining resources will be acquired and allocated to Mountain View from Year 5 to Year 7, during which pre-stripping activities will be initiated. Leachable material will be stockpiled during this period. In Year 7, Wildcat will be completed, and the remaining mining resources will be relocated to Mountain View to increase the mining rate. The processing facilities, including the crusher and plant, will also be relocated from Wildcat to Mountain View, and metal production will commence at the Mountain View site in Year 7.

Mine Equipment Requirements

For the current PEA, owner mining was selected over more costly contract mining. The production schedule, along with additional efficiency factors, performance curves, and productivity rates, was utilized to calculate the hours required for primary mining equipment to meet the production schedule. The primary mining equipment includes drills, loaders, hydraulic shovels, and haul trucks.

In addition to the primary mining equipment, provision has been made for support equipment, blasting equipment, and mine maintenance facilities.

Mine Operations Personnel

Based on the production schedule and equipment requirements, the estimate for mine operations personnel was performed. The mine is expected to operate 24 hours/day, employing three crews of workers who will work 12-hour shifts on a fourteen-days on and seven-days off rotation. These crews will alternate between day shift and night shift.

Processing and Recovery Operations

Run-of-mine material will be truck dumped into the primary jaw crusher feed hopper. The undersize ore will be scalped prior to the jaw crusher by a grizzly screen and deposited on the secondary crusher feed conveyor. The undersize ore and primary crushed ore will be screened with oversize crushed by secondary and tertiary cone crushers. Material will then be dosed with lime and conveyor stacked on the leach pad.

The stacked ore will be leveled and ripped by a dozer prior to the deployment of drip emitters. Dilute cyanide solution (NaCN) will be applied to the mineralization. The cyanide solution will flow through the heap by gravity and report to a pregnant solution tank within the pregnant solution pond.

The pregnant solution will be pumped through a series of activated carbon beds to remove the gold. The barren solution will be dosed with additional cyanide and anti-scalant and recirculated back to the heap. The activated carbon will be advanced counter-current to the solution. The loaded carbon will be transferred to an acid wash / elution circuit to remove contaminants and gold from the carbon. The carbon will then be re-introduced to the adsorption circuit. After year 7 of operation, loaded carbon from Wildcat will be shipped by tanker trailers for acid wash / elution at the Mountain View facility.

After stripping of metals at the Adsorption, Desorption, Recovery ("ADR") plant, the carbon will be sized, washed in dilute hydrochloric acid, neutralized, regenerated in a kiln, and then recycled into the carbon column. Some additional carbon will be added to account for carbon losses in the system.

Material from the elution circuit will be smelted into doré bars to be sold to a gold refinery.

For each of Wildcat and Mountain View, facilities will include a single large leach pad, a single process pond (barren/pregnant pond), an emergency drain-down pond, carbon columns, an ADR plant, a laboratory and the other associated facilities.

Energy requirements were estimated at approximately 49,000,000 kWh/y for Wildcat and approximately 40,400,000 kWh/y for Mountain View. Power will be generated on site, using LNG generators, at an estimated cost of US$0.13/kWh.

Reagents and consumables were estimated using the metallurgical testwork performed at McClelland. Reagent costs were estimated using actual quotes for lime, cyanide and carbon and benchmark costs for lesser items.

Water will be supplied from wells near the processing facility. The Wildcat processing facility will need approximately 800 gallons per minute ("gpm") (600 gpm at Mountain View) of make-up water to saturate new mineralization stacked, provide dust control, and off-set evaporation. In addition, it is estimated that 100,000 m3 (approximately 80 acre-feet) per year will be required for mining activities (including dust control) per year.

Infrastructure, Permitting and Compliance Activities

All buildings at the Nevada North Project will be designed using modified shipping containers/conexes on a concrete floor, with a prefabricated roof anchored to the containers. This will allow buildings to accommodate storage, offices, change rooms, and restrooms. The following buildings are planned for both Wildcat and Mountain View: maintenance facility, warehouse, process facility, and assay laboratory.

A separate process facility will be installed at each of Wildcat and Mountain View. The Wildcat facility will be larger and will include a barren solution tank, a vertical carbon-in-column ("VCIC"), an elution circuit, a refining circuit, reagent tanks, carbon holding tanks, and a tanker bay. The smaller Mountain View process facility will include a barren solution tank, a VCIC, carbon holding tanks and a tanker bay. The reagent tanks will be insulated and in containment external to the building. Both processing facilities will be erected on a concrete containment which will drain to the pregnant solution pond.

The preliminary designs for the Wildcat and Mountain View heap leach pads were prepared in accordance with the requirements outlined in the State of Nevada Regulations, Nevada Administrative Code (NAC) 445A Governing the Design, Construction, Operation and Closure of Mining Operations.

Both the Wildcat and Mountain View deposits will use conventional open pit mining techniques. For both sites, mineralized material will be produced from the respective deposits, with recovery utilizing a conventional cyanide heap leach process. This will consist of a non-impounding leach pad, with composite lining and solution collection systems. The Wildcat pad will have a total lined area of approximately 10.0 million square feet (ft2), (0.93 Mm3) and the Mountain View pad will have a total lined area of approximately 5.9 million ft2 (0.54 Mm3). Mineralized material for both pads is planned to be placed to a maximum height up to 330 ft.

The Wildcat pad will have a capacity of approximately 70 million metric tonnes (approximately 77.2 million short tons) of mineralized material based on an estimated dry unit weight of 1.6 kg/m3 (100 lb/ft3). The Mountain View pad will have a capacity of approximately 31 million metric tonnes (approximately 34.2 million short tons) of mineralized material also based on an estimated dry unit weight of 1.6 kg/m3 (100 lb/ft3).

For both Wildcat and Mountain View, barren leach solution is assumed to be applied to each pad at a rate of 0.0025 gpm/ft2 to 0.003 gpm/ft2 with a total flowrate of approximately 2,500 gpm. Collection and recovery of pregnant leach solution at the toe of both pads will be via gravity flow, promoted using an integrated piping network.

For the purposes of heap sizing and stacking, the recovery cycle for Wildcat was estimated at 45 days, and the recovery cycle for Mountain View was estimated at 35 days.

Both of Wildcat and Mountain View will require permitting through the same state and federal regulatory agencies. County level permitting will be separate permitting paths. As a result, the type of permits required as well as the permitting process, costs and associated timelines for both Wildcat and Mountain View will generally be similar.

Exploration Plan of Operations/Reclamation Permit Applications ("ExPO") for both Wildcat and Mountain View were submitted in 2023 to the BLM and Nevada Division of Environmental Protection - Bureau of Mining Regulation and Reclamation ("NDEP-BMRR"). The ExPOs will allow for large scale mineral exploration and additional baseline data collection for the mine-level projects at both sites. Exploration baseline data collection at both Wildcat and Mountain View has been conducted in support of the ExPO since 2021, with some of the data being relevant to future mine-level permitting. These baseline reports have been submitted to the BLM and are currently under review. Once accepted the baseline data will be utilized to analyze the potential impacts of both Wildcat and Mountain View exploration level under the NEPA which mandates federal agencies to analyze and consider likely environmental impacts of a proposed action and alternatives of a project occurring on federal land. The exploration projects will most likely be analyzed through the development of a separate EA for each location. Once the Nevada North Project has been analyzed, exploration-level activities will be authorized by the BLM and NDEP-BMRR. No significant additional permitting will be required for exploration level operations.

Integra will then develop a MPO for each of Wildcat and Mountain View. Initial engagement with the BLM regarding the MPO for each of Wildcat and Mountain View has already occurred. Approval of the MPO requires an environmental analysis be performed by the BLM under NEPA. This analysis will be presented in either an EA or an EIS which is the major Federal permitting requirement for Wildcat and Mountain View. The Finding of No Significant Impact or the Record of Decision ("ROD") will be the final approval and will allow mine-level operations to proceed. Mine level activities are most often analyzed with an EIS but can be analyzed with an EA if the operation would not result in significant impacts. A brief outline of the EIS schedule follows:

  Begin baseline studies and engage with BLM (Months 1 to 24).
  Prepare and submit a PoO and other local and state permit applications (Months 20 to 30).
  Prepare and issue draft EIS including public review (Months 25 to 42).
  Final EIS and ROD (Months 42 to 44).

This schedule assumes a best-case scenario of approximately three and a half years and assumes a concurrent baseline data collection program. There are currently no know environmental issues at either the Nevada North Project that would drastically delay the schedule or that could impact Integra's ability extract the mineral resources.

Capital and Operating Costs

The capital cost estimate was developed using current and historical quotes and bulk materials costs based on similar projects, with allowances for the location of the Nevada North Project relative to materials manufacturing and delivery, available work force and contractor support resources. Two scenarios have been evaluated for Mountain View. The first scenario starts mining at Mountain View two years after Wildcat and progresses concurrently. The relative proximity of the two deposits allows the carbon from Mountain View to be processed at Wildcat. The second scenario begins mining at the Mountain View sequentially, following the completion of mining at Wildcat. This scenario allows the mining fleet at Wildcat and most of the processing equipment to be relocated to Mountain View. This scenario is favourable due to the lower capital expenditures.

An operating cost estimate was developed for the Nevada North Project using current reagent market price quotes from local vendors, leaching parameters from metallurgical testing performed by McCelland Laboratories, and operational experience in the local area.

Economic Analysis

The LOM base case cash flow is summarized in Table 1.10.

Table 1.10 Summary LOM Cash Flow, Nevada North Project

Area	Item	LOM Total	US$/t	US$/oz AuEq
Revenue	Gross sales	1,772,503	17.81	1,700

Cash op. costs	Mining costs	400,385	4.02	384
	Processing costs	357,220	3.59	343
	G&A costs	57,480	0.58	55
	Cash operating costs	815,085	8.19	782
	Selling expenses incl. royalties	63,323	0.64	61
	NV net proceeds of minerals tax	41,150	0.41	39
	Total cash costs	919,558	9.24	882

Net cash operating margin (EBITDA)		852,945	8.57	818

Area	Item	LOM Total	US$/t	US$/oz AuEq
Capital expenditure	Wildcat	178,518	1.79	171
	Mountain View	81,124	0.82	78
	Closure provision	21,748	0.22	21
	Sustaining capital	36,000	0.36	35
	Residual value	(12,063)	(0.12)	(12)
Net cash flow before tax		547,619	5.50	525
Income tax payable		62,504	0.63	60
Net cash flow after tax		485,114	4.87	465

All-in Sustaining Cost per ounce AuEq (AISC)				973
All-in Cost per ounce AuEq ("AIC")				1,175

This preliminary economic assessment is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

The average annual LOM production at the Nevada North Project is expected to be 80,000 oz AuEq per year which, at the base case metal prices of US$1,700/oz Au and US$21.50/oz Ag will generate total LOM net free cash flow of US$485 million and average annual free cash flow of US$46 million from year 1 to year 13. Corporate office G&A were not included in the LOM costs for the Nevada North Project.

The base case cash flow is equivalent to an after-tax NPV of US$309.6 million at a discount rate of 5% and yields an IRR of 36.9%. Over the LOM period, the operating margin averages 48.1%.

As of June 27, 2023 spot prices of US$1,920/oz gold and US$22.00/oz silver, the forecast cash flow evaluates to an after-tax NPV5 of US$442.1 million at an annual discount rate of 5% and yields an IRR of 49.7%.

The Nevada North Project is expected to have direct cash costs of US$882/oz gold equivalent ("AuEq"), an AISC of US$973/oz AuEq, and AIC of US$1,175/oz AuEq.

Annual cash flows are shown graphically in Figure 2.

Figure 2 LOM Cash Flow Chart

The sensitivity of the Nevada North Project NPV and IRR were tested over a range of ±25% around the base case values for gold price, operating costs and capital expenditure. The results show that NPV and IRR remain positive across the ranges tested. The Nevada North Project is most sensitive to metal price, with NPV5 being reduced to US$52.7 million from the base case value of US$309.6 million at a 25% reduction in gold price, equivalent to US$1,275/oz, yielding an IRR of 10.5% at that price.

The base case discount rate of 5.0% yields NPV5 of US$309.6M. At discount rates of 7.5% and 10.0%, NPV is reduced to US$249.3 million and US$201.2 million, respectively.

Exploration, Development and Production

The Environmental Assessment for the Wildcat Exploration Plan of Operations was completed in 2024. The subsequent Finding of No Significant Impact and the Decision Record are still pending but are anticipated to be received in mid-2025.

The Company anticipates completing a metallurgical testing program at Nevada North Project in the second half of 2025 and commencing a geochemistry program in the second quarter of 2025, both of which are designed to advance and de-risk the project, moving it closer to pre-feasibility and mine permitting.

DIVIDENDS AND DISTRIBUTIONS

Integra has not paid any dividends on its Common Shares since incorporation and currently intends to retain future earnings, if any, to finance further business development.  The declaration of dividends on Common Shares earnings, capital requirements, operating and financial condition and a number of other factors that the Board considers to be appropriate.  There are no restrictions on the ability of Integra to pay dividends in the future.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company’s authorized capital consists of an unlimited number of Common Shares and an unlimited number of special shares, of which there are 168,711,790 Common Shares issued and outstanding and nil special shares issued and outstanding as of the date of this AIF.

All of the issued Common Shares rank equally as to voting rights, participation and a distribution of Integra's assets on liquidation, dissolution or winding-up and the entitlement to dividends. Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of Integra.  Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends if and when declared by the Board and, upon liquidation, to receive such portion of the assets of Integra as may be distributable to such holders. There are currently no other series or class of shares which rank senior, in priority to, or pari passu with the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

As of the date of this AIF, the Company has 8,305,374 common share purchase warrants outstanding (the "Warrants"). The Warrants are listed for trading on the TSX-V under the symbol "ITR.WT".

Options, RSUs & DSUs

The Company's equity compensation plan permits the Board to grant to directors, officers, consultants and employees of the Company share options to purchase from the Company a designated number of authorized but unissued Common Shares up to but not exceeding 10% of the issued and outstanding Common Shares from time to time, less any Common Shares reserved for issuance under any other securities-based compensation arrangements of the Company. The Company's equity compensation plan also permits the Board to grant a fixed number of restricted share units ("RSUs") or deferred share units ("DSUs") and provides for a purchase program for eligible employees of the Company to purchase Common Shares. As of the date of this AIF, there were options to acquire 3,864,834 Common Shares, 1,972,043 RSUs and 979,167 DSUs outstanding.

MARKET FOR SECURITIES

Trading Price and Volume

Integra's Common Shares were listed on the TSX-V in November 2017 under the symbol "ITR".  The Company's Common Shares commenced trading in the United States on the OTCQB in January 2018 under the stock symbol "IRRZF" and were subsequently listed on the OTCQX in May 2018. On July 31, 2020, the Company began trading on the NYSE American under the symbol "ITRG". The Company ceased trading on the OTCQX concurrently with the NYSE American listing. The Company continues to list on the TSX-V under the trading symbol "ITR". The Warrants issued pursuant to the Unit Offering were listed on the TSX-V on March 22, 2024 under the symbol "ITR.WT".

The following tables sets forth trading information for the Common Shares on the TSX-V on a monthly basis since January 2024.

	Price Range		TSX-V
Month	High C$	Low C$	Monthly Trading Volume
January 2024	1.39	1.07	964,641
February 2024	1.21	0.93	1,018,783
March 2024	1.15	0.86	4,218,362
April 2024	1.33	0.97	2,718,090
May 2024	1.27	1.00	2,508,524
June 2024	1.43	1.14	1,346,073
July 2024	1.51	1.21	2,488,125
August 2024	1.33	1.10	2,591,489
September 2024	1.38	1.16	1,983,852
October 2024	1.75	1.27	3,504,165

November 2024	1.62	1.24	2,516,739
December 2024	1.41	1.23	3,186,589
January 2025	1.54	1.12	7,143,162
February 2025	1.79	1.52	6,238,377
March 2025(1)	1.91	1.51	6,287,675

Notes:

1. March 1 - 25, 2025.

The following tables sets forth trading information for the Common Shares on the NYSE American on a monthly basis since January 2024.

	Price Range		NYSE American
Month	High US$	Low US$	Monthly Trading Volume
January 2024	1.11	0.80	1,277,844
February 2024	0.89	0.70	1,117,654
March 2024	0.84	0.64	3,913,012
April 2024	0.97	0.75	4,778,816
May 2024	0.95	0.73	4,558,655
June 2024	1.05	0.83	2,475,202
July 2024	1.10	0.87	3,680,418
August 2024	1.00	0.79	2,826,827
September 2024	1.04	0.85	2,497,134
October 2024	1.28	0.93	6,135,878
November 2024	1.15	0.88	4,813,470
December 2024	1.01	0.85	6,395,259
January 2025	1.07	0.79	8,817,920
February 2025	1.27	1.06	7,557,378
March 2025(1)	1.34	1.06	7,585,774

Notes:

1. March 1 - 25, 2025.

The following tables sets forth trading information for the Warrants on the TSX-V on a monthly basis since they began trading on March 22, 2024.

	Price Range		TSX-V
Month	High C$	Low C$	Monthly Trading Volume
March 2024(1)	0.30	0.25	1,014,150
April 2024	0.60	0.38	250,988
May 2024	0.48	0.37	185,101
June 2024	0.52	0.40	254,200
July 2024	0.60	0.44	54,501
August 2024	0.55	0.38	43,600
September 2024	0.54	0.43	80,500
October 2024	0.80	0.48	196,095
November 2024	0.79	0.55	17,000
December 2024	0.60	0.45	108,500
January 2025	0.65	0.40	146,000
February 2025	0.85	0.60	93,600
March 2025(2)	0.90	0.60	158,500

Notes:

1. March 22 - 31, 2024

2. March 1 - 25, 2025.

PRIOR SALES

The Company issued the following securities which are not listed or quoted on a marketplace during the year ending December 31, 2024:

Security	Date of Issue	Aggregate Number Issued	Exercise Price
DSUs(1)	March 28, 2024	56,662	C$0.96
DSUs(2)	November 14, 2024	58,710	C$1.27
DSUs(3)	December 31, 2024	30,411	C$1.24
Options(4)	January 24, 2025	1,362,415	C$1.37
RSUs(5)	January 24, 2025	1,306,184	C$1.37
DSUs(6)	January 24, 2025	348,726	C$1.37

Notes:

1. Issued to independent directors of Integra in lieu of fees for the quarter ended March 31, 2024.

2. Issued to independent directors of Integra in lieu of fees for the quarters ended June 30, 2024 and September 30, 2024.

3. Issued to independent directors of Integra in lieu of fees for the quarter ended December 31, 2024.

4. Issued in connection with Integra's annual equity incentive grant to consultants, employees, executives and directors of Integra.

5. Issued in connection with Integra's annual equity incentive grant to employees and executives of Integra.

6. Issued in connection with Integra's annual equity incentive grant to independent directors of Integra.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names and province or state of residence of the directors and executive officers of Integra, their present position(s) and offices within Integra, their principal occupations during the last five years and their date of appointment.

All directors of Integra have been elected or appointed to serve until the next annual meeting of shareholders of Integra, subject to earlier resignation or removal.

As at the date of this AIF, Integra's directors and executive officers beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 1,472,750 Common Shares of Integra, representing approximately 0.9% of the issued and outstanding Common Shares.

Name and Place of Residence	Current Office with Integra	Principal Occupation During the Preceding Five Years	Date of Appointment as Director
Anna Ladd-Kruger(1)(2)(3)(4)(5) British Columbia, Canada	Chair

Chartered Professional Accountant (CPA, CMA) and Corporate Director of multiple public mining companies; CFO of McEwen Mining, September 2020 to June 2022; CFO and VP, Corporate Development of Excellon Resources, June 2019 to September 2020

December 13, 2018
George Salamis(4) British Columbia, Canada	President, CEO & Director	President, CEO & Director of Integra, January 9, 2025 to present; Executive Chair of Integra, May 2023 to present; President, CEO & Director of Integra from August 2017 to May 2023	February 28, 2018

Name and Place of Residence	Current Office with Integra	Principal Occupation During the Preceding Five Years	Date of Appointment as Director
Timo Jauristo(2)(3)(4) New South Wales, Australia	Director	Strategic Advisor at Canaccord Genuity, August 2016 to March 2019	February 28, 2018
C.L. "Butch" Otter(5) Idaho, United States	Director	Former Governor of the State of Idaho from 2007 to 2019	September 16, 2019
Carolyn Clark Loder(5) Arizona, United States	Director	Manager, Mineral Rights & Public Lands of Freeport-McMoRan Copper & Gold from September 2013 to September 2020	February 24, 2021
Eric Tremblay(4) Quebec, Canada	Director	Chief Operating Officer, Dalradian Resources Inc., March 2015 to present, Chief Operation Officer, Osisko Development Corp., December 2023 to January 2025	May 4, 2023
Ian Atkinson(1)(2)(3)(4) Texas, United States	Director	Corporate Director, 2016 to present	November 8, 2024
Janet Yang(1) Georgia, United States	Director	CFO, Reveam, Inc, 2024 to present; Research Director, Energy and Mining at GMT Capital Corp., 2023 to 2024; Executive Vice President and CFO, W&T Offshore, Inc., 2018 to 2023	November 8, 2024
Andree St-Germain British Columbia, Canada	CFO	CFO of Integra, August 2017 to present	N/A
Clifford Lafleur Ontario, Canada	COO

COO of Integra, from March 25, 2025; Senior Vice President, Operations of SilverCrest Metals Inc., January 2025 to February 2025; Vice President, Operations of SilverCrest Metals Inc., January 2024 to December 2024; Vice President Technical Services of SilverCrest Metals Inc., July 2021 to December 2023; Director, Resource Management and Mine Engineering of Torex Gold Resources Inc. from January 2020 to July 2021

N/A
Scott Olsen Nevada, United-States	Vice President, Engineering - Processing and Infrastructure	Vice President, Engineering - Processing and Infrastructure of Integra, November 2023 to present; Senior Metallurgical Engineer for Hanlon Engineering & Associates, Inc., March 2020 to November 2023	N/A
Raphael Dutaut (Quebec, Canada)	Vice President, Geology and Mining

Vice President, Geology and Mining of Integra, May 2024 to present; Vice President, Exploration of Millennial, January 2022 to May 2024; North America Manager of Geovariances January 2021 to December 2021; Head Corporate Technical Services of SMSP - NMC January 2020 to December 2020.

N/A

Name and Place of Residence	Current Office with Integra	Principal Occupation During the Preceding Five Years	Date of Appointment as Director
Dale Kerner (Idaho, United States)	Vice President, Permitting	Vice President, Permitting of Integra, March 2025 to present; Permitting Manager, Perpetua Resources, 2017 to March 2025	N/A
Jason Banducci (Ontario, Canada)	Vice President, Corporate Development and Investor Relations

Vice President, Corporate Development and Investor Relations of Integra, May 2023 to present; Vice President, Corporate Development, Millennial, August 2021 to May 2023; Vice President, Investment at Stifel GMP, December 2019 to August 2021

N/A
Mark Stockton (British Columbia, Canada)	Vice President, External Affairs and Sustainability	Vice President, External Affairs and Sustainability, December 2020 to present; Director, Corporate Affairs of Integra, May 2017 to December 2020	N/A

1. Member of the Audit Committee.

2. Member of the Nomination and Corporate Governance Committee.

3. Member of the Compensation Committee.

4. Member of the Technical and Safety Committee.

5. Member of the Environment, Social, Governance Committee.

Director and Management Biographies

The following are brief biographies of the executive officers and directors of Integra:

Anna Ladd-Kruger - Chair

Anna Ladd-Kruger has over 25 years of industry experience, progressing her career through financial and operational leadership roles at several Canadian publicly listed mining companies. She has experience in various stages of the mining process from exploration to multi-jurisdictional operations. Prior to retiring in 2022, Ms. Ladd-Kruger was the CFO of McEwen Mining Inc. She was also key to the McEwen Copper Asset spin out and served as its CFO and director. Anna has also served as the CFO and VP Corporate Development for a number of Canadian publicly listed junior to mid-tier mining companies and began her career working at Vale S.A.'s Thompson and Sudbury Canadian operations before joining Kinross Gold Corporation as their North American Group Controller.

Ms. Ladd-Kruger was the former Audit Chair and Special Committee member of SilverCrest Metals Inc. (TSX & NYSE), as well as a number of other publicly traded mining companies. She is currently an independent director of 1911 Gold Corp (TSX.V).  She is also a Certified Public Accountant (CPA, CMA), holds the Canadian Institute of Corporate Directors designation (ICD.D), a Master’s in Economics from Queen’s University and a Bachelor of Commerce from the University of British Columbia.

George Salamis - President, CEO & Director

George Salamis is a business leader in the mining and resource exploration sector, with over 30 years of global industry experience. Over the course of his career, he has played a pivotal role in over $2.2 billion worth of mergers and acquisitions. Most notably, as Executive Chairman of Integra Gold Corp. ("Integra Gold"), along with his team, he co-led the successful sale of the company to Eldorado Gold Corporation in a C$590 million transaction.

Mr. Salamis co-led initiatives like the Integra Gold Rush Challenge and #DisruptMining, both of which aimed to drive groundbreaking advancements and disrupt traditional mining practices. He holds a Bachelor of Science in Geology from the University of Montreal's École Polytechnique and has been instrumental in discovering, financing, developing, and selling over five major mineral deposits worldwide.

Mr. Salamis began his career with major mining firms Placer Dome and Cameco Corp, where he spent 12 years honing his expertise before transitioning into mineral exploration and junior mining in 2001. Working in over 25 counties around the world, his experience spans across multiple facets of the industry, from discovery to acquisition.

In addition to his professional achievements, Mr. Salamis holds the rank of Lieutenant Colonel (Hon) in the Canadian Armed Forces, serving with The Royal Westminster Regiment. He is also a dedicated advocate for the Canadian military, serving as a director on both the Canadian Forces Liaison Council and Canada Company, a non-partisan charity supporting the Canadian Armed Forces.

Timo Jauristo - Director

Timo Jauristo has over 35 years' experience in the mining and exploration industry. In his time as Executive Vice-President with Goldcorp Inc. from July 2009 to September 2014, and 15 years (until 2005) with Placer Dome in a range of operating and corporate roles, Mr. Jauristo was involved in or led numerous transactions, buying and selling assets in almost all of the of the world's major gold producing regions. During and since his time with Goldcorp, Mr. Jauristo has served as a director for a number of exploration, development and operating companies. Prior to 1997, Mr. Jauristo was involved in exploration and development for various commodities throughout Australia, and in Indonesia, China, Spain, various south-east Asian and African countries. Between 2005 and 2009, Mr. Jauristo served as CEO of two junior companies (Zincore Metals Inc. and Southwestern Resources Corp.) with assets in Peru and China.

Mr. Jauristo has a Bachelor of Applied Science in applied Geology from the Queensland University of Technology. Mr. Jauristo also holds a graduate diploma in finance from the Securities Institute of Australia, and is a MAusIMM.

C.L. "Butch" Otter - Director

Former Governor C.L. "Butch" Otter is an American businessman and politician who served as the 32nd Governor of Idaho from 2007 to 2019. Governor Otter was elected in 2006 and reelected in 2010 and 2014. Governor Otter served as lieutenant governor for 14 years from 1987 to 2001, and in the United States Congress from the first district of Idaho from 2001 to 2007. When Governor Otter left office in January 2019, he was the longest-serving governor in the United States whose time in office had ran consecutively, at 12 years. Governor Otter's election win in 2014 was his tenth consecutive victory.

Before devoting his career to full-time politics, Governor Otter spent more than 30 years as a business leader, including 12 years as President of Simplot International.

Carolyn Clark Loder - Director

Carolyn Loder possesses more than 30 years of senior professional experience in the public and private sectors in Mining, Mineral Rights, Land Management and Tribal Relations in the United States. Ms. Clark Loder served as President of Sonora Mining Corporation and Vice President of the Sonora Mining Corporation/Jamestown Mine Joint Venture between Northgate Exploration and Pathfinder Gold (Cogema). The Jamestown Mine was North America's largest gold flotation facility. Ms. Clark Loder served two terms as President of the California Mining Association, the first woman President in its hundred-year history.

Ms. Clark Loder headed up Minerals Rights and Public Lands for Freeport-McMoRan, the world's largest publicly traded copper producer and headed up Mineral Rights and Tribal Relations for Lafarge Holcim, the world's largest cement manufacturer. Ms. Clark Loder oversaw and has managed billions of dollars in surface and mineral rights including more than 1,000 properties in the United States. Properties included owned assets and leases and agreements with the U.S. government, State Trust Lands, local governments, Tribal governments, and individual and corporate owners.

Ms. Clark Loder received numerous awards for mineral reserve acquisition both at the corporate and Tribal level, including completion of a landmark land exchange returning tribal ancestral lands to two federally recognized Tribes while securing mining rights. Ms. Clark Loder was invited to address the United Nations, Special Rapporteur and High Commissioner of Human Rights regarding Indigenous Rights and the Extractive Industries. In 2023, Mrs. Clark Loder was the first living woman to be inducted into the United States National Mining Hall of Fame and first woman to be inducted in more than 100 years.

Three Secretary of Interior's appointed her to the federal Bureau of Land Management Resource Advisory Council. Ms. Clark Loder served for nine years on their Council and served as Vice-Chair and Chair of the Council's Mining Sub-Committee. Ms. Clark Loder was honored as one of the "Top 100 Global Inspirational Women in Mining" by Women in Mining - United Kingdom. Ms. Clark Loder was also honored by the National Association of Women in Construction with their Person-of-the-Year Award, as a non-member for her accomplishments and support of the mining industry. Ms. Clark Loder was named Person-of-the-Year by the New Mexico Mining Association for her "Professionalism and Widely Respected Reputation as an Advocate for the Mining Industry." Ms. Clark Loder served as Chair of the New Mexico Mining Hall of Fame.

Ms. Clark Loder holds a M.L.S. Degree in Indian Law from the Sandra Day O'Connor School of Law, Arizona State University and a Master's Degree in Physical Geography with Highest Honors from California State University, Fresno. Ms. Clark Loder currently serves on the Board of K2 Gold Corp. as an Independent Director and Board Advisor to Kodiak Copper.

Eric Tremblay - Director

Eric Tremblay is a seasoned mining professional with over 30 years of mine building and mine operations experience and is currently the Chief Operating Officer with Dalradian Resources Inc and Osisko Development. Mr. Tremblay previously held the role of General Manager at Canadian Malartic, Canada's largest open pit gold mine. Mr. Tremblay was responsible for building the operations team, establishing operating procedures and standards, expanding stakeholder engagement and subsequently managing an internal team of 700 employees and 400 contractors. Mr. Tremblay was also the General Manager at IAMGOLD's Doyon mine and Westwood Project, where he participated in closure of the Doyon Mine and construction of the Westwood Project, completing the permitting, scoping study, feasibility study, surface construction and underground development at Westwood. Mr. Tremblay was also in parallel the General Manager of the internal contractor of IAMGOLD (Iamrock) working on all underground mines and project development. Previous positions include General Manager at Cambior's Sleeping Giant mine, Underground Superintendent at Mouska Mine, Underground Captain/Project and Engineer/Senior Supervisor over a seven-year period at Cambior and Barrick's Doyon Mine, where he was involved in mine-planning, construction, development and production. Mr. Tremblay began his career working with mining contractor Ross Finlay Ltd. from miner to project engineer on multiple projects owned by Agnico Eagle, Placer Dome, Barrick, Cambior, etc. Mr. Tremblay is currently on the board of Talisker Resources and technical advisor for Maritime Resources board.

Mr. Tremblay graduated from Laval University with a B.Sc. in mining engineering and mineral processing.

Ian Atkinson - Director

Ian Atkinson is a Professional Geologist who currently serves as Director of Globex Mining Enterprises Inc and Wolfden Resources Corporation. Mr. Atkinson retired from the Board of Kinross Gold Corp in May 2024 and previously served as a director of FCGI and Argonaut. Mr. Atkinson was previously Director, President, and CEO of Centerra Gold Inc. He has more than 50 years of experience in the mining industry with extensive background in exploration, project development, operations, mergers and acquisitions. Prior to his ten-year tenure at Centerra, Mr. Atkinson held various senior positions with Hecla Mining Company, Battle Mountain Gold Inc., Hemlo Gold Mines Inc., and Noranda Inc. During his career, Mr. Atkinson has contributed to the discovery of several major mineral deposits and been involved in a number of large global mining projects. Mr. Atkinson holds a Bachelor of Science (Geology) from King's College, University of London and a Master's Degree in Geophysics from the Royal School of Mines, University of London.

Janet Yang - Director

Ms. Yang has over twenty years of varied experience in financial management, business leadership, corporate strategy, capital markets and M&A. She currently serves as Chief Financial Officer for Reveam, Inc., a developer and operator of electronic cold-pasteurization treatment systems. Prior to joining Reveam Inc., Ms. Yang held the role of Research Director, Energy and Mining at GMT Capital Corp., and from 2018 to 2023, she was Executive Vice President and Chief Financial Officer of W&T Offshore, Inc., a Texas-based oil and gas exploration and production company traded on the New York Stock Exchange. While at W&T Offshore, Ms. Yang was responsible for $1.7 billion in financing transactions and played a key role in other strategic initiatives, including a substantial deleveraging of the company and originating the company's partnerships with large, international entities such as Baker Hughes General Electric and Korea National Oil Company. Earlier in her career, Ms. Yang held positions in research and investment analysis at BlackGold Capital Management, investment banking at Raymond James and energy trading at Allegheny Energy.

Ms. Yang also serves on the board of directors of Saturn Oil & Gas Inc., and she previously served as a director for FCGI and Argonaut. Ms. Yang holds a Master of Business Administration degree from the Booth School of Business at the University of Chicago, as well as a Bachelor of Arts degree in Economics from Rice University.

Andrée St-Germain - Chief Financial Officer

Andrée St-Germain is an experienced mining finance executive with an extensive background in banking, mining finance and financial management. Ms. St-Germain began her career in investment banking for Dundee Capital Markets Inc., working exclusively with mining companies on M&A advisory and financing. In 2013, Ms. St-Germain joined Golden Queen Mining Co. Ltd. as CFO. During her tenure at Golden Queen, Ms. St-Germain played an instrumental role in securing project finance and overseeing Golden Queen as it transitioned from development and construction to commercial production. Ms. St-Germain joined Integra Gold as CFO in early 2017 and helped oversee the sale to Eldorado Gold Corporation in July 2017 for C$590 million. Ms. St-Germain is currently a director of Ascot Resources Ltd. and Li-FT Power Ltd.

Ms. St-Germain received her Institute of Corporate Directors, Director (ICD.D) designation from the ICD-Rotman Directors Education Program in 2021.

Clifford Lafleur - COO

Mr. Lafleur is a seasoned mining engineer with more than 25 years of operational and executive experience and a proven track record in mine development, operations, and optimization.  Most recently, Mr. Lafleur played a key role in the growth and success at SilverCrest Metals Inc. ("SilverCrest") ultimately leading to the company's $1.7 billion sale to Coeur Mining in 2024. Mr. Lafleur joined SilverCrest in 2021 and served as Senior Vice President of Operations, overseeing the development, ramp-up, and operational success of the Las Chispas Mine in Mexico. Prior to joining SilverCrest, Mr. Lafleur served as Director of Mineral Resource Management and Mine Engineering at Torex Gold Resources Inc. ("Torex"), specifically in Mexico, for four years. Mr. Lafleur led technical teams in the generation of technical studies, including resources and reserves, life of mine planning, reconciliation, and strategic planning, while also setting professional standards for mine engineering and mine geology departments. Mr. Lafleur also led the design and supported operations in the build of Torex's El Limón Guajes underground mine. Mr. Lafleur is a member of the Professional Engineers of Ontario and graduated from Laurentian University in 1999 with a Bachelor's degree in Mining Engineering.

Scott Olsen - Vice President, Engineering - Processing and Infrastructure

Scott Olsen is a metallurgical engineer with approximately 25 years of industry experience. Mr. Olsen has held senior roles at the Bald Mountain Mine located in Nevada, U.S. for both Barrick Gold Corporation and Kinross Gold Corporation, including Chief Metallurgist and various superintendent level positions. Most recently, Mr. Olsen worked as a Senior Metallurgical Engineer for Hanlon Engineering & Associates, Inc., a leading process engineering consulting and contracting company. Mr. Olsen holds a degree in Metallurgical Engineering from the University of Idaho.

Raphael Dutaut - Vice President, Geology and Mining

Raphael Dutaut, PhD, is a geologist with over 15 years of international experience spanning exploration, mine development, mining operations, and resource estimation across five continents. Mr. Dutaut's extensive experience in both corporate and asset-level roles, combined with his technical expertise in resource estimation and geology, positions him as a valuable leader in the mining sector. From 2013 to 2019, he held several senior positions at IAMGOLD Corporation, including Manager of Resources - Mining Geology and Chief Geologist at the Rosebel Gold Mine in Suriname. His most recent roles include serving as Technical Services Manager for the Nickel Mining Company (SMSP-NMC) in New Caledonia and as Vice President of Exploration at Millennial Precious Metals. He holds a PhD in Mining Geology from Polytechnique Engineering School of Montréal (Québec) and an International Master's in Economic Geology from the University of Orléans (France). Mr. Dutaut is a Qualified Person (QP) and a member of the Ordre des Géologues du Québec.

Dale Kerner - Vice President, Permitting

Dale Kerner is an Idaho-licensed Professional Geologist with 26 years of experience in the western US mining industry that has focused on mineral exploration, mine development, permitting and NEPA. Mr. Kerner began his career in environmental consulting, supporting growing mining practices and building technical support teams at Brown and Caldwell and Haley & Aldrich. At his latest post, Mr. Kerner served as Permitting Manager at Perpetua Resources, which recently received a Final Record of Decision from the U.S. Forest Service for the Stibnite Gold Project; a brownfields project in central Idaho that will reclaim a century-old legacy site and be the nation's sole domestically-mined source of the critical mineral antimony.

Mr. Kerner is an active member of the American Exploration and Mining Association Society Mentorship Program, Society of Mining, Metallurgy and Exploration (Boise Section), Idaho Mining Association - Idaho Mining Advancement Project, Idaho Geological Survey Mapping Advisory Committee, Idaho Science and Technology Policy Fellowship Advisory Board, and the UW-Eau Claire Geology Department Curriculum Advisory Board. He supports these platforms to build meaningful connections between the mining industry, the public, and the educational institutions that are developing our nation's future mining workforce.

Mr. Kerner holds degrees from Boise State University (MS Geology) and the University of Wisconsin/Eau Claire (BS Geology).

Jason Banducci - Vice President, Corporate Development and Investor Relations

Jason Banducci is a finance professional with more than a decade of experience across strategy, corporate development, capital markets, mergers & acquisitions, and investor relations. Mr. Banducci joined Integra in 2023 following its merger with Millennial, where he was a founding executive and served as Vice President, Corporate Development. Prior to his role at Millennial, Mr. Banducci worked in Investment Banking at Stifel Financial where he covered the mining industry and advised clients on a wide range of strategic initiatives including mergers & acquisitions, joint ventures, streaming & royalty transactions, and various debt and equity financing alternatives. Mr. Banducci worked in the mining investment banking group at GMP Securities prior to it being acquired by Stifel. Mr. Banducci holds an MBA from the Smith School of Business at Queen's University and an undergraduate degree from the University of Western Ontario.

Mark Stockton - Vice President, External Affairs and Sustainability

Mark Stockton is the Vice President of External Affairs and Sustainability at Integra Resources. Mr. Stockton oversees the development and implementation of Integra's external affairs and environment, social, governance programs, including government, Indigenous, and external relations, sustainability and environmental stewardship, community relations, and social performance.

Mr. Stockton has focused on driving tangible business performance in various roles, including Manager of Quebec Operations and Director of Corporate Development of Integra Gold from 2013 until the eventual sale of the Lamaque Mine to Eldorado Gold for C$590 million in 2017. Mr. Stockton thrives on innovation and social performance excellence, building collaborative solutions to serve multi-party interests that create value for shareholders and communities. Leading the efforts behind the Integra Gold Rush Challenge, and creating the #DisruptMining initiative, Mr. Stockton is a passionate believer in doing things differently to create tangible value within the mining sector.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as discussed below, to the knowledge of management, no director or executive officer of Integra is, as at the date of this AIF, or was, within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer or any company (including Integra), that was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as discussed below, to the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities of Integra to affect materially the control of Integra, is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including Integra) that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities of Integra to affect materially the control of Integra, is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities to affect materially the control of Integra, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Anna Ladd-Kruger is a director of Nevada Copper Corp. ("NCU"). On June 10, 2024, NCU and its subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the District of Nevada (the "Chapter 11 Proceedings"). On June 21, 2024, the Ontario Superior Court of Justice (Commercial List) issued orders under the Companies' Creditors Arrangement Act recognizing the Chapter 11 Proceedings in Canada and granting NCU and its subsidiaries a stay of proceedings in Canada (the "Canadian Recognition Proceedings"). The Chapter 11 Proceedings and the Canadian Recognition Proceedings are currently ongoing.  On August 20, 2024, the British Columbia Securities Commission issued a Failure-to-File Cease Trade Order in respect of NCU as NCU had not filed certain periodic disclosure documents required under applicable securities law related to the interim period ended June 30, 2024. These documents were not filed in light of the ongoing Chapter 11 Proceedings and Canadian Recognition Proceedings. The Failure-to-File Cease Trade Order currently remains in effect.  On June 10, 2024, in connection with the Chapter 11 Proceedings, the Toronto Stock Exchange (the "TSX") suspended trading of NCU's common shares and warrants on the TSX pending an Expedited Delisting Review. On August 21, 2024, NCU's common shares and warrants were delisted from the TSX as a result of NCU's failure to meet the TSX's continued listing requirements in light of the Chapter 11 Proceedings and the Canadian Recognition Proceedings.

Conflicts of Interest

To the best of Integra's knowledge, information and belief, and other than disclosed herein, there are no known existing or potential conflicts of interest among Integra and its directors, officers or other members of management as a result of their outside business interests except that certain of Integra's directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Integra and their duties as a director or officer of such other companies. As required by law, each of the directors of Integra is required to act honestly, in good faith and in the best interests of Integra. In the event of a conflict of interest, Integra will follow the requirements and procedures of applicable corporate and securities legislation and applicable exchange policies, including the relevant provisions of the BCBCA.

Audit Committee

The primary function of the audit committee of the Board (the "Audit Committee") is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of Integra. In accordance with National Instrument 52-110 - Audit Committees ("NI 52-110"), information with respect to the Audit Committee is contained below.  The full text of the Audit Committee Charter is attached to this AIF as Schedule "B".

Composition of the Audit Committee

The Audit Committee is composed of Ms. Ladd-Kruger (Chair), Mr. Atkinson and Ms. Yang.  All three members are "independent" directors and all Audit Committee members are financially literate, within the meaning of NI 52-110.

Relevant Education and Experience

For details regarding the relevant education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee, see "Directors and Executive Officers - Director and Management Biographies".

Audit Committee Oversight

At no time since the commencement of Integra's most recently completed financial year did the Board decline to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

At no time since the commencement of Integra's most recently completed financial year did Integra rely on the exemption in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member), or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures for Non-Audit Services

All other non-audit services shall be approved or disapproved by the Audit Committee as a whole.

The pre-approval requirement is waived with respect to the provision of non-audit services if:

  the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

  such services were not recognized by the Company at the time of the engagement to be non-audit services; and

  such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee.

The CFO of the Company shall maintain a record of non-audit services approved by the Audit Committee for each financial year and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

External Auditor Service Fees

The Company's independent registered public accounting firm is MNP LLP, Chartered Professional Accountants, located in Vancouver, British Columbia, Public Company Accounting Oversight Board ("PCAOB") ID#1930. The following table sets out the aggregate fees billed by the MNP LLP from January 1, 2023 through December 31, 2024.

	Year ended December 31, 2023	Year ended December 31, 2024
Audit fees(1)	C$185,696	C$313,829
Audit related fees(2)	-	C$31,541
Tax fees(3)	-	-
All other fees(4)	-	-
Total	C$185,696	C$345,370

Notes:

1. Audit Fees refers to the aggregate fees billed by the Company's external auditor for audit services, including fees incurred in relation to the audit of Integra's annual consolidated financial statements, quarterly reviews, reviews of securities filings and statutory audits.

2. Audit-Related Fees refers to the aggregate fees billed for assurance and related services by the Company's external auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and not reported under Audit Fees. Audit-Related Fees include due diligence, comfort letters and consents related to financings and proposed transactions.

3. Tax Fees refers to the aggregate fees billed for professional services rendered by the Company's external auditor for tax compliance, tax advice, and tax planning.

4. All Other Fees refers to the aggregate fees billed for services provided by the Company's external auditor, other than the services reported under Audit Fees, Audit-Related Fees and Tax Fees.

LEGAL AND REGULATORY ACTIONS

Except as disclosed below, since the beginning of the most recently completed financial year for which financial statements of Integra are included in this AIF, there have been no legal proceedings to which Integra is or was a party or of which any of its projects is or was the subject of, nor are any such proceedings known to Integra to be contemplated.

During the past financial year, Integra has not had any penalties or sanctions imposed on it by, or entered into any settlement agreements with, a court or a securities regulatory authority relating to securities laws, nor has Integra been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

FCGI was formed on July 8, 2024 by way of an amalgamation of Alio, Castle Gold Corporation, Pediment Gold Corp. and San Anton Resource Corporation under the Canada Business Corporations Act. In May 2019, Alio received a Notice of Civil Claim from a former shareholder of Rye Patch whose shares were acquired by Alio. The plaintiff brought the claim in the Supreme Court of British Columbia (the "Court") pursuant to the Class Proceedings Act and is seeking damages against Alio for alleged misrepresentations with respect to anticipated gold production during the year ended December 31, 2018. In March 2021, the Court dismissed the plaintiff's application to certify the action as a class proceeding. In April 2021, the Company received notice that the plaintiff was pursuing an appeal of the court's decision to dismiss the plaintiff's certification application.

The appeal was argued in the Court of Appeal in January 2022 and in March 2022 the Court of Appeal released its decision allowing the appeal and remitting the matter of certification to the trial court for further consideration. On July 28, 2023, the Court certified a class proceeding against Alio. Pursuant to the Court's decision, the class members in the class proceeding include all individuals or entities whose Rye Patch shares were acquired by Alio in exchange for Alio common shares and cash as part of the plan of arrangement entered into between Alio and Rye Patch but excludes all of those individuals or entities that sold their shares in Alio prior to August 10, 2018. The proceeding is currently scheduled to proceed to trial before the Court in June 2025.

The Company has reviewed the claim and is of the view that it is without merit. However, the outcome of the claim is not determinable at this time.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this AIF, no (a) director or executive officer, (b) person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the Common Shares, nor (c) associate or affiliate of any of the persons or companies referred to in (a) or (b) has, or has had within the three most recently completed financial years before the date hereof, any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent of the Common Shares is Odyssey Trust Company at its principal offices in Calgary, Alberta.

MATERIAL CONTRACTS

As at the date of this AIF, the following agreements and contracts are reasonably regarded as being material to Integra:

  Loan Agreement and the Third, Fourth, Fifth and Sixth Supplemental Agreements. See "General Development of the Business - Three Year History".

  Wheaton IRA. See "General Development of the Business - Three Year History".

  ROFR Agreement. See "General Development of the Business - Three Year History".

  Warrant Indenture. See "General Development of the Business - Three Year History".

  Arrangement Agreement, as amended by the Amending Agreement. See "General Development of the Business - Three Year History".

  2024 Subscription Receipt Agreement. See "General Development of the Business - Three Year History".

A copy of each of the agreements and contracts listed above are available under Integra's profile on the SEDAR+ website at www.sedarplus.ca and on EDGAR at www.sec.gov.

INTERESTS OF EXPERTS

Information of a scientific or technical nature regarding the Projects included in this AIF is based upon the Florida Canyon Report, the DeLamar Report and the Nevada North Report. The authors of the Florida Canyon Report, the DeLamar Report and the Nevada North Report own, directly or indirectly, less than 1% of the outstanding securities of Integra.

Unless otherwise indicated, the scientific and technical information contained in this AIF relating to the Projects has been reviewed and approved by Raphael Dutaut (Ph.D., P.Geo, OGQ Membership 1301), the Company's Vice President Geology and Mining, and a qualified person within the meaning of NI 43-101. As of the date hereof, Mr. Dutaut holds 32,596 Common Shares, 211,893 Options and 158,693 RSUs.

The independent registered public accounting firm of Integra are MNP LLP. MNP LLP has informed Integra that it is independent with respect to Integra within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and the rules of the SEC and the PCAOB on auditor independence.

ADDITIONAL INFORMATION

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase Common Shares and securities authorized for issuance under equity compensation plans is contained in the management proxy circular dated May 2, 2024, for the annual general meeting of the Company held on June 21, 2024, which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Additional financial information about Integra can be found in Integra's financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2024. Additional information relating to Integra may be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

SCHEDULE "A"

Glossary

In this AIF, the following terms have the meaning assigned to them below:

"AA" means Atomic Absorption assaying procedure.

"AAL" means American Assay Laboratories in Sparks, Nevada.

"Admiral" means Admiral Financial Group.

"ADR" means Adsorption, Desorption, Recovery.

"AIC" means all-in cost.

"AISC" means all-in sustaining costs.

"Ag" means silver.

"Ag/t" means silver per tonne.

"AIF" or "Annual Information Form" means this annual information.

"Alio" means Alio Gold Inc.

"Amending Agreement" means an agreement dated September 3, 2024 to amend certain terms of the Arrangement Agreement between Integra and FCGI.

"Apollo" means Apollo Gold Corporation.

"Argonaut" means Argonaut Gold Inc.

"Arrangement Agreement" means a definitive agreement dated July 28, 2024 between Integra and FCGI pursuant to which Integra agreed to acquire all of the issued and outstanding common shares of FCGI by way of a court-approved plan of arrangement.

"Au" means gold.

"Au/t" means gold per tonne.

"AuEq" means gold equivalent, representing a combination of gold and silver as calculated and noted herein.

"Beedie Capital" means Beedie Investments Ltd.

"BCBCA" means the Business Corporations Act (British Columbia).

"BLM" means the United States Bureau of Land Management.

"Board" means the board of directors of Integra.

"2023 Brokered Offering" means the bought deal private placement of 14,000,000 post-Consolidation 2023 Subscription Receipts at a price of $1.75 per post-Consolidation 2023 Subscription Receipt for gross proceeds of C$24.5 million.

"Canadian Recognition Proceedings" means orders issued by the Ontario Superior Court of Justice (Commercial List) under the Companies' Creditors Arrangement Act recognizing the Chapter 11 Proceedings in Canada and granting NCU and its subsidiaries a stay of proceedings in Canada.

"Canyon" means the Canyon Resources Corp.

"CEO" means chief executive officer.

"Cerro Colorado" means the Cerro Colorado Property.

"CFO" means chief financial officer.

"Chapter 11 Proceedings" is a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the District of Nevada filed by NCU and its subsidiaries on June 10, 2024.

"CIC" means carbon-in-column.

"Clover Nevada" means the Clover Nevada Limited Liability Company.

"Clover Royalty" means the NSR reserved by Clover Nevada on the Wildcat deposit.

"CLTSF" means concentrate leach tailing storage facility.

"cm" means centimeters.

"Code" means Integra's Code of Business Conduct and Ethics.

"Common Shares" means common shares without par value in the capital of Integra.

"Company" means Integra Resources Corp.

"Consolidation" means the May 26, 2023 2.5 to 1 consolidation of the Company's Common Shares.

"Continuation" means the continuation of the Company from the Province of Ontario to the Province of British Columbia described under the heading "Name, Address and Incorporation".

"COO" means chief operating officer.

"core" means diamond-core.

"Court" means the Supreme Court of British Columbia.

"CRMs" means certified reference materials.

"cut‐off grade" means the grade of mineralization, established by reference to economic factors, above which material is included in mineral deposit resource/reserve calculations and below which the material is considered waste. Cut‐off grade may be either an external cut‐off grade.  An external cut-off refers to the grade of mineralization used to control the external or design limits of a pit or underground mine based on the expected economic parameters of the operation.  An internal cut‐off grade refers to the minimum grade required for blocks of mineralization present within the confines of an open pit to be included in mineral deposit estimates.

"DeLamar Area" is the mineral claims forming part of the DeLamar Project as well as proximate mineral interests acquired by Integra.

"DeLamar Project" means the Company's mineral project in Idaho as described in the DeLamar Report, comprising the DeLamar Area and the Florida Mountain Area.

"DeLamar Report" means the "Technical Report for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA", dated October 31, 2023 with an effective date of August 25, 2023.

"DMC" means DeLamar Mining Company.

"DSUs" means deferred share units.

"EA" means Environmental Assessment.

"Earth Resources" means Earth Resources Corporation.

"EDGAR" means the Electronic Data Gathering and Retrieval System.

"EIS" means environmental impact statement.

"EPCM" means engineering, procurement and construction management.

"2023 Escrow Release Conditions" means certain release conditions (including the satisfaction of all conditions precedent to the completion of the Millennial Transaction other than the issuance of the Common Shares to shareholders of Millennial) related to the 2023 Brokered Offering.

"2024 Escrow Release Conditions" means certain release conditions (including the satisfaction of all conditions precedent to the completion of the Florida Canyon Transaction other than the issuance of the Common Shares to shareholders of FCGI).

"ESTMA" means the Extractive Sector Transparency Measures Act (Canada).

"Exchange Act" means United States Securities Exchange Act of 1934, as amended.

"exploration" means the prospecting, mapping, geophysics, compilation, diamond drilling and other work involved in searching for ore bodies.

"ExPO" means Exploration Plan of Operations/Reclamation Permit Applications.

"Fee Tracts" means the four patented lode claims on the Wildcat deposit.

"FCGI" means Florida Canyon Gold Inc.

"FCGI Shares" means the common shares of Florida Canyon Gold Inc.

"FCMI" means Florida Canyon Mining Inc.

"Fifth Supplemental Agreement" means the fifth supplemental agreement to the Loan Agreement dated November 8, 2024.

"Florida Canyon Mine" or "FCM" means the Florida Canyon mine.

"Florida Canyon Report" means the technical report regarding the Florida Canyon Mine prepared for FCGI and entitled "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA" dated July 11, 2024 with an effective date of June 28, 2024.

"Florida Canyon Transaction" means a court-approved plan of arrangement between Integra and FCGI pursuant to which Integra acquired all of the issued and outstanding FCGI Shares.

"Florida Mountain Area" is the mineral claims forming part of the DeLamar Project that was not acquired from Kinross as well as proximate mineral interests acquired by Integra.

"forward-looking statements" means "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian and United States securities legislation.

"Fourth Supplemental Agreement" means the fourth supplemental agreement to the Loan Agreement dated July 28, 2024.

"Franco-Nevada" means Franco-Nevada Corporation.

"ft" means feet.

"G&A" means general and administrative.

"g" means grams.

"g Ag/t" means grams per tonne silver.

"g Au/t" means grams per tonne gold.

"Golden Queen" means Golden Queen Mining Co. Ltd.

"gpm" means gallons per minute.

"g/t" means grams per metric tonne. Ex. g/t Au = grams per tonne gold.

"grade" means the amount of valuable mineral in each ton of mineralized material, expressed as troy ounces (or grams) per ton (or tonne) of gold or other precious metal or as a percentage of copper or other base metal or mineral.

"GreenLight" means Green Light Metals Inc.

"GreenLight Shares" means the common shares of GreenLight.

"Harlan Claims" are the 16 claims of which Clover Nevada has undivided 50% ownership and the Wittkopp Trust has the other undivided 50% ownership. The Wittkopp Trust has leased their undivided 50% ownership to Clover Nevada under the Wittkopp Lease.

"HLP" or "HLPs" means heap-leach pads.

"Homestake" means Homestake Mining Company.

"IASB" means the International Accounting Standards Board

"ICP" means inductivity coupled plasma optical-emission spectrometry.

"ICP-MS" means ICP and mass spectrometry.

"IDEQ" means the Idaho Department of Environmental Quality.

"IDL" means Idaho Department of Lands.

"IFRS" means the International Financial Reporting Standards.

"Indicated Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

"Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality of continuity.

"Initial Advance" is the initial advance set out in the Loan Agreement in the amount of US$5,000,000 subject to satisfaction of certain conditions.

"Integra" or the "Company" means Integra Resources Corp.

"Integra Gold" means Integra Gold Corp.

"Interests" means membership interest.

"IRR" means internal rate of return.

"2024 Issue Price" means C$1.35 per 2024 Subscription Receipt.

"Jack Claims" means the 52 claims of which Clover Nevada has undivided 50% ownership and the Wittkopp Trust the other undivided 50% ownership. The Wittkopp Trust has leased their undivided 50% ownership to Clover Nevada under the Wittkopp Lease.

"Kemco" means Kincaid Exploration and Mining Co.

"Kennecott" means Kennecott Copper Corporation.

"kg" means kilograms.

"Kinross" means Kinross Gold Corp.

"km" means kilometers.

"kV" means kilovolt.

"kWh" means kilowatt hour.

"Lac Minerals" means Lac Minerals (USA) Limited Liability Company.

"Loan Agreement" means the convertible loan agreement between Beedie Capital and Integra dated July 28, 2022.

"LOM" means life of mine.

"m" means meters.

"MAPCO" means Mid Atlantic Petroleum Company.

"McClelland" means McClelland Laboratories.

"Measured Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

"Micon" means Micon International Limited.

"Mineral deposit, deposit or mineralized material" means a mineralized body, which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.  Such a deposit does not qualify to be defined as a commercially minable ore body or as containing ore reserves or resources, until final legal, technical, and economic factors have been resolved in an appropriate technical report.

"mineralization" means rock containing an apparent, if undetermined amount of minerals or metals.

"Millennial" means the Millennial Precious Metals Corp.

"Millennial Arizona" means the Millennial Arizona LLC.

"Millennial NV" means the Millennial NV LLC.

"Millennial Transaction" means an at-market merger with Millennial pursuant to which Integra acquired all of the issued and outstanding shares of Millennial by way of a court-approved plan of arrangement under the BCBCA.

"Mineral Reserve" is the economically mineable part of a Measured and/or Indicated Mineral Resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

"Mineral Resource" is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction as determined in the judgment of a QP in respect of the technical and economic factors likely to influence the prospect of economic extraction.

"Mineral Resources and Reserves" (ref. CIM Definition Standards - For Mineral Resources and Mineral Reserves Prepared by the CIM Standing Committee on Reserve Definitions, Adopted by CIM Council on May 10, 2014).

"MJDS" means the multi-jurisdictional disclosure system.

"mm" means millimeters.

"Modifying Factors" are considerations used to convert Mineral Resources to Mineral Reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

"Monex" means Monex Explorations.

"Montoro" means Montoro Gold Company.

"Mountain View claims" means the seven claims of which Bankruptcy successor(s) of Robert L. Helms Construction & Development Co. have undivided 90% ownership (which is not leased by Clover Nevada), Clover Nevada has undivided 5% ownership and the Estate of Raymond W. Wittkopp has undivided 5% ownership. The Estate of Raymond W. Wittkopp has leased their undivided 5% to Clover Nevada under the Wittkopp Lease.

"MPO" means Mine Plan of Operations.

"MSN" means Millennial Silver Nevada Inc.

"MW" means megawatts.

"NDEP-BMRR" means Nevada Division of Environmental Protection - Bureau of Mining Regulation and Reclamation.

"NEPA" means the National Environmental Policy Act.

"NERCO" means NERCO Mineral Company.

"NCU" means Nevada Copper Corp.

"Nevada North Project" means the Wildcat and Mountain View deposits.

"Nevada North Report" means NI 43-101 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, USA" dated July 30, 2023, with an effective date of June 28, 2023.

"Nevoro" means Nevoro Gold Inc.

"NI 43‐101" means National Instrument 43‐101 - Standards of Disclosure for Mineral Projects.

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings.

"NI 52-110" means National Instrument 52-110 - Audit Committees.

"NSR" means a royalty payment based on the value of gross metal production from the property, less deduction of certain limited costs including smelting and refining, as defined by contract.

"2023 Non-Brokered Offering" means an agreement between the Company, Wheaton, and a wholly-owned subsidiary of Wheaton, pursuant to which Wheaton agreed to purchase the lesser of: (a) C$15 million of 2023 Subscription Receipts at the 2023 Issue Price; (b) such number of 2023 Subscription Receipts that would result in Wheaton owning 9.9% of the issued and outstanding Common Shares (following the completion of the proposed Millennial Transaction and the conversion of the 2023 Subscription Receipts issuable to Wheaton and pursuant to the 2023 Brokered Offering); and (c) 30% of the combined 2023 Subscription Receipts to be issued to Wheaton and investors in the 2023 Brokered Offering.

"NPV" means net present value.

"NYSE American" means the NYSE American LLC.

"OBCA" means the Ontario Business Corporations Act, R.S.O. 1990, c. B. 16.

"ore" means a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

"ounce (oz)" means a Troy ounce.

"oxidized" means mineralized rock in which some of the original minerals have been oxidized by natural processes.

"patented mining claim" means a mining claim on the public land of the United States or Canada, for which a patent has been issued conveying the title from the United States or Canada to the patentees.

"PCAOB" means the Public Company Accounting Oversight Board (United States).

"Pegasus" means Pegasus Gold Corporation.

"PoO" means Plans of Operation.

"porphyritic" means a rock texture in which one mineral has a larger grain size than the accompanying minerals.

"preliminary economic assessment" or "PEA" means a study, other than a pre‐feasibility or feasibility study (as defined in NI 43-101), that includes an economic analysis of the potential viability of Mineral Resources.

"pre-feasibility study" or "PFS" means a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a QP, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting.

"Probable Mineral Reserve" is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource.  The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

"Projects" means the Florida Canyon Mine, the DeLamar Project and the Nevada North Project collectively.

"Proven Mineral Reserve" is the economically mineable part of a Measured Mineral Resource.  A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

"QA/QC" means quality assurance and quality control.

"QP" means a "qualified person" for the purpose of NI 43-101.

"RC" means a machine that uses a bit attached to a down-hole hammer to produce a hole. Unlike diamond drilling, RC drilling produces samples of rock cuttings rather than a sample of rock core. The down-hole hammer is powered by compressed air, which also acts as the medium bringing the drill cuttings up to surface.

"RCE" means Reclamation Cost Estimate.

"RESPEC" means RESPEC Company LLC.

"RSUs" means restricted share units.

"Rich Claims" is the 52 claims of which Clover Nevada has 100% ownership; these claims are subject to the terms of the Wittkopp Lease.

"ROD" means Record of Decision.

"ROFR" means a right of first refusal agreement dated May 4, 2023 between the Company and Wheaton entities providing Wheaton a right of first refusal on precious metals royalties, streams or pre-pays pertaining to any properties of Integra or its affiliates, including the Millennial properties acquired in the Millennial Transaction, and any properties Integra acquires in the future within a five kilometer radius of the outer perimeter of the foregoing properties or is otherwise acquired in connection with or for the use of the projects held by Integra (including the Millennial properties acquired in the Millennial Transaction).

"ROM" means run-of-mine.

"Rye Patch" means Rye Patch Gold Corp.

"SEC" means United States Securities and Exchange Commission.

"Second Advance" is a second advance set out in the Fourth Supplemental Agreement in the amount of US$5,000,000 subject to satisfaction of certain conditions.

"SGMI" means Standard Gold Mining Inc.

"SilverCrest" means SilverCrest Metals Inc.

"Sixth Supplemental Agreement" means the sixth supplemental agreement to the Loan Agreement dated March 11, 2025.

"2023 Subscription Receipt Agreement" is the subscription receipt agreement dated March 16, 2023 as among the Company, TSX Trust Company as the subscription receipt agent, the 2023 Underwriters and Wheaton.

"2023 Subscription Receipt" represented the right of a holder to receive, upon satisfaction or waiver of certain release conditions, without payment of additional consideration, one Common Share, subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement dated March 16, 2023.

"2024 Subscription Receipt" represented the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Florida Canyon Transaction other than the issuance of the Common Shares to shareholders of FCGI) without payment of additional consideration, one Common Share, subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement dated August 21, 2024.

"Third Supplemental Agreement" means the third supplemental agreement to the Loan Agreement dated February 21, 2024.

"Triple Flag" means Triple Flag Precious Metals Corp.

"TSF" tailing storage facility.

"tonne" or "t" means a metric tonne (1,000 kilograms).

"Torex" means Torex Gold Resources Inc.

"Touchstone" means Touchstone Resources Company Inc.

"TSX" means the Toronto Stock Exchange.

"TSX-V" means the TSX Venture Exchange.

"Underwriters" means a syndicate of underwriters led by Cormark Securities Inc., and including BMO Nesbitt Burns Inc., Desjardins Securities Inc., Eight Capital, Ventum Financial Corp., Raymond James Ltd. and Stifel Nicolaus Canada Inc.

"2023 Underwriters" means Raymond James Ltd., BMO Capital Markets and Cormark Securities Inc.

"2024 Underwriters" means Stifel Nicolaus Canada Inc. and Eight Capital.

"Underwriting Agreement" means a definitive underwriting agreement dated March 7, 2024 as among the Company and the Underwriters pursuant to which Integra issued a total of 16,611,750 Units.

"Unit Offering" means bought deal public offering pursuant to which Integra issued 16,611,750 units, including the full exercise of the over-allotment option by a syndicate of underwriters, at a price of C$0.90 per Unit for aggregate gross proceeds of C$14,950,575.

"Units" or "Unit" means the units issued by Integra pursuant to the Unit Offering where each Unit was comprised of one Common Share and one-half (½) of one Warrant.

"unpatented mining claim" means a mining claim located on the public lands of the United States or Canada, for which a patent has not been issued. An unpatented mining claim is a possessory interest only, subject to the paramount title of the United States or Canada. The validity of an unpatented mining claim depends upon compliance with mining codes and payment of applicable taxes.

"VCIC" means vertical carbon-in-column.

"vein" means an epigenetic mineral filling of a fault or other fracture in a host rock often composed of quartz, carbonate, metal sulphides or precious metals.

"War Eagle Mountain" means the state lease encompassing the War Eagle gold-silver Deposit situated in the DeLamar District, southwestern Idaho.

"Warrant" means a Common Share purchase warrant issued pursuant the Unit Offering.

"Warrant Indenture" means a warrant indenture between the Company and TSX Trust Company dated March 13, 2024.

"Waterton" means Waterton Precious Metals Fund II Cayman, LP.

"Wheaton" means Wheaton Precious Metals Corp.

"Wheaton IRA" means an investor rights agreement dated March 16, 2023 between the Company and Wheaton entities providing Wheaton with certain participation rights in future equity offerings by Integra.

"Wheaton Royalty Transaction" means a binding agreement between Integra's wholly-owned subsidiary, DeLamar Mining Company, and Wheaton Precious Metals (Cayman) Co., a wholly-owned subsidiary of Wheaton, pursuant to which Wheaton Precious Metals (Cayman) Co. acquired a 1.5% net smelter returns royalty on metal production from all claims of the DeLamar Project for an aggregate cash purchase price of US$9.75 million, to be paid in two installments. The first instalment of US$4.875 million was received by Integra on March 8, 2024. The second installment of US$4.875 million was received on July 12, 2024.

"Wittkopp Lease" means the lease/option agreement for mineral claims on the Mountain View deposit dated June 30, 2000.

"Wittkopp Trust" is the Wittkopp Family 1997 Trust whose trustee is Leslie A. WittKopp.

"WRSFs" means waste-rock storage facilities.

SCHEDULE "B"

Audit Committee Charter

INTEGRA RESOURCES CORP.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

1. Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities with respect to the financial reports and other financial information provided by the senior management of Integra Resources Corp. (the "Company") to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting, and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures, and practices at all levels. The Committee's primary duties and responsibilities are to:

  serve as an independent and objective party to oversee the Company's accounting and financial reporting processes and internal control system;
  review the Company's financial statements;
  oversee the audit of the Company's financial statements;
  oversee the Company's compliance with legal and regulatory requirements as they relate to accounting and financial controls and anti-corruption and bribery issues;
  oversee, review and appraise the independence and the performance of the Company's external auditors; and
  provide an open avenue of communication among the Company's auditors, senior management and the Board.

2. Composition and Operation

The Committee shall be comprised of three or more directors as determined by the Board. Each of these directors shall be "independent" as required by the applicable rules of the Company's regulators, including Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and Sections 803A and 803B(2) of the NYSE American LLC Company Guide). No member of the Committee is permitted to have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years.

All members of the Committee shall be, in the determination of the Board, "financially literate", as that term is defined by National Instrument 52-110 - Audit Committees, as amended from time to time. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement.  At least one member of the Committee must be "financially sophisticated," as that term is defined in Section 803B of the NYSE American LLC Company Guide, and must be an "audit committee financial expert" as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K.

The Committee members shall be appointed by the Board annually and the Board may at any time remove or replace any member of the Committee and may fill any vacancy with another Board member, as required. In addition, the Board shall appoint a chair (the "Chair") from among the Committee members. If the Chair is not present at any meeting of the Committee, one of the other Committee members present at the meeting shall be chosen by the Committee to preside as the chairperson at the meeting.

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its role to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

A majority of members shall constitute a quorum for meetings of the Committee, present in person or via telephone or via other telecommunication device that permits all persons participating in the meeting to speak and hear one another. Members shall be provided with a minimum of 48 hours' notice of meetings. The notice period may be waived by a quorum of the Committee. The Committee shall fix its own procedures for meetings, keep records of its proceedings, and report to the Board routinely. The Committee shall hold in-camera sessions at each meeting, during which the members of the Committee shall meet in the absence of management.

The Committee may act by unanimous written consent of its members.  A resolution approved in writing by the members of the Committee shall be valid and effective as if it had been passed at a duly called meeting.

No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present, or by a unanimous written consent.

3. Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

  review this Charter annually, and recommend to the Board any necessary amendments;
  review the Code of Business Conduct and Ethics annually, and recommend to the Board any necessary amendments;
  review the Anti-Bribery and Anti-Corruption Policy annually, and recommend to the Board any necessary amendments;
  review the Investment Policy annually, and recommend to the Board any necessary amendments;
  review the Whistle Blower Policy annually, and recommend to the Board any necessary amendments;
  review and recommend to the Board for approval the audited annual financial statements, with the report of the external auditor, and corresponding management's discussion and analysis prior to public dissemination and filing with securities regulatory authorities;
  review and approve, or recommend to the Board for approval, the quarterly financial statements of the Company and corresponding management's discussion and analysis prior to public dissemination and filing with securities regulatory authorities;
  review any other financial disclosure documents that contain material financial information about the Company requiring approval by the Board prior to public dissemination and/or filing with any governmental and/or regulatory authority, including, but not limited to press releases, annual reports, annual information forms, and prospectuses or registration statements; and
  review the Company's disclosure in the Management Information Circular including Committee's composition and responsibilities and how they are discharged.

External Auditors

"External auditor" as used here shall mean any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company. Each such external auditor shall report directly to the Committee. With respect to the external auditor, the Committee shall:

  review annually the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;
  make recommendations to the Board with respect to the compensation of the external auditor, assess whether fees and any other compensation to be paid to the external auditor for audit or non-audit services are appropriate to enable an audit to be conducted and to maintain the independence of the external auditor;
  obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with The Public Company Accounting Oversight Board Rule 3526;
  review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;
  take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors;
  recommend to the Board the appointment, retention and replacement of the external auditors nominated annually for shareholder approval;
  oversee the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;
  at each year-end audit meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;
  review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;
  review with management and the external auditors the audit plan for the year-end financial statements;
  review with management and the external auditor any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company's financial reporting or accounting policies; and
  review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
    the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
    such services were not recognized by the Company at the time of the engagement to be non-audit services; and
    such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

The Chief Financial Officer of the Company shall maintain a record of non-audit services approved by the Audit Committee for each financial year and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

Financial Reporting Processes

  in consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external;
  consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;

  consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management;
  review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;
  following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;
  review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements. Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters;
  review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;
  establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;
  review certification process;
  establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
  carry out a review designed to ensure that effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual; and
  review any related-party transactions.

Ethical and Legal Compliance

  review the integrity of the Chief Executive Officer (the "CEO") and other senior management and ensure that the CEO and other senior management strive to create a culture of integrity throughout the Company;
  review the adequacy, appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to insurance, accounting, information services and systems, financial controls and management reporting.

Risk Management and Evaluation

  ensure systems are in place to identify principal risks of the Company's businesses and ensure appropriate procedures are in place to manage those risks and to address and comply with applicable regulatory, corporate, securities and other legal requirements. Specifically, the Committee shall ensure that procedures are in place to comply with the law, the Company's Articles of Incorporation, the Company's Code of Business Conduct and Ethics, all exemption orders issued in respect of the Company by applicable securities regulatory authorities, and all other significant Company policies and procedures;
  in conjunction with any other committees designated by the Board from time to time, review major financial, audit and accounting related risks and the policies, guidelines and mechanisms that management has put in place to govern the process of monitoring, controlling and reporting such risks;
  review any material breaches and ensure that proposed action is adequate and that measures are put in place to prevent future breaches;
  oversee and advise the Board on the Company's principal risks, risk strategy, and effectiveness of the Company's systems and procedures to mitigate these principal risks;

  as deemed necessary, recommend to the Board actions or improvements needed to improve the Company's risk management systems and procedures.

Anti-Bribery and Anti-Corruption

  the Committee shall provide oversight with respect to compliance with the Extractive Sector Transparency Measures Act (Canada) (the "ESTMA") and similar applicable legislation, and shall ensure compliance with such legislation. This shall include confirming that management has established and maintains appropriate record-keeping procedures with respect to payments made to all levels of government in Canada and abroad as prescribed by the ESTMA and similar applicable legislation, including the timely filing of requisite annual reports and ensuring the public accessibility of such reports;
  review the principal anti-bribery and anti-corruption risks in the Company's business activities and provide oversight of appropriate systems to manage such risk as applicable to the Company;
  review and monitor the anti-bribery and anti-corruption policies and activities of the Company on behalf of the Board to ensure compliance with applicable laws, legislation, and policies as they relate to anti-corruption and anti-bribery issues; and
  in the event of the occurrence of a corruption or bribery incident, receive and review, without delay, a report from management detailing the nature of the incident. Such report is to be made to the Committee in its entirety, and the Committee will immediately inform the Board at large, which will review the incident and to determine the Company's disclosure obligations, if any.

4. Authority

The Committee:

  has the authority to communicate directly with officers and employees of the Company, its auditors, legal counsel and to such information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities. This extends to the requiring the external auditor to report directly to the Committee;
  has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the Committee will set the compensation for such advisors;
  shall be provided appropriate funding from the Company, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, to any advisors employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties; and
  Shall have such other powers and duties as delegated to it by the Board.

5. Accountability

The Committee Chair has the responsibility to report to the Board, as requested, on accounting and financial matters relative to the Company.

The Committee shall report its discussions to the Board by maintaining minutes of its meetings which shall be available for review by the Board at any time.